
Wisconsin Energy
Corporation


10011232

Stormy seas.

Steady hand.

2009 Annual Report

Notice of 2010 Annual Meeting and Proxy Statement



TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS



EARNINGS PER SHARE – CONTINUING OPERATIONS
(in dollars)
$2.83
$3.03
$3.20
'07
'08
'09
DIVIDENDS PER SHARE[a]
(in dollars)
$1.00
$1.08
$1.35
'07
'08
'09
YEAR-END DEBT TO TOTAL CAPITAL[b]
(in percent)
55.3%
55.4%
55.2%
'07
'08
'09

a. The quarterly dividend was increased from 33.75 cents per share to 40 cents per share in the first quarter of 2010.

b. Attributes $250 million of the $500 million aggregate principal amount of 2007 Series A Junior Subordinated Notes to common equity. The major credit agencies currently attribute at least 50% common equity to these securities. For further explanation, see page F-20.

BEST IN THE MIDWEST

For the sixth time in eight years, we were named the most reliable utility in the Midwest. The ReliabilityOne™ Award is given annually by PA Consulting Group to utilities that have excelled in delivering the most reliable electric service to customers.



PA Consulting Group
2009
Outstanding Performance
Reliability
PA Consulting Group hereby certifies the Transmission and Distribution reliability results of
ReliabilityOne™
we energies




GALE E. KLAPPA
Chairman, President and
Chief Executive Officer

TO OUR STOCKHOLDERS,

As I write this letter, there are encouraging signs that the economy is beginning to recover from the most severe decline in generations. That, of course, is welcome news. Because... in the words of John Lennon and Paul McCartney... 2009 was "a hard day's night."

Across Wisconsin and the Upper Peninsula of Michigan — a region known for its strong manufacturing base — industrial use of electricity last year fell by a greater percentage than in any year since 1932. And with an unusually mild summer, residential demand for electricity fell during 2009 as well.

I'm pleased to report, however, that your company responded quickly and effectively to the impact of the Great Recession.

On virtually every meaningful measure — the company made great strides during the year.

We reduced our costs, improved productivity, and posted record financial results. In fact, on virtually every meaningful measure — from customer satisfaction to network reliability to progress on our Power the Future plan — the company made great strides during the year. Here are some of the highlights of 2009.

SOLID FINANCIAL PERFORMANCE

Earnings from continuing operations rose to $377 million or $3.20 a share, the highest in company history. During the year, we invested $818 million to expand and improve the energy infrastructure of the region. Cash flow was strong, and we ended 2009 with our debt to total capital at 55.2 percent — better than year-end 2008 and better than plan.

The market value of the company continued to grow during the year. The price of Wisconsin Energy stock increased by 18.7 percent, trading at a new all-time high of $50.62 a share on December 30. And our total shareholder return continued to outpace the return you would have earned in the Dow Jones Industrials, the S&P 500, the NASDAQ, or the major utility indexes. The table below, which provides you with information for the past five years, tells the story.

TOTAL SHAREHOLDER RETURN (2005–2009)*	
WISCONSIN ENERGY	67.01%
Dow Jones Industrial Average	10.11%
S&P 500 Index	2.10%
NASDAQ Composite Index	8.83%
S&P 500 Electric Utility Index	36.74%
Philadelphia Utility Index	35.09%

*Stock price appreciation plus reinvested dividends.

As we began 2010, our board of directors voted to raise the quarterly dividend to 40 cents a share — effective with this year's first quarter payment. This represents an increase of 18.5 percent over the previous quarterly rate and raises the annual dividend to $1.60 a share.

The board's action returns the dividend to a level that is roughly equivalent to where it stood 10 years ago when the dividend was cut by nearly half to help fund the company's Power the Future construction plan.

Our dividend policy going forward is simple and straightforward. We plan to pay out between 40 and 45 percent of our earnings in dividends this year and next. Then, we expect to move to a slightly higher payout ratio of 45 to 50 percent of earnings starting in 2012.

A FOCUS ON CUSTOMER SATISFACTION

As you know, businesses that are built for the long run — businesses that thrive and prosper — all have one important trait, regardless of what product or service they provide. That trait is an unwavering focus on satisfying customers and exceeding their expectations.

For our company, customer satisfaction begins with the word reliability. It's no understatement to say that electricity and natural gas are essential tools of modern life. We keep the economy running and homes safe and warm. Customers count on us 24/7. And when there is a problem on the network, customers naturally look to us for quick, safe, and efficient restoration of their energy supply.

There's nobody better in the Midwest at keeping the lights on.

So, I'm pleased to report that there's nobody better in the Midwest at keeping the lights on. For the sixth time in the past eight years, we've been named the most reliable utility in the region by an independent consulting firm. And for 2009, outages across our electric distribution system ran 18 percent below the previous year — our best reliability in the modern era.

Our long-term goal is to be the industry leader in customer satisfaction. In 2009, we continued to make progress on the journey. We achieved our best customer satisfaction ratings since the merger of Wisconsin Electric and Wisconsin Gas in the year 2000, and quite probably our best ratings ever. Independent national surveys also confirmed that we performed in the top quartile of our industry.

POWER THE FUTURE UPDATE

Those of you who have followed Wisconsin Energy for a number of years are familiar with our Power the Future plan. Announced a decade ago, this plan was designed to break Wisconsin's dependence on expensive out-of-state energy, improve our environmental performance, and ensure an economical supply of electricity for our customers in the decades ahead.

We expect the new unit at Oak Creek to be among the four or five most efficient coal-fired plants in the country.

Key components of this plan include two modern gas-fired units that were built in Port Washington, north of Milwaukee; construction of two major coal-fired units at Oak Creek, south of the city; and building a significant amount of renewable generation.

As we've mentioned in previous reports, both units at Port Washington are in service. Construction was completed on time and on budget. The units are among the most efficient in the Midwest. And our customers are benefiting from the current low price of natural gas that fuels this station.

We took another step toward completing our Power the Future plan on February 2, 2010. At one stroke past midnight, the first unit at our Oak Creek expansion completed all of its performance tests and began commercial service.

Data from the performance testing at Oak Creek is particularly encouraging. The demonstrated heat rate — which is a measure of how efficiently the unit converts fuel into electricity — is five percent better than the guarantee from the manufacturer. So, we expect the new unit at Oak Creek to be among the four or five most efficient coal-fired plants in the country.

As for Unit 2, our general contractor, Bechtel Power Corporation, continues to make good progress. Unit 2 is approximately 90 percent complete. The next significant milestone — first fire on gas — is scheduled for April, and the unit should be completed later this year.

In December, we were able to settle all claims that had been filed by Bechtel seeking additional construction costs and schedule relief for completion of the Oak Creek expansion units. Bechtel's monetary claim totaled more than $517 million. Under the settlement:

- The project partners agreed to make a series of payments to Bechtel totaling $72 million. Payments are tied to the achievement of specific milestones. Our company's share of this additional cost is approximately $61 million.

- Bechtel was given a 120-day schedule extension beyond the original guaranteed turnover date for Unit 1, and 60 days of schedule relief for Unit 2.

After devoting a significant amount of time and resources to the complex issues involved with Bechtel's claim, we came to this agreement, in large part, because we recognized the impact of the severe weather Bechtel faced over the past three years — in particular, the winter of 2007–2008 when the Milwaukee area was hit with nearly 100 inches of snow.

A GLIMPSE OF THE FUTURE

Now that we're nearing the decade-long transformation of our company and the infrastructure that serves our region, our focus is turning to the mandate for more renewable energy that is being required by state laws. In Wisconsin, for example, approximately 10 percent of the electricity sold to retail customers in the state must come from renewable sources by 2015.

We've already completed the largest wind farm in Wisconsin. With 88 turbines spread across 10,600 acres of farmland, our Blue Sky Green Field wind center has been in operation since 2008.

This year, we expect to begin construction of the Glacier Hills Wind Park approximately 45 miles northeast of Madison. The Wisconsin Public Service Commission recently approved our request to build up to 90 wind turbines on the site. The precise number of turbines will be determined as we finalize the project design. Clearly, Glacier Hills will be a sizable new wind farm, and we expect the first full year of operation to be 2012.

Last fall we also announced our plans to build a biomass-fueled power plant at a paper mill site owned and operated by Domtar Corporation in northern Wisconsin. The plan calls for wood, waste wood, and sawdust to be used to produce 50 megawatts of electricity.

We're fortunate to be close to significant forest lands that can be harvested in a sustainable manner. These forests have large amounts of wood waste that can be purchased to fuel the plant. Our investment in this project is expected to be $250 million with a targeted in-service date of 2013.

STAYING THE COURSE

A wise old philosopher once mused that... progress is never easy. The path is rarely straight. Technology evolves, sometimes in dramatic leaps. And through it all, customers search relentlessly to find value for their money.

Those truths lead me to several conclusions about the state of our company. After more than 100 years of growing and serving the people of our region, we have a modern, efficient network. Costs that are competitive. Management that is focused. And a clear understanding that customer satisfaction is the key to our success.

The lights are on. The future is bright.

On behalf of our entire team, thank you for your confidence and support.

Sincerely,

Gale E. Klappa
Chairman, President and Chief Executive Officer
March 9, 2010





OAK CREEK EXPANSION

The Oak Creek expansion units are the centerpiece of the company's Power the Future plan. Unit 1 was completed and began serving customers in February 2010. Unit 2 is expected to begin commercial operation later this year.



BIOMASS FUEL

To help meet the state's renewable energy requirements, our proposed biomass-fueled power plant in northern Wisconsin will use wood refuse from trees that are harvested using sustainable forestry practices. If approved, the 50-megawatt plant is expected to be in service in 2013.

WISCONSIN ENERGY CORPORATION (NYSE: WEC) is one of the nation's premier energy companies with more than $12 billion of assets and a diversified portfolio of businesses engaged in electric generation and the distribution of electricity, natural gas and steam.

Its principal utilities are We Energies (the trade name for Wisconsin Electric Power Company and Wisconsin Gas LLC) and Edison Sault Electric Company. These companies serve more than 1.1 million electric customers in Wisconsin and Michigan's Upper Peninsula and more than one million natural gas customers in Wisconsin. The company's other major subsidiary, We Power, designs, builds and owns electric generating plants.

Headquartered in Milwaukee, Wisconsin Energy is a component of the S&P 500 with approximately 4,700 employees and 46,000 stockholders of record.


ELECTRIC CUSTOMERS AS OF DEC. 31, 2009: 1,140,400
We Energies
Electric Service Areas
Edison Sault Electric Company
Electric Service Area
NATURAL GAS CUSTOMERS AS OF DEC. 31, 2009: 1,060,200
We Energies
Natural Gas Service Areas



We are investing approximately $950 million to upgrade the air quality controls at our Oak Creek Power Plant. The new controls will cut SO_2 emissions by 80 to 90 percent and NO_x emissions by 60 to 70 percent. Construction began in July 2008 and is slated for completion by the end of 2012.

2009 ANNUAL FINANCIAL STATEMENTS AND REVIEW OF OPERATIONS

Wisconsin Energy Corporation



This Page Intentionally Left Blank

TABLE OF CONTENTS



This Page Intentionally Left Blank

DEFINITION OF ABBREVIATIONS AND INDUSTRY TERMS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below.

Wisconsin Energy Subsidiaries and Affiliates

Primary Subsidiaries

Edison Sault	Edison Sault Electric Company
We Power	W.E. Power, LLC
Wisconsin Electric	Wisconsin Electric Power Company
Wisconsin Gas	Wisconsin Gas LLC

Significant Assets

OC 1	Oak Creek expansion Unit 1
OC 2	Oak Creek expansion Unit 2
PWGS	Port Washington Generating Station
PWGS 1	Port Washington Generating Station Unit 1
PWGS 2	Port Washington Generating Station Unit 2

Other Affiliates and Subsidiaries

ATC	American Transmission Company LLC
ERGSS	Elm Road Generating Station Supercritical, LLC
ERS	Elm Road Services, LLC
Minergy	Minergy LLC
WICOR	Wicor, Inc.
Wispark	Wispark LLC
Wisvest	Wisvest LLC

Federal and State Regulatory Agencies

DOA	Wisconsin Department of Administration
DOE	United States Department of Energy
EPA	United States Environmental Protection Agency
FERC	Federal Energy Regulatory Commission
IRS	Internal Revenue Service
MDEQ	Michigan Department of Environmental Quality
MPSC	Michigan Public Service Commission
NRC	United States Nuclear Regulatory Commission
PSCW	Public Service Commission of Wisconsin
SEC	Securities and Exchange Commission
WDNR	Wisconsin Department of Natural Resources

Environmental Terms

Act 141	2005 Wisconsin Act 141
BART	Best Available Retrofit Technology
BTA	Best Technology Available
CAA	Clean Air Act
CAIR	Clean Air Interstate Rule
CAMR	Clean Air Mercury Rule
CAVR	Clean Air Visibility Rule
CERCLA	Comprehensive Environmental Response, Compensation and Liability Act
CO_2	Carbon Dioxide
CWA	Clean Water Act
MACT	Maximum Achievable Control Technology
NOV	Notice of Violation
NO_x	Nitrogen Oxide
$PM_{2.5}$	Fine Particulate Matter

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below.

RACT	Reasonably Available Control Technology
SIP	State Implementation Plan
SO_2	Sulfur Dioxide
WPDES	Wisconsin Pollution Discharge Elimination System

Other Terms and Abbreviations

ALJ	Wisconsin Administrative Law Judge
ANPR	Advanced Notice of Proposed Rulemaking
AQCS	Air Quality Control System
ARRs	Auction Revenue Rights
Bechtel	Bechtel Power Corporation
Compensation Committee	Compensation Committee of the Board of Directors
CPCN	Certificate of Public Convenience and Necessity
Energy Policy Act	Energy Policy Act of 2005
ERISA	Employee Retirement Income Security Act of 1974
Fitch	Fitch Ratings
FPL	FPL Group, Inc.
FTRs	Financial Transmission Rights
GCRM	Gas Cost Recovery Mechanism
GDP	Gross Domestic Product
Guardian	Guardian Pipeline L.L.C.
Junior Notes	Wisconsin Energy's 2007 Series A Junior Subordinated Notes due 2067 issued in May 2007
LLC	Limited Liability Company
LMP	Locational Marginal Price
LSEs	Load Serving Entities
MAIN	Mid-America Interconnected Network, Inc.
MISO	Midwest Independent Transmission System Operator, Inc.
MISO Energy Markets	MISO Energy and Operating Reserves Market
Moody's	Moody's Investor Service
NMC	Nuclear Management Company, LLC
NYMEX	New York Mercantile Exchange
OTC	Over-the-Counter
PJM	PJM Interconnection, L.L.C.
Plan	The Wisconsin Energy Corporation Retirement Account Plan
Point Beach	Point Beach Nuclear Plant
PRSG	Planning Reserve Sharing Groups
PSEG	Public Service Enterprise Group
PTF	*Power the Future*
PUHCA 2005	Public Utility Holding Company Act of 2005
RCC	Replacement Capital Covenant dated May 11, 2007
RFC	Reliability First Corporation
RSG	Revenue Sufficiency Guarantee
RTO	Regional Transmission Organizations
Settlement Agreement	Settlement Agreement and Release between ERS and Bechtel effective as of December 16, 2009
S&P	Standard & Poor's Ratings Services
WPL	Wisconsin Power and Light Company, a subsidiary of Alliant Energy Corp.

Measurements

Btu	British thermal unit(s)
Dth	Dekatherm(s) (One Dth equals one million Btu)
kW	Kilowatt(s) (One kW equals one thousand watts)
kWh	Kilowatt-hour(s)
MW	Megawatt(s) (One MW equals one million watts)

DEFINITION OF ABBREVIATIONS AND INDUSTRY TERMS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below.

Watt	A measure of power production or usage

Accounting Terms

AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
CWIP	Construction Work in Progress
FASB	Financial Accounting Standards Board
GAAP	Generally Accepted Accounting Principles
IFRS	International Financial Reporting Standards
NOLs	Net Operating Loss Carryforwards
OPEB	Other Post-Retirement Employee Benefits

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based upon management's current expectations and are subject to risks and uncertainties that could cause our actual results to differ materially from those contemplated in the statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, completion of construction projects, regulatory matters, fuel costs, sources of electric energy supply, coal and gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources and other matters. In some cases, forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as "anticipates," "believes," "estimates," "expects," "forecasts," "guidance," "intends," "may," "objectives," "plans," "possible," "potential," "projects," "should" or similar terms or variations of these terms.

Actual results may differ materially from those set forth in forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements or otherwise affect our future results of operations and financial condition include, among others, the following:

- Factors affecting utility operations such as unusual weather conditions; catastrophic weather-related or terrorism-related damage; availability of electric generating facilities; unscheduled generation outages, or unplanned maintenance or repairs; unanticipated events causing scheduled generation outages to last longer than expected; unanticipated changes in fossil fuel, purchased power, coal supply, gas supply or water supply costs or availability due to higher demand, shortages, transportation problems or other developments; nonperformance by electric energy or natural gas suppliers under existing power purchase or gas supply contracts; environmental incidents; electric transmission or gas pipeline system constraints; unanticipated organizational structure or key personnel changes; collective bargaining agreements with union employees or work stoppages; or inflation rates.

- Factors affecting the economic climate in our service territories such as customer growth; customer business conditions, including demand for their products and services; and changes in market demand and demographic patterns.

- Timing, resolution and impact of pending and future rate cases and negotiations, including recovery for new investments as part of our PTF strategy, environmental compliance, transmission service, fuel costs and costs associated with the MISO Energy Markets.

- Regulatory factors such as changes in rate-setting policies or procedures; changes in regulatory accounting policies and practices; industry restructuring initiatives; transmission or distribution system operation and/or administration initiatives; required changes in facilities or operations to reduce the risks or impacts of potential terrorist activities; required approvals for new construction; and the siting approval process for new generation and transmission facilities and new pipeline construction.

- Increased competition in our electric and gas markets and continued industry consolidation.

- Factors which impede or delay execution of our PTF strategy, including the adverse interpretation or enforcement of permit conditions by the permitting agencies; construction delays; and obtaining the investment capital from outside sources necessary to implement the strategy.

- The impact of recent and future federal, state and local legislative and regulatory changes, including electric and gas industry restructuring initiatives; changes to the Federal Power Act and related regulations under the Energy Policy Act and enforcement thereof by FERC and other regulatory agencies; changes in allocation of energy assistance, including state public benefits funds; changes in environmental, tax and other laws and regulations to which we are subject; and changes in the application of existing laws and regulations.

- Restrictions imposed by various financing arrangements and regulatory requirements on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

- The cost and other effects of legal and administrative proceedings, settlements, investigations, claims and changes in those matters.

- Events in the global credit markets that may affect the availability and cost of capital.

- Other factors affecting our ability to access the capital markets, including general capital market conditions; our capitalization structure; market perceptions of the utility industry, us or any of our subsidiaries; and our credit ratings.

- The investment performance of our pension and other post-retirement benefit plans.

- The effect of accounting pronouncements issued periodically by standard setting bodies.

- Unanticipated technological developments that result in competitive disadvantages and create the potential for impairment of existing assets.

- Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including participants in the energy trading markets and fuel suppliers and transporters.

- The cyclical nature of property values that could affect our real estate investments.

- Changes to the legislative or regulatory restrictions or caps on non-utility acquisitions, investments or projects, including the State of Wisconsin's public utility holding company law.

- Other business or investment considerations that may be disclosed from time to time in our SEC filings or in other publicly disseminated written documents.

We expressly disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESS OF THE COMPANY

Wisconsin Energy Corporation was incorporated in the State of Wisconsin in 1981 and became a diversified holding company in 1986. We maintain our principal executive offices in Milwaukee, Wisconsin. Unless qualified by their context when used in this document, the terms Wisconsin Energy, the Company, our, us or we refer to the holding company and all of its subsidiaries.

We conduct our operations primarily in two operating segments: a utility energy segment and a non-utility energy segment.

Utility Energy Segment: Our utility energy segment consists of Wisconsin Electric and Wisconsin Gas, operating together under the trade name of We Energies, and Edison Sault. We Energies serves approximately 1,117,400 electric customers in Wisconsin and the Upper Peninsula of Michigan. We Energies serves approximately 1,060,200 gas customers in Wisconsin and approximately 465 steam customers in metropolitan Milwaukee, Wisconsin. Edison Sault serves approximately 23,000 electric customers in the Upper Peninsula of Michigan.

In October 2009, we announced that we reached an agreement to sell Edison Sault to Cloverland Electric Cooperative for approximately $61.5 million. For additional information, see Note D -- Asset Sales, Divestitures and Discontinued Operations in the Notes to Consolidated Financial Statements.

Non-Utility Energy Segment: Our non-utility energy segment consists primarily of We Power. We Power was formed in 2001 to design, construct, own and lease the new generating capacity included in our PTF strategy.

PTF Strategy: In September 2000, we announced our PTF strategy to improve the supply and reliability of electricity in Wisconsin. As part of our PTF strategy, we are: (1) investing in new natural gas-fired and coal-fired electric generating facilities, (2) upgrading Wisconsin Electric's existing electric generating facilities and (3) investing in upgrades of our existing energy distribution system. Also, as part of this strategy, we announced and began implementing plans to divest non-core assets and operations in our non-utility energy segment and to reduce our real estate operations. Additional information concerning PTF may be found in Management's Discussion and Analysis of Financial Condition and Results of Operations.

For further financial information about our business segments, see Results of Operations in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note Q -- Segment Reporting in the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE DEVELOPMENTS

INTRODUCTION

Wisconsin Energy Corporation is a diversified holding company with subsidiaries primarily in a utility energy segment and a non-utility energy segment. Unless qualified by their context, when used in this document the terms Wisconsin Energy, the Company, our, us or we refer to the holding company and all of its subsidiaries.

Our utility energy segment, primarily consists of Wisconsin Electric and Wisconsin Gas, both doing business under the trade name of "We Energies". We generate and distribute electricity in Wisconsin and the Upper Peninsula of Michigan and we distribute natural gas in Wisconsin. Our non-utility energy segment primarily consists of We Power. We Power is principally engaged in the engineering, construction and development of electric power generating facilities for long-term lease to Wisconsin Electric under our PTF strategy.

CORPORATE STRATEGY

Business Opportunities

We seek to increase shareholder value by leveraging on our core competencies. Our key corporate strategy, announced in September 2000, is PTF. This strategy is designed to address Wisconsin's growing electric supply needs by increasing the electric generating capacity in the state while maintaining a fuel-diverse, reasonably priced electric supply. It is also designed to improve the delivery of energy within our distribution systems to meet increasing customer demands and to support our commitment to improved environmental performance. PWGS 1 and PWGS 2, two 545 MW natural gas electric generating units, were placed in service in July 2005 and May 2008, respectively, and OC 1, a 615 MW coal-fired generating unit, was placed in service on February 2, 2010. Although the new guaranteed in-service date is November 28, 2010, our contractor, Bechtel, is currently targeting commercial operation of OC 2, another 615 MW coal-fired generating unit, by the end of August 2010.

We have an undivided ownership interest in 515 MW of each of OC 1 and OC 2. We sold an approximately 17%, or 100 MW, ownership interest in each of OC 1 and OC 2 to two co-owners.

Utility Energy Segment: Our utility energy segment strives to provide reasonably priced energy delivered at high levels of customer service and reliability. We expect our prices to continue to be established by our regulatory bodies under traditional rate base, cost of service methodologies. We continue to gain efficiencies and improve the effectiveness of our service deliveries through the combined support operations of our electric and gas businesses. We work to obtain a reliable, reasonably-priced supply of electricity through plants that we operate and various long-term supply contracts.

Non-Utility Energy Segment: Our primary focus in this segment is to improve the supply of electric generation in Wisconsin. We Power was formed to design, construct, own and lease to Wisconsin Electric new generation assets under our PTF strategy.

Power the Future Strategy: In February 2001, we filed a petition with the PSCW that would allow us to begin implementing our 10-year PTF strategy to improve the supply and reliability of electricity in Wisconsin. PTF is intended to meet the demand for electricity and ensure a diverse fuel mix while keeping electricity prices reasonable. Under PTF, we are (1) investing approximately $2.7 billion in 2,120 MW of new natural gas-fired and coal-fired generating capacity at existing sites; (2) upgrading our existing electric generating facilities; and (3) investing in upgrades of our existing energy distribution system.

In November 2001, we created We Power to design, construct, own and lease the new generating capacity. Wisconsin Electric will lease each new generating facility from We Power as well as operate and maintain the new plants under 25- to 30-year lease agreements approved by the PSCW. Based upon the structure of the leases, we expect to recover the investments in We Power's new facilities over the initial lease term. At the end of the leases, Wisconsin Electric will have the right to acquire the plants outright at market value or to renew the leases. Wisconsin Electric expects that payments under the plant leases will be recoverable in rates under the provisions of the Wisconsin Leased Generation Law.

We expect a significant portion of our future generation needs will be met through We Power's construction of the PWGS units and the Oak Creek expansion.

We have financed the construction of the PTF units with internally generated cash, asset sales and short-term borrowings. When the plants are placed into service, we issue long-term debt and use the net proceeds to repay the short-term borrowings. We currently do not plan to issue any new common equity as part of our PTF strategy.

The primary risks that remain under PTF are construction risks associated with the schedule and costs for OC 2; changes in applicable laws or regulations; adverse interpretation or enforcement of permit conditions, laws or regulations by the permitting agencies; the ability to obtain necessary operating permits in a timely manner; obtaining the investment capital from outside sources necessary to implement the strategy; governmental actions; and events in the global economy.

For further information concerning PTF capital requirements, see Liquidity and Capital Resources below. For additional information regarding risks associated with our PTF strategy, see Factors Affecting Results, Liquidity and Capital Resources below.

Sale of Point Beach: In September 2007, Wisconsin Electric sold Point Beach to an affiliate of FPL for approximately $924 million. Pursuant to the terms of the sale agreement, the buyer purchased Point Beach, its nuclear fuel and associated inventories and assumed the obligation to decommission the plant. Wisconsin Electric retained approximately $506 million of the sales proceeds, which represents the net book value of the assets sold and certain transaction costs. Wisconsin Electric deferred the net gain on the sale of approximately $418 million as a regulatory liability and deposited those proceeds into a restricted cash account. In connection with the sale, Wisconsin Electric also transferred $390 million of decommissioning funds to the buyer. Wisconsin Electric then liquidated the balance of the decommissioning trust assets and retained approximately $552 million, which was also placed into the restricted cash account. At the direction of our regulators, we are using the cash in the restricted cash account and the interest earned on the balance for the benefit of our customers and to pay certain taxes related to the liquidation of the qualified decommissioning trust. For further information on the 2008 and 2010 rate cases, see Utility Rates and Regulatory Matters under Factors Affecting Results, Liquidity and Capital Resources.

A long-term power purchase agreement with the buyer became effective upon closing of the sale. Pursuant to this agreement, Wisconsin Electric is purchasing all of the energy produced by Point Beach. The power purchase agreement extends through 2030 for Unit 1 and 2033 for Unit 2. Based on the agreement, we are paying a pre-determined price per MWh for energy delivered.

Divestiture of Assets

Our PTF strategy led to a decision to divest non-core businesses. These non-core businesses primarily included non-utility generation assets located outside of Wisconsin, a substantial amount of Wispark's real estate portfolio and our manufacturing business. In addition, in 2001 we contributed our transmission assets to ATC and received cash proceeds of $119.8 million and an economic interest in ATC. In 2007, we sold Point Beach for approximately $924 million. Since 2000, we have received total proceeds of approximately $3.2 billion from the divestiture of assets.

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS

The following table compares our operating income by business segment and our net income for 2009, 2008 and 2007:

Wisconsin Energy Corporation	2009	2008	2007
	(Millions of Dollars)		
Utility Energy	$554.3	$580.5	$584.7
Non-Utility Energy	120.1	89.3	47.4
Corporate and Other	(10.7)	(10.6)	(4.9)
Total Operating Income	663.7	659.2	627.2
Equity in Earnings of Transmission Affiliate	59.1	51.8	43.1
Other Income and Deductions, net	28.4	17.0	48.9
Interest Expense, net	156.7	153.7	167.6
Income From Continuing Operations Before Income Taxes	594.5	574.3	551.6
Income Taxes	217.3	216.5	215.9
Income From Continuing Operations	377.2	357.8	335.7
Income (Loss) From Discontinued Operations, Net of Tax	5.2	1.3	(0.1)
Net Income	$382.4	$359.1	$335.6
Diluted Earnings Per Share			
Continuing Operation	$3.20	$3.03	$2.83
Discontinued Operations	0.04	0.01	-
Total Diluted Earnings Per Share	$3.24	$3.04	$2.83

An analysis of contributions to operating income by segment and a more detailed analysis of results follow.

UTILITY ENERGY SEGMENT CONTRIBUTION TO OPERATING INCOME

2009 vs. 2008: Our utility energy segment contributed $554.3 million of operating income during 2009 compared with $580.5 million of operating income during 2008. The most significant factors that impacted operating income during 2009 were less favorable weather during the spring and summer months and a decline in economic conditions throughout 2009, both of which decreased electric sales. However, we experienced a decrease in fuel and purchased power costs largely due to lower MWh sales and a decrease in operating and maintenance expense during 2009 as compared to 2008.

2008 vs. 2007: Our utility energy segment contributed $580.5 million of operating income during 2008 compared with $584.7 million of operating income during 2007. During 2008, we experienced less favorable weather in the summer months, which decreased electric sales. In addition, our fuel and purchased power costs increased primarily as a result of the power purchase agreement entered into upon the sale of Point Beach. Finally, our other operating and maintenance expenses were higher due primarily to increased regulatory amortizations allowed in rates. These items were largely offset by our rate increases and increased margin from gas sales due to colder weather.

The following table summarizes our utility energy segment's operating income during 2009, 2008 and 2007:

Utility Energy Segment	2009	2008	2007
	(Millions of Dollars)		
Operating Revenues			
Electric	$2,712.3	$2,686.4	$2,705.7
Gas	1,367.9	1,694.6	1,481.2
Other	39.1	40.3	35.2
Total Operating Revenues	4,119.3	4,421.3	4,222.1
Fuel and Purchased Power (a)	1,068.4	1,244.9	1,000.6
Cost of Gas Sold	912.0	1,220.9	1,052.3
Gross Margin	2,138.9	1,955.5	2,169.2
Other Operating Expenses			
Other Operation and Maintenance (a)	1,387.6	1,451.7	1,173.5
Depreciation, Decommissioning and Amortization (a)	316.2	303.8	314.9
Property and Revenue Taxes	111.5	107.6	102.6
Total Operating Expenses	3,795.7	4,328.9	3,643.9
Amortization of Gain	230.7	488.1	6.5
Operating Income	$554.3	$580.5	$584.7

(a) In September 2007, we sold Point Beach and commenced purchasing power from the new owner under a power purchase agreement. As a result of the sale and the power purchase agreement, our 2009 and 2008 earnings reflect higher fuel and purchased power costs as compared to 2007. In addition, as it relates to nuclear operating costs, our 2009 and 2008 operating income reflects lower other operation and maintenance costs and lower depreciation, decommissioning and amortization costs as we no longer own Point Beach.

In January 2008, Wisconsin Electric received a rate order from the PSCW that authorized a 17.2% increase in electric rates to recover increased costs associated with transmission expenses, our PTF program, environmental expenditures, continued investment in renewable and efficiency programs and recovery of previously deferred regulatory assets. The PSCW allowed us to issue bill credits to our customers from the proceeds of the net gain and excess decommissioning funds associated with the sale of Point Beach to mitigate this increase. The PSCW also determined that $85.0 million of Point Beach proceeds should be immediately applied during the first quarter of 2008 to offset certain regulatory assets. As a result of these bill credits, we estimate that the January 2008 PSCW rate order resulted in a net 3.2% increase in electric rates paid by our Wisconsin customers in 2008 and resulted in another net increase of 3.2% in 2009. The bill credits that we issue to our customers and the proceeds immediately applied to regulatory assets are reflected on our income statement in the amortization of the gain on the sale of Point Beach. As we issue the bill credits, we transfer the cash from a restricted account to an unrestricted account. The transferred cash is equal to the bill credits, less taxes.

Electric Utility Gross Margin

The following table compares our electric utility gross margin during 2009 with similar information for 2008 and 2007, including a summary of electric operating revenues and electric sales by customer class:

Electric Utility Operations	Electric Revenues and Gross Margin			MWh Sales		
	2009	2008	2007	2009	2008	2007
	(Millions of Dollars)			(Thousands, Except Degree Days)		
Customer Class						
Residential	$993.4	$977.1	$929.6	8,122.9	8,448.1	8,586.6
Small Commercial/Industrial	881.8	890.6	861.7	8,800.0	9,260.3	9,430.3
Large Commercial/Industrial	613.9	659.6	676.9	9,348.4	10,903.0	11,245.6
Other-Retail	21.7	21.2	19.7	162.9	167.7	168.7
Total Retail Sales	2,510.8	2,548.5	2,487.9	26,434.2	28,779.1	29,431.2
Wholesale - Other	98.3	58.9	95.1	1,180.2	2,281.1	2,178.5
Resale - Utilities	47.5	37.5	81.6	1,548.9	881.0	1,434.5
Other Operating Revenues	55.7	41.5	41.1	-	-	-
Total	$2,712.3	$2,686.4	$2,705.7	29,163.3	31,941.2	33,044.2
Fuel and Purchased Power						
Fuel	518.4	570.8	570.1			
Purchased Power	537.3	660.6	419.7			
Total Fuel and Purchased Power	1,055.7	1,231.4	989.8			
Total Electric Gross Margin	$1,656.6	$1,455.0	$1,715.9			
Weather - Degree Days (a)						
Heating (6,640 Normal)				6,825	7,073	6,508
Cooling (698 Normal)				475	593	800

(a) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a 20-year moving average.

Electric Utility Revenues and Sales

2009 vs. 2008: Our electric utility operating revenue increased by $25.9 million, or 1.0%, when compared to 2008. The most significant factors that caused a change in revenues were:

- 2009 pricing increases totaling approximately $109.9 million reflecting the reduction of Point Beach credits to retail customers.
- A one-time FERC-approved refund to our wholesale customers in 2008 associated with their share of the gain on the sale of Point Beach that reduced 2008 wholesale revenues by $62.5 million.
- Net pricing increases totaling approximately $20.4 million related to Wisconsin and Michigan rate orders.
- Unfavorable weather that reduced electric revenues by an estimated $35.3 million as compared to 2008.
- A slowdown in the economy that reduced commercial and industrial sales by an estimated $129.0 million and wholesale sales by an estimated $30.9 million.

Our total electric sales volumes decreased by approximately 8.7% as compared to 2008 due almost exclusively to a continued decline in economic conditions, which primarily affected our commercial and industrial sales, and milder weather, which primarily affected our residential sales. Total retail sales declined approximately 8.1%. Of the 8.1% decline in retail sales, approximately 7.0% relates to sales volumes at our large and small commercial and industrial customers. As measured by cooling degree days, 2009 was 19.9% cooler than 2008 and 31.9% cooler than normal.

We currently estimate that 2010 electric revenues will increase because of the impact of the 2010 PSCW rate increase, the reduction in the Point Beach bill credits and a slight increase in sales to large commercial and industrial customers as current economic conditions have improved slightly in our service territory. We would also expect residential sales to increase if we experience normal summer weather. However, we expect sales to small commercial and industrial customers to decrease slightly from 2009. For further information regarding the January 2010 PSCW rate order, see Factors Affecting Results, Liquidity and Capital Resources -- Utility Rates and Regulatory Matters -- 2010 Rate Case.

2008 vs. 2007: Our electric utility operating revenues decreased by $19.3 million, or 0.7%, when compared to 2007. The largest factor in this decline was a one-time $62.5 million FERC-approved refund to our wholesale customers associated with their share of the gain on the sale of Point Beach. Consistent with past practices, the refund was recorded as a reduction in wholesale revenues. Because the refund came from the restricted cash associated with the sale of Point Beach, a corresponding entry was made to amortize the gain on the sale of Point Beach.

We also estimate that weather reduced our revenues by approximately $28.3 million for the year ended December 31, 2008 as compared the same period in 2007. As measured by cooling degree days, 2008 was approximately 25.9% cooler than 2007 and 17.5% cooler than normal. Resale sales declined by approximately $44.1 million primarily because of less favorable weather, which reduced demand for our higher cost generation that was not being utilized to serve our retail customers. In addition, we experienced a $9.0 million decrease in revenue related to the settlement of a billing dispute with our largest customers, two iron ore mines, that occurred in 2007. Partially offsetting these decreases, we estimate that our electric revenues were approximately $142.9 million higher than the same period in 2007 because of pricing increases we received in the January 2008 PSCW rate case, the interim April 2008 and final July 2008 PSCW fuel orders and a wholesale rate increase effective in May 2007.

Electric Fuel and Purchased Power Expenses

2009 vs. 2008: Our electric fuel and purchased power costs decreased by $175.7 million, or approximately 14.3%, when compared to 2008. This decline was primarily caused by lower MWh sales and lower natural gas and purchased power prices, partially offset by higher coal and transportation costs. Approximately $41.2 million of this decrease related to the one-time amortization of deferred fuel costs recorded in the first quarter of 2008 pursuant to the January 2008 PSCW rate order. Adjusted for the one-time amortization, our electric fuel and purchased power costs decreased by $134.5 million, or 10.9%.

We expect that electric fuel and purchased power expenses in 2010 will be impacted by the price of natural gas, changes in the cost of coal and related transportation prices and changes in electric sales.

2008 vs. 2007: Our electric fuel and purchased power costs increased by $241.6 million, or approximately 24.4%, when compared to 2007. The largest factor related to this increase was the power purchase agreement we entered into in connection with the sale of Point Beach, which increased costs by approximately $247.0 million in 2008. In addition, in connection with the January 2008 PSCW rate order, we recorded a $41.2 million one-time amortization of deferred fuel costs in the first quarter of 2008. After adjusting for the Point Beach power purchase agreement and one-time amortization of deferred fuel cost, fuel and purchased power costs decreased by approximately $46.6 million, or 4.7%. Cost increases resulting from higher natural gas prices, purchased energy and coal and related transportation prices were more than offset by lower costs resulting from reduced MWh sales during 2008 as compared to 2007.

Gas Utility Revenues, Gross Margin and Therm Deliveries

The following table compares our total gas utility operating revenues and gross margin (total gas utility operating revenues less cost of gas sold) during 2009, 2008 and 2007:

Gas Utility Operations	2009	2008	2007
	(Millions of Dollars)		
Operating Revenues	$1,367.9	$1,694.6	$1,481.2
Cost of Gas Sold	912.0	1,220.9	1,052.3
Gross Margin	$ 455.9	$ 473.7	$ 428.9

We believe gross margin is a better performance indicator than revenues because changes in the cost of gas sold flow through to revenue under GCRMs. The following table compares our gas utility gross margin and therm deliveries by customer class during 2009, 2008 and 2007:

Gas Utility Operations	Gross Margin			Therm Deliveries		
	2009	2008	2007	2009	2008	2007
	(Millions of Dollars)			(Millions, Except Degree Days)		
Customer Class						
Residential	$291.5	$299.5	$273.9	803.4	841.8	791.7
Commercial/Industrial	104.6	109.3	93.4	479.4	503.2	461.9
Interruptible	2.0	2.4	2.0	19.1	23.0	22.7
Total Retail	398.1	411.2	369.3	1,301.9	1,368.0	1,276.3
Transported Gas	49.6	52.2	51.7	882.0	905.8	921.6
Other Operating	8.2	10.3	7.9	-	-	-
Total	$455.9	$473.7	$428.9	2,183.9	2,273.8	2,197.9
Weather - Degree Days (a)						
Heating (6,640 Normal)				6,825	7,073	6,508

(a) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a 20-year moving average.

2009 vs. 2008: Our gas margin decreased by $17.8 million, or approximately 3.8%, when compared to 2008. We estimate that milder winter weather and a decline in economic conditions caused margins to decrease by approximately $14.4 million during 2009 as compared to 2008. As measured by heating degree days, 2009 was 3.5% warmer than 2008, but 2.8% colder than normal.

We expect our 2010 gas margins will be impacted by weather; however, as noted above, 2009 was colder than normal.

2008 vs. 2007: Our gas margin increased by $44.8 million, or approximately 10.4%, when compared to 2007. We estimate that approximately $22.5 million of this increase related to pricing increases that we received in the January 2008 PSCW rate order. Additionally, we estimate that weather had a positive impact on our gas margin of approximately $13.9 million. Temperatures (as measured by heating degree days) were 8.7% colder in 2008 as compared to 2007, and 5.9% colder than normal.

Other Operation and Maintenance Expense

2009 vs. 2008: Our other operation and maintenance expense decreased by $64.1 million, or approximately 4.4%, when compared to 2008. The largest factor for this decrease relates to a $43.8 million one-time amortization of deferred bad debt costs in 2008 pursuant to the January 2008 PSCW rate order. The January 2008 PSCW rate order, which was in effect for all of 2009, allowed for pricing increases related to transmission costs, PTF lease costs and the amortization of other deferred costs. We estimate that these items were approximately $15.9 million higher in 2009 as compared to 2008. The remaining decrease is primarily related to reduced operating and maintenance expenses at our power plants and electric distribution system.

Our utility operation and maintenance expenses are influenced by wage inflation, employee benefit costs, plant outages and amortization of regulatory assets. We expect our 2010 other operation and maintenance expenses to increase because of costs associated with the new Oak Creek units and regulatory amortizations.

2008 vs. 2007: Our other operation and maintenance expenses increased by approximately $278.2 million, or 23.7%, when compared to 2007. The January 2008 PSCW rate order allowed for pricing increases related to transmission costs, PTF lease costs and the amortization of other deferred costs. These items were $262.8 million higher in 2008 as compared to 2007. In addition to these regulatory amortizations, in connection with the January 2008 PSCW rate order, we recorded a one-time $43.8 million amortization of deferred bad debt costs in the first quarter of 2008. We also incurred approximately $64.1 million of increased expenses related to the operation and maintenance of our power plants and electric distribution system. These increased costs were also considered in the rate setting process. These increases were partially offset by a $119.7 million decrease in nuclear operation and maintenance expense related to Point Beach as we sold the plant in September 2007.

Depreciation, Decommissioning and Amortization Expense

2009 vs. 2008: Depreciation, decommissioning and amortization expense increased by $12.4 million, or approximately 4.1%, when compared to 2008. This increase was the result of higher depreciation related to new capital projects placed in service, including the Blue Sky Green Field wind project which was placed into service in May 2008.

We expect depreciation, decommissioning and amortization expense to decrease by approximately $50 million in 2010 because of new depreciation rates that were implemented in connection with the January 2010 PSCW rate order. The new depreciation rates generally reflect longer lives for our utility assets.

2008 vs. 2007: Depreciation, decommissioning and amortization expense decreased by approximately $11.1 million, or 3.5%, when compared to 2007. The 2007 sale of Point Beach reduced depreciation, decommissioning and amortization expense by approximately $24 million. Partially offsetting this decline was higher depreciation related to new projects including the Blue Sky Green Field wind project.

Amortization of Gain

In connection with the September 2007 sale of Point Beach, we reached agreements with our regulators to allow for the net gain on the sale to be used for the benefit of our customers. The majority of the benefits are being returned to customers in the form of bill credits. The net gain was originally recorded as a regulatory liability, and it is being amortized to the income statement as we issue bill credits or make refunds to customers. When the bill credits and refunds are issued to customers, we transfer cash from the restricted accounts to the unrestricted accounts, adjusted for taxes.

During 2009, 2008 and 2007, the Amortization of Gain was as follows:

Amortization of Gain	2009	2008	2007
		(Millions of Dollars)	
Bill Credits - Retail	$230.7	$340.6	$6.5
One-Time FERC Refund	-	62.5	-
One-Time Amortization to Offset Regulatory Asset	-	85.0	-
Total Amortization of Gain	$230.7	$488.1	$6.5

During 2010, we expect to see a reduction in the Amortization of Gain of approximately $36.0 million related to the scheduled decrease in bill credits to retail customers compared to 2009. We expect that all remaining bill credits will be issued by the end of 2010.

NON-UTILITY ENERGY SEGMENT CONTRIBUTION TO OPERATING INCOME

The most significant subsidiary included in this segment is We Power, which constructs and owns power plants associated with our PTF strategy and leases them to Wisconsin Electric. This segment primarily reflects revenues billed under the leases for PWGS 1, PWGS 2 and the new Oak Creek coal handling and water intake systems and the related depreciation expense.

The following table compares our non-utility energy segment's operating income during 2009, 2008 and 2007:

Non-Utility Energy Segment	2009	2008	2007
		(Millions of Dollars)	
Operating Revenues	$163.1	$126.2	$75.7
Other Operating Expenses			
Other Operation and Maintenance	13.3	14.6	15.9
Depreciation, Decommissioning and Amortization	29.2	21.9	12.1
Property and Revenue Taxes	0.5	0.4	0.3
Operating Income	$120.1	$89.3	$47.4

Note: We Power's PTF lease revenues and Wisconsin Electric's lease costs are eliminated in consolidation.

2009 vs. 2008: Our non-utility energy segment contributed $120.1 million of operating income in 2009 compared to operating income of $89.3 million in 2008. This increase primarily relates to a full year of earnings from PWGS 2, which was placed in service in May 2008, and the earnings from the water intake system at Oak Creek, which was placed in service in January 2009.

In 2010, we expect our non-utility energy segment to generate significantly higher operating income in connection with our new coal plants. OC 1was placed in service on February 2, 2010. Bechtel is targeting commercial operation of OC 2 by the end of August 2010.

2008 vs. 2007: Our non-utility energy segment contributed $89.3 million of operating income in 2008 compared to operating income of $47.4 million in 2007. This increase was primarily related to lease income from PWGS 2 and the full year impact of the coal handling system for Oak Creek, which was placed in service in November 2007.

CORPORATE AND OTHER CONTRIBUTION TO OPERATING INCOME

2009 vs. 2008: Corporate and other affiliates had an operating loss of $10.7 million in 2009 compared with an operating loss of $10.6 million in 2008. In the foreseeable future, we expect to have slight operating losses as we have minimal business operations in this segment.

2008 vs. 2007: Corporate and other affiliates had an operating loss of $10.6 million in 2008 compared with an operating loss of $4.9 million in 2007. The increase in operating loss was primarily related to reduced real estate sales during 2008 as compared to 2007.

CONSOLIDATED OTHER INCOME AND DEDUCTIONS, NET

The following table identifies the components of consolidated other income and deductions, net during 2009, 2008 and 2007:

Other Income and Deductions, net	2009	2008	2007
		(Millions of Dollars)	
Carrying Costs	$ -	$ 0.8	$28.8
Gain on Property Sales	1.7	2.6	13.1
AFUDC - Equity	16.0	7.8	5.2
Other, net	10.7	5.8	1.8
Total Other Income and Deductions, net	$28.4	$17.0	$48.9

2009 vs. 2008: Other income and deductions, net increased by $11.4 million when compared to 2008 primarily due to higher interest income and an increase in AFUDC - Equity related to the construction of our Oak Creek AQCS project. We expect to see an increase in AFUDC - Equity during 2010 with the continued construction of the Oak Creek AQCS project at Wisconsin Electric.

2008 vs. 2007: Other income and deductions, net decreased by $31.9 million when compared to 2007. We stopped accruing carrying charges on regulatory assets as the January 2008 PSCW rate order allowed a current return on them. Additionally, in 2007 we recognized approximately $13.1 million on property sales, most of which related to land sales in northern Wisconsin and the Upper Peninsula of Michigan, as compared to $2.6 million in 2008.

CONSOLIDATED INTEREST EXPENSE, NET

Interest Expense, net	2009	2008	2007
		(Millions of Dollars)	
Gross Interest Costs	$235.4	$240.3	$240.9
Less: Capitalized Interest	78.7	86.6	73.3
Interest Expense, net	$156.7	$153.7	$167.6

2009 vs. 2008: Interest expense, net increased by $3.0 million during 2009 when compared with 2008. Our gross interest costs decreased by $4.9 million and our capitalized interest decreased by $7.9 million primarily due to lower short-term interest rates and lower capital expenditures.

During 2010, we expect interest expense, net to increase significantly as we will stop capitalizing interest expense related to the Oak Creek units once they are placed into service. In addition, we expect to issue long-term debt and to use the net proceeds to repay the short-term borrowings that we incurred during the construction of the units.

2008 vs. 2007: Interest expense, net decreased by $13.9 million in 2008 when compared with 2007. Our gross interest costs decreased by $0.6 million because of lower short-term interest rates that were offset in part by higher debt balances. Our capitalized interest increased $13.3 million, primarily because of increased construction in progress at our Oak Creek units.

CONSOLIDATED INCOME TAXES

2009 vs. 2008: Our effective tax rate applicable to continuing operations was 36.6% in 2009 compared to 37.7% in 2008. This reduction in our effective tax rate was the result of tax credits associated with wind production. For further information see Note H --

Income Taxes in the Notes to Consolidated Financial Statements. We expect our 2010 annual effective tax rate to range between 35.0% and 36.0%.

2008 vs. 2007: Our effective tax rate applicable to continuing operations was 37.7% in 2008 compared to 39.1% in 2007. This reduction in our effective tax rate was primarily the result of increases in the production tax deductions and wind credits.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

The following table summarizes our cash flows during 2009, 2008 and 2007:

Wisconsin Energy Corporation	2009	2008	2007
		(Millions of Dollars)	
Cash Provided by (Used in)			
Operating Activities	$628.8	$736.4	$532.4
Investing Activities	($736.1)	($906.3)	($543.1)
Financing Activities	$95.7	$175.0	$1.1

Operating Activities

2009 vs. 2008: Cash provided by operating activities was $628.8 million during 2009, which was $107.6 million lower than 2008. Although we experienced an increase in net income and depreciation during 2009, our operating cash flows declined because of large contributions to our pension and post-retirement benefit plans. In January 2009, we contributed $289.3 million to our benefit plans as compared to approximately $48.4 million in 2008.

2008 vs. 2007: Cash provided by operating activities was $736.4 million during 2008 which was $204.0 million higher than 2007, primarily because of higher cash earnings and lower tax payments.

During 2008, our cash earnings were higher than in 2007 because of increased amortizations of deferred costs associated with regulatory assets. During 2008, our cash taxes were $289.2 million lower than 2007, primarily because of additional tax depreciation, increased deductions for contributions to our pension plan and deferred taxes associated with the nuclear decommissioning trust assets. In accordance with IRS guidelines, we completed a review in 2008 and concluded that certain timing items that historically had been capitalized and depreciated for tax purposes could be deducted currently. Our January 2009 contribution to our qualified pension plan resulted in a tax deduction for 2008.

Investing Activities

2009 vs. 2008: Cash used in investing activities was $736.1 million during 2009, which was $170.2 million lower than the same period in 2008. This decline primarily reflects lower capital expenditures and cash flows from the release of restricted cash related to the Point Beach bill credits during 2009.

During 2009, our capital expenditures decreased $318.7 million, primarily due to the reduction in capital expenditures for OC 1 and OC 2 and the completion of PWGS 2 in 2008. During 2010, we expect our utility capital expenditures to increase because of the continued construction of the Oak Creek AQCS project and the start of construction of our recently approved Glacier Hills wind farm project. See Utility Rates and Regulatory Matters - Oak Creek Air Quality Control System Approval and - Renewable Energy Portfolio under Factors Affecting Results, Liquidity and Capital Resources for additional information on the projects.

During 2009, we released $153.1 million less from restricted cash as compared to the same period in 2008. In September 2007, we sold Point Beach and placed approximately $924 million of cash in restricted accounts to be used for the payment of taxes and for the benefit of our customers. We release the restricted cash, adjusted for taxes, as we issue bill credits to our customers, which is reflected as an amortization of the gain on our income statement. We expect to release approximately $194.5 million of restricted cash during 2010 as we issue bill credits to our retail customers from the Point Beach proceeds.

2008 vs. 2007: Cash used in investing activities was $906.3 million during 2008, an increase of $363.2 million over 2007. This increase reflects a reduction in proceeds from asset sales, partially offset by lower capital expenditures and an increase in restricted cash from the sale of Point Beach released to us. During 2008, we released $345.1 million of restricted cash related to the Point Beach bill credits. In addition, our capital expenditures decreased $73.8 million in 2008, primarily due to reduced construction spending related to our PTF generation plants. This was partially offset by increased spending at Wisconsin Electric related to the completion of our Blue Sky Green Field wind project and the start of construction of the Oak Creek AQCS project. Although, we experienced a significant inflow of cash in 2007 related to the sale of Point Beach, we restricted a significant amount of that cash until it is released as we issue bill credits.

The following table identifies capital expenditures by year:

Capital Expenditures	2009	2008	2007
	(Millions of Dollars)		
Utility	$550.1	$606.7	$539.0
We Power	253.2	529.3	667.3
Other	14.4	0.4	3.9
Total Capital Expenditures	$817.7	$1,136.4	$1,210.2

Financing Activities

The following table summarizes our cash flows from financing activities:

	2009	2008	2007
	(Millions of Dollars)		
Increase in Debt	$263.2	$316.8	$148.4
Dividends on Common Stock	(157.8)	(126.3)	(116.9)
Common Stock, Net	(12.6)	(11.4)	(31.7)
Other	2.9	(4.1)	1.3
Cash Provided by Financing	$95.7	$175.0	$1.1

2009 vs. 2008: Cash provided by financing activities during 2009 was $95.7 million, compared to $175.0 million during the same period in 2008. During 2009, we issued a total of $261.5 million in long-term debt and retired $74.1 million of long-term debt. Substantially all of the net proceeds were used to repay short-term debt. During 2009, we paid approximately $157.8 million in cash dividends and Wisconsin Electric repurchased $147 million of outstanding tax-exempt bonds in August 2009. For additional information on the debt issues and repurchase by Wisconsin Electric, see Note K -- Long-Term Debt in the Notes to Consolidated Financial Statements.

Our common stock dividends increased in 2009 as we raised our dividend rate by 25%. In January 2010, our Board of Directors approved an 18.5% increase in the quarterly common stock dividend.

2008 vs. 2007: During 2008, cash provided by financing activities was $175.0 million compared to $1.1 million in 2007. During 2008, we issued a total of $966 million in long-term debt and retired $350.8 million of long-term debt. The net proceeds were used to repay short-term debt.

No new shares of Wisconsin Energy's common stock were issued in 2009, 2008 or 2007. During these years, our plan agents purchased, in the open market, 0.7 million shares at a cost of $29.6 million, 0.5 million shares at a cost of $23.0 million and 1.4 million shares at a cost of $67.8 million, respectively, to fulfill exercised stock options and restricted stock awards. In 2009, 2008 and 2007, we received proceeds of $17.0 million, $11.6 million and $36.1 million, respectively, related to the exercise of stock options. In addition, we instructed our independent agents to purchase shares of our common stock in the open market to satisfy our obligation under our dividend reinvestment plan and various employee benefit plans.

CAPITAL RESOURCES AND REQUIREMENTS

In 2000, we announced a growth strategy which, among other things, called for us to sell certain assets and reduce our debt levels. Our debt to total capital ratio has decreased from 68.3% at September 30, 2000 to 58.1% at December 31, 2009 due, in large part, to these asset sales. Over the next several years, we expect to have some limited asset sales, but at levels significantly lower than prior years. For more information on some of these sales, including the sale of Edison Sault and our ownership interest in Edgewater Generating Unit 5, see Note D -- Asset Sales, Divestitures and Discontinued Operations in the Notes to Consolidated Financial Statements.

Working Capital

As of December 31, 2009, our current liabilities exceeded our current assets by approximately $420.2 million. This negative working capital balance is a result of financing the construction of OC 1 and OC 2 with significant amounts of short-term debt. OC 1 was placed into service on February 2, 2010. In February 2010, we issued $530.0 million of long-term debt and used the net proceeds to repay short-term debt incurred to construct OC 1. We anticipate financing a portion of the construction costs of OC 2 with long-term debt upon commercial operation of OC 2. We expect these transactions to significantly improve our working capital position.

Capital Resources

We anticipate meeting our capital requirements during 2010 primarily through internally generated funds and short-term borrowings, supplemented by the issuance of intermediate or long-term debt securities depending on market conditions and other factors, including the Oak Creek financings discussed under Working Capital above. Beyond 2010, we anticipate meeting our capital requirements through internally generated funds supplemented, when required, by short-term borrowings and the issuance of debt securities.

We currently have access to the capital markets and have been able to generate funds internally and externally to meet our capital requirements. Our ability to attract the necessary financial capital at reasonable terms is critical to our overall strategic plan. We currently believe that we have adequate capacity to fund our operations for the foreseeable future through our existing borrowing arrangements, access to capital markets and internally generated cash.

Wisconsin Energy, Wisconsin Electric and Wisconsin Gas maintain bank back-up credit facilities, which provide liquidity support for each company's obligations with respect to commercial paper and for general corporate purposes.

An affiliate of Lehman Brothers Holdings, which filed for bankruptcy in September 2008, provided approximately $80 million of commitments under our bank back-up credit facilities on a consolidated basis. We have no current plans to replace Lehman's commitments. Excluding Lehman's commitments, as of December 31, 2009, we had approximately $1.6 billion of available, undrawn lines under our bank back-up credit facilities. As of December 31, 2009, we had approximately $820.9 million of commercial paper outstanding on a consolidated basis that was supported by the available lines of credit.

We review our bank back-up credit facility needs on an ongoing basis and expect to be able to maintain adequate credit facilities to support our operations. The following table summarizes such facilities as of December 31, 2009:

Company	Total Facility *	Letters of Credit	Credit Available *	Facility Expiration
	(Millions of Dollars)			
Wisconsin Energy	$857.5	$1.1	$856.4	April 2011
Wisconsin Electric	$476.4	$2.4	$474.0	March 2011
Wisconsin Gas	$285.8	$ -	$285.8	March 2011

* Excludes Lehman's commitments

Each of these facilities has a renewal provision for two one-year extensions.

The following table shows our capitalization structure as of December 31, 2009 and 2008, as well as an adjusted capitalization structure that we believe is consistent with the manner in which the rating agencies currently view the Junior Notes:

Capitalization Structure	2009 Actual	2009 Adjusted	2008 Actual	2008 Adjusted
	(Millions of Dollars)			
Common Equity	$3,566.9	$3,816.9	$3,336.9	$3,586.9
Preferred Stock of Subsidiary	30.4	30.4	30.4	30.4
Long-Term Debt (including current maturities)	4,171.5	3,921.5	4,136.5	3,886.5
Short-Term Debt	825.1	825.1	602.3	602.3
Total Capitalization	$8,593.9	$8,593.9	$8,106.1	$8,106.1
Total Debt	$4,996.6	$4,746.6	$4,738.8	$4,488.8
Ratio of Debt to Total Capitalization	58.1%	55.2%	58.5%	55.4%

Included in Long-Term Debt on our Consolidated Balance Sheet as of December 31, 2009 and 2008, is $500 million aggregate principal amount of the Junior Notes. The adjusted presentation attributes $250 million of the Junior Notes to Common Equity and $250 million to Long-Term Debt. We believe this presentation is consistent with the 50% equity credit the majority of rating agencies currently attribute to the Junior Notes.

The adjusted presentation of our consolidated capitalization structure is presented as a complement to our capitalization structure presented in accordance with GAAP. Management evaluates and manages Wisconsin Energy's capitalization structure, including its total debt to total capitalization ratio, using the GAAP calculation as adjusted by the rating agency treatment of the Junior Notes. Therefore, we believe the non-GAAP adjusted presentation reflecting this treatment is useful and relevant to investors in understanding how management and the rating agencies evaluate our capitalization structure.

As described in Note J -- Common Equity, in the Notes to Consolidated Financial Statements, certain restrictions exist on the ability of our subsidiaries to transfer funds to us. We do not expect these restrictions to have any material effect on our operations or ability to meet our cash obligations.

Wisconsin Electric is the obligor under two series of tax exempt pollution control refunding bonds in outstanding principal amounts of $147 million. In August 2009, Wisconsin Electric terminated letters of credit that provided credit and liquidity support for the bonds, which resulted in a mandatory tender of the bonds. Wisconsin Electric issued commercial paper to fund the purchase of the bonds. As of December 31, 2009, the repurchased bonds were still outstanding, but were reported as a reduction in our consolidated long-term debt because they are held by Wisconsin Electric. Depending on market conditions and other factors, Wisconsin Electric may change the method used to determine the interest rate on the bonds and have them remarketed to third parties.

Access to capital markets at a reasonable cost is determined in large part by credit quality. The following table summarizes the ratings of our debt securities and the debt securities and preferred stock of our subsidiaries by S&P, Moody's and Fitch as of December 31, 2009:

	S&P	Moody's	Fitch
Wisconsin Energy			
Commercial Paper	A-2	P-2	F2
Unsecured Senior Debt	BBB+	A3	A-
Unsecured Junior Notes	BBB-	Baa1	BBB+
Wisconsin Electric			
Commercial Paper	A-2	P-1	F1
Secured Senior Debt	A-	Aa3	AA-
Unsecured Debt	A-	A1	A+
Preferred Stock	BBB	A3	A
Wisconsin Gas			
Commercial Paper	A-2	P-1	F1
Unsecured Senior Debt	A-	A1	A+
Wisconsin Energy Capital Corporation			
Unsecured Debt	BBB+	A3	A-

In February 2010, S&P, Moody's and Fitch rated ERGSS' Senior Notes A-, A1 and A+, respectively. The ratings outlook assigned by S&P, Moody's and Fitch to ERGSS is stable, stable and negative, respectively.

In July 2009, S&P affirmed the ratings of Wisconsin Energy, Wisconsin Electric, Wisconsin Gas and Wisconsin Energy Capital Corporation and revised the ratings outlooks assigned to each company from positive to stable.

In June 2009, Fitch affirmed the ratings of Wisconsin Energy, Wisconsin Electric, Wisconsin Gas and Wisconsin Energy Capital Corporation and the stable ratings outlook of Wisconsin Gas. Fitch also revised the ratings outlooks of Wisconsin Energy, Wisconsin Electric and Wisconsin Energy Capital Corporation from stable to negative.

The security rating outlooks assigned by Moody's for Wisconsin Energy, Wisconsin Electric, Wisconsin Gas and Wisconsin Energy Capital Corporation are all stable.

Subject to other factors affecting the credit markets as a whole, we believe these security ratings should provide a significant degree of flexibility in obtaining funds on competitive terms. However, these security ratings reflect the views of the rating agencies only. An explanation of the significance of these ratings may be obtained from each rating agency. Such ratings are not a recommendation to buy, sell or hold securities, but rather an indication of creditworthiness. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if it decides that the circumstances warrant the change. Each rating should be evaluated independently of any other rating.

Capital Requirements

Our estimated 2010, 2011 and 2012 capital expenditures are as follows:

Capital Expenditures	2010	2011	2012
		(Millions of Dollars)	
Utility			
Renewable	$96.6	$392.8	$289.6
Environmental	301.7	170.6	69.2
Base Spending	406.2	436.0	445.3
Total Utility	804.5	999.4	804.1
We Power	136.2	13.1	25.7
Other	9.8	5.1	5.1
Total	$950.5	$1,017.6	$834.9

Changing environmental and other regulations such as air quality standards and renewable energy standards and electric reliability initiatives that impact our utility energy segment may cause actual future long-term capital requirements to vary from these estimates.

Investments in Outside Trusts: We use outside trusts to fund our pension and certain other post-retirement obligations. These trusts had investments of approximately $1.2 billion as of December 31, 2009. These trusts hold investments that are subject to the volatility of the stock market and interest rates.

In January 2009, we contributed $270 million to our qualified pension plans due to poor investment returns during 2008. We do not expect to make contributions to the plans during 2010 as they are adequately funded. Future contributions to the plans will be dependent upon many factors, including the performance of existing plan assets and long-term discount rates. For additional information, see Note O -- Benefits in the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements: We are a party to various financial instruments with off-balance sheet risk as a part of our normal course of business, including financial guarantees and letters of credit which support construction projects, commodity contracts and other payment obligations. We believe that these agreements do not have, and are not reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors. For additional information, see Note P -- Guarantees in the Notes to Consolidated Financial Statements.

We have identified two tolling and purchased power agreements with third parties but have been unable to determine if we are the primary beneficiary of these two variable interest entities. The requested information required to make this determination has not been supplied. As a result, we do not consolidate these entities. We account for one of these contracts as a capital lease and for the other contract as an operating lease, and both are reflected in the Contractual Obligations/Commercial Commitments table below. For additional information, see Note G -- Variable Interest Entities in the Notes to Consolidated Financial Statements.

Contractual Obligations/Commercial Commitments: We have the following contractual obligations and other commercial commitments as of December 31, 2009:

		Payments Due by Period			
Contractual Obligations (a)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(Millions of Dollars)		
Long-Term Debt Obligations (b)	$7,115.8	$513.4	$860.1	$1,036.3	$4,706.0
Capital Lease Obligations (c)	369.0	36.2	76.5	82.3	174.0
Operating Lease Obligations (d)	76.0	21.3	36.6	8.4	9.7
Purchase Obligations (e)	13,807.3	1,345.7	1,492.6	930.8	10,038.2
Other Long-Term Liabilities (f)	85.2	84.5	0.7	-	-
Total Contractual Obligations	$21,453.3	$2,001.1	$2,466.5	$2,057.8	$14,927.9

(a) The amounts included in the table are calculated using current market prices, forward curves and other estimates.

(b) Principal and interest payments on Long-Term Debt (excluding capital lease obligations). For the purpose of determining our contractual obligations and commercial commitments only, we assumed the Junior Notes would be retired in 2017 with the proceeds from the issuance of qualifying securities pursuant to the terms of the RCC.

(c) Capital Lease Obligations of Wisconsin Electric for power purchase commitments.

(d) Operating Lease Obligations for power purchase commitments and vehicle and rail car leases.

(e) Purchase Obligations under various contracts for the procurement of fuel, power, gas supply and associated transportation related to utility operations and for construction, information technology and other services for utility and We Power operations. This includes the power purchase agreement for all of the energy produced by Point Beach.

(f) Other Long-Term Liabilities includes the expected 2010 supplemental executive retirement plan obligation. For additional information on employer contributions to our benefit plans, see Note O -- Benefits in the Notes to Consolidated Financial Statements.

The table above does not include liabilities related to the accounting treatment for uncertainty in income taxes. For additional information regarding these liabilities, refer to Note H -- Income Taxes in the Notes to Consolidated Financial Statements.

Obligations for utility operations have historically been included as part of the rate making process and therefore are generally recoverable from customers.

FACTORS AFFECTING RESULTS, LIQUIDITY AND CAPITAL RESOURCES

MARKET RISKS AND OTHER SIGNIFICANT RISKS

We are exposed to market and other significant risks as a result of the nature of our businesses and the environment in which those businesses operate. These risks, described in further detail below, include but are not limited to:

Large Construction Projects: In November 2003, the PSCW issued a written order granting a CPCN to commence construction of two 615 MW supercritical pulverized coal generating units adjacent to the site of Wisconsin Electric's existing Oak Creek Power Plant. The order approves key financial terms of the leased generation contracts including a target construction cost of the Oak Creek expansion of $2.191 billion, plus, subject to PSCW approval, cost over-runs of up to 5%, costs attributable to force majeure events, excused events and event of loss provisions. OC 1 was placed into service on February 2, 2010. Bechtel is targeting the commercial operation of OC 2 by the end of August 2010. For additional information, see *Power the Future* -- Oak Creek Expansion.

Large construction projects of this type, as well as the construction of renewable energy generation and environmental improvements, are subject to usual construction risks over which we will have limited or no control and which might adversely affect project costs and completion time. These risks include, but are not limited to, shortages of, the inability to obtain or the cost of labor or materials, the ability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions, legal challenges, changes in applicable law or regulations, adverse interpretation or enforcement of permit conditions, laws and regulations by the courts or permitting agencies, the inability to obtain necessary operating permits in a timely manner, other governmental actions and events in the global economy.

If final costs of the Oak Creek expansion are within 5% of the costs initially approved by the PSCW, and the additional costs are deemed to be prudent by the PSCW, the final lease payments for the Oak Creek expansion recovered from Wisconsin Electric would be adjusted to reflect the actual construction costs. Any costs above the 5% cap would also be included in lease payments and recovered from customers if the PSCW finds that such costs were prudently incurred and were the result of force majeure conditions, an excused event and/or an event of loss. Once the units are completed, and in light of the weather delays incurred on the project, we expect to request authorization from the PSCW to recover all costs associated with the units. See *Power the Future* -- Oak Creek Expansion below for a discussion of the Settlement Agreement entered into with Bechtel.

Regulatory Recovery: Our utility energy segment accounts for its regulated operations in accordance with accounting guidance for regulated entities. Our rates are determined by regulatory authorities. Our primary regulator is the PSCW. Regulated entities are allowed to defer certain costs that would otherwise be charged to expense, if the regulated entity believes the recovery of these costs is probable. We record regulatory assets pursuant to specific orders or by a generic order issued by our regulators, and recovery of these deferred costs in future rates is subject to the review and approval of those regulators. We assume the risks and benefits of ultimate recovery of these items in future rates. If the recovery of these costs is not approved by our regulators, the costs are charged to income in the current period. We expect to recover our outstanding regulatory assets in rates over a period of no longer than 20 years. Regulators can impose liabilities on a prospective basis for amounts previously collected from customers and for amounts that are expected to be refunded to customers. We record these items as regulatory liabilities.

Commodity Prices: In the normal course of providing energy, we are subject to market fluctuations of the costs of coal, natural gas, purchased power and fuel oil used in the delivery of coal. We manage our fuel and gas supply costs through a portfolio of short and long-term procurement contracts with various suppliers for the purchase of coal, natural gas and fuel oil. In addition, we manage the risk of price volatility by utilizing gas and electric hedging programs.

Wisconsin's retail electric fuel cost adjustment procedure mitigates some of Wisconsin Electric's risk of electric fuel cost fluctuation. If cumulative fuel and purchased power costs for electric utility operations deviate from a prescribed range (plus or minus 2% for 2010) when compared to the costs projected in the most recent retail rate proceeding, retail electric rates may be adjusted prospectively. For information regarding the current fuel rules, see Utility Rates and Regulatory Matters.

The PSCW has authorized dollar for dollar recovery for the majority of natural gas costs for our gas utility operations through GCRMs, which mitigates most of the risk of gas cost variations. For information concerning the natural gas utilities' GCRMs, see Utility Rates and Regulatory Matters.

Natural Gas Costs: Higher natural gas costs increase our working capital requirements and result in higher gross receipts taxes in the state of Wisconsin. Higher natural gas costs combined with slower economic conditions also expose us to greater risks of accounts receivable write-offs as more customers are unable to pay their bills.

In March 2005, the PSCW authorized the use of the escrow method of accounting for bad debt costs allowing for deferral of Wisconsin residential bad debt expense that exceeds amounts allowed in rates. As part of the January 2010 PSCW rate order, the PSCW authorized continued use of the escrow method of accounting for bad debt costs through December 31, 2011.

As a result of GCRMs, our gas distribution subsidiaries receive dollar for dollar recovery on the cost of natural gas. However, increased natural gas costs increase the risk that customers will switch to alternative fuel sources, which could reduce future gas margins.

Weather: Our Wisconsin utility rates are set by the PSCW based upon estimated temperatures which approximate 20-year averages. Wisconsin Electric's electric revenues and sales are unfavorably sensitive to below normal temperatures during the summer cooling season, and to some extent, to above normal temperatures during the winter heating season. Our gas revenues and sales are unfavorably sensitive to above normal temperatures during the winter heating season. A summary of actual weather information in the utility segment's service territory during 2009, 2008 and 2007, as measured by degree days, may be found above in Results of Operations.

Interest Rate: We have various short-term borrowing arrangements to provide working capital and general corporate funds. We also have variable rate long-term debt outstanding as of December 31, 2009. Borrowing levels under these arrangements vary from period to period depending on capital investments and other factors. Future short-term interest expense and payments will reflect both future short-term interest rates and borrowing levels.

We performed an interest rate sensitivity analysis at December 31, 2009 of our outstanding portfolio of $820.9 million of commercial paper with a weighted-average interest rate of 0.28% and $407.0 million of variable-rate long-term debt with a weighted average interest rate of 1.93%. A one-percentage point change in interest rates would cause our annual interest expense to increase or decrease by approximately $8.2 million before taxes from short-term borrowings and $4.1 million before taxes from variable-rate long-term debt outstanding.

Marketable Securities Return: We use various trusts to fund our pension and OPEB obligations. These trusts invest in debt and equity securities. Changes in the market prices of these assets can affect future pension and OPEB expenses. Additionally, future contributions can also be affected by the investment returns on trust fund assets. We believe that the financial risks associated with investment returns would be partially mitigated through future rate actions by our various utility regulators.

The fair value of our trust fund assets as of December 31, 2009 was approximately:

Wisconsin Energy Corporation	Millions of Dollars
Pension trust funds	$1,026.0
Other post-retirement benefits trust funds	$202.6

The expected long-term rate of return on plan assets was 8.25% for both the pension and other post-retirement benefits for 2009. During 2009, we contributed $270 million to our pension plans which brought the plans close to fully funded under the Pension Protection Act. As a result, we changed our asset mix to a higher weighting of fixed income securities and a lower weighting of equity securities. In 2010, our expected long-term rate of return on the pension plan assets is 7.25% reflecting the change in asset allocations. The lower expected return on plan assets will increase 2010 pension costs by approximately $10 million; however, increased pension expense was considered in the rate setting process by the PSCW.

Fiduciary oversight of the pension and OPEB trust fund investments is the responsibility of an Investment Trust Policy Committee. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target asset allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. The targeted asset allocations are intended to reduce risk, provide long-term financial stability for the plans and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments. Investment strategies utilize a wide diversification of asset types and qualified external investment managers.

Subsequent to our last asset/liability study completed in 2005, we have consulted with our investment advisors on an annual basis and requested them to forecast expected long-term returns on plan assets by reviewing actual historical returns and calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the fund.

Credit Ratings: We do not have any credit agreements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. We do have certain agreements in the form of commodity contracts and employee benefit plans that could require collateral or a termination payment only in the event of a credit rating change to below investment grade. As of December 31, 2009, we estimate that the collateral or the termination payment required under these agreements totaled approximately $196.9 million. In addition, we have commodity contracts that in the event of a credit rating downgrade could result in a reduction of our unsecured credit granted by counterparties.

Economic Conditions: Our service territory is within the state of Wisconsin and the Upper Peninsula of Michigan. We are exposed to market risks in the regional Midwest economy.

Inflation: We continue to monitor the impact of inflation, especially with respect to the costs of medical plans, fuel, transmission access, construction costs, regulatory and environmental compliance and new generation in order to minimize its effects in future years through pricing strategies, productivity improvements and cost reductions. We do not believe the impact of general inflation will have a material impact on our future results of operations.

For additional information concerning risk factors, including market risks, see the Cautionary Statement Regarding Forward-Looking Information.

POWER THE FUTURE

Under our PTF strategy, we expect to meet a significant portion of our future generation needs through the construction of the PWGS and the Oak Creek expansion by We Power. The PTF units include PWGS 1, PWGS 2, OC 1 and OC 2. The following tables identify certain key items related to the units:

Unit Name	In Service	Cash Costs (a)
PWGS 1	July 2005	$ 333 million
PWGS 2	May 2008	$ 331 million

Unit Name	Scheduled In Service	Approximate Cash Costs (a)
OC 1	February 2010 (Actual)	$ 1,346 million
OC 2	August 2010	$ 670 million

(a) Cash costs represent actual and current projected costs, excluding capitalized interest. Approximate costs for OC 1 and OC 2 include the cost of the settlement agreement with Bechtel adjusted for our ownership percentage.

We are recovering our costs in these units through lease payments that are billed from We Power to Wisconsin Electric and then recovered in Wisconsin Electric's rates. The lease payments are based on the cash costs authorized by the PSCW. Under the lease terms, our return is calculated using a 12.7% return on equity and the equity ratio is assumed to be 53% for the PWGS Units and 55% for the Oak Creek Units. The interest component of the return is determined up to 180 days prior to the date that the units are placed in service.

***Power the Future* - Port Washington**

Background: In December 2002, the PSCW issued a written order (the Port Order) granting a CPCN for the construction of PWGS consisting of two 545 MW natural gas-fired combined cycle generating units on the site of Wisconsin Electric's existing Port Washington Power Plant, the natural gas lateral to supply the new plant, and the transmission system upgrades required of ATC. PWGS 1 and PWGS 2 were completed within the PSCW approved cost parameters and were placed in service in July 2005 and May 2008, respectively.

Lease Terms: The PSCW approved the lease agreements and related documents under which Wisconsin Electric will staff, operate and maintain PWGS 1 and PWGS 2. Key terms of the leased generation contracts include:

- Initial lease term of 25 years with the potential for subsequent renewals at reduced rates;
- Cost recovery over a 25 year period on a mortgage basis amortization schedule;
- Imputed capital structure of 53% equity, 47% debt;
- Authorized rate of return of 12.7% after tax on equity;
- Fixed construction cost of PWGS 1 and PWGS 2 at $309.6 million and $280.3 million (2001 dollars) subject to escalation at the GDP inflation rate;
- Recovery of carrying costs during construction; and
- Ongoing PSCW supervisory authority over those lease terms and conditions specifically identified in the Port Order, which do not include the key financial terms.

***Power the Future* - Oak Creek Expansion**

Background: In November 2003, the PSCW issued an order (the Oak Creek Order) granting Wisconsin Energy, Wisconsin Electric and We Power a CPCN to commence construction of two 615 MW coal-fired units (the Oak Creek expansion) to be located adjacent to the site of Wisconsin Electric's existing Oak Creek Power Plant. OC 1 was placed into service on February 2, 2010. Bechtel is currently targeting the commercial operation of OC 2 by the end of August 2010. The total cost for the two units was set at $2.191 billion, and the order provided for recovery of excess costs of up to 5% of the total project, subject to a prudence review by the PSCW. Costs above the 5% cap would also be included in lease payments and recovered from customers if the PSCW finds that such costs were prudently incurred and were the result of force majeure conditions, an excused event and/or event of loss.

In June 2005, construction commenced at the site. In November 2005, we completed the sale of approximately a 17% interest in the two units to two unaffiliated entities, who share ratably in the construction costs. Although these two unaffiliated entities have a combined ownership interest in approximately 17% of the MWs generated by the two units, they only have a 15% ownership interest in the Oak Creek expansion as a whole, taking into account the common facilities being constructed, including the coal handling and water intake systems.

The Oak Creek expansion includes a new coal handling system that will serve both the existing units at Oak Creek and OC 1 and OC 2. The new coal handling system was placed into service during the fourth quarter of 2007 at a cost of approximately $199.1 million.

The Oak Creek expansion also includes a new water intake system that will serve both the existing units at Oak Creek and OC 1 and OC 2. The new water intake system was placed into service in January 2009 at a cost of approximately $132.6 million.

Lease Terms: In October 2004, the PSCW approved the leased generation contracts between Wisconsin Electric and We Power for OC 1 and OC 2. Key terms of the leased generation contracts include:

- Initial lease term of 30 years with the potential for subsequent renewals at reduced rates;
- Cost recovery over a 30 year period on a mortgage basis amortization schedule with the potential for subsequent renewals at reduced rates;
- Imputed capital structure of 55% equity, 45% debt;
- Authorized rate of return of 12.7% after tax on equity;
- Recovery of carrying costs during construction; and
- Ongoing PSCW supervisory authority over those lease terms and conditions specifically identified in the Oak Creek Order, which do not include the key financial terms.

Construction Status: Bechtel, the contractor of the Oak Creek expansion under a fixed price contract, submitted claims to us for schedule and cost relief on December 22, 2008 related to the delay of the in-service dates for OC 1 and OC 2. These claims were asserted against ERS, the project manager for the construction of the Oak Creek expansion and agent for the joint owners of OC 1 and OC 2. On October 30, 2009, Bechtel amended its claim to increase its request for cost and schedule relief. In its amended claim, Bechtel requested cost relief totaling approximately $517.5 million and schedule relief that would have resulted in approximately seven months of relief from liquidated damages beyond the guaranteed in-service date of September 29, 2009 for OC 1 and approximately four months of relief from liquidated damages beyond the guaranteed in-service date of September 29, 2010 for OC 2.

Bechtel's first claim was based on the alleged impact of severe weather and certain labor-related matters. Pursuant to its amended claim, Bechtel was requesting approximately $445.5 million in costs related to changed weather and labor conditions. Bechtel's second claim of approximately $72 million sought cost and schedule relief for the alleged effects of ERS-directed changes and delays allegedly caused by ERS prior to the issuance of the Full Notice to Proceed in July 2005. These claims, as well as claims submitted by ERS related to the rights of the parties under the construction contract and ERS counterclaims, had been submitted to binding arbitration.

Effective December 16, 2009, ERS and Bechtel entered into the Settlement Agreement that settled all claims between them regarding OC 1 and OC 2. Pursuant to the terms of this Settlement Agreement, ERS will pay to Bechtel $72 million to settle these claims, with $10 million already paid in 2009 and the remaining $62 million to be paid in six additional installments upon the achievement of specific project milestones. In addition, Bechtel will receive 120 days of schedule relief for OC 1 and 60 days for OC 2. Therefore, the guaranteed in-service date of September 29, 2009 for OC 1 was extended to January 27, 2010, and the guaranteed in-service date of September 29, 2010 for OC 2 was extended to November 28, 2010.

We are responsible for approximately 85% of amounts paid under the Settlement Agreement, consistent with our ownership share of the Oak Creek expansion. The other joint owners are responsible for the remainder.

OC 1 was placed into service on February 2, 2010. Bechtel is currently targeting commercial operation of OC 2 by the end of August 2010.

The Settlement Agreement also provides for Bechtel's release of ERS from all matters related to Bechtel's claims, among other things, and for ERS' release of Bechtel from all matters related to ERS' claims that were subject to arbitration, among other things.

WPDES Permit: In July 2008, in order to resolve all outstanding challenges to the WPDES permit issued by the WDNR in connection with the Oak Creek expansion, we and with the other two joint owners of the Oak Creek expansion reached an agreement with Clean Wisconsin, Inc. and Sierra Club, the groups who were opposing the WPDES permit. Under the settlement agreement, these groups agreed to withdraw their opposition to the modified WPDES permit issued in July 2008 for the existing and expansion units at Oak Creek.

In the agreement with Clean Wisconsin, Inc. and Sierra Club, we committed to contribute our share of $5 million (approximately $4.2 million) towards projects to reduce greenhouse gas emissions. We also agreed (i) for the 25 year period ending 2034, subject to regulatory approval and cost recovery, to contribute our share of up to $4 million per year (approximately $3.3 million) to fund projects to address Lake Michigan water quality, and (ii) subject to regulatory approval and cost recovery, to develop new solar and biomass generation projects. We also agreed to support state legislation to increase the renewable portfolio standard to 10% by 2013 and 25% by 2025, and to retire 116 MW of coal-fired generation at our Presque Isle Power Plant.

In its December 2009 decision, based upon a proposal submitted by the parties to the settlement agreement, the PSCW authorized recovery of $2.0 million per year for 2010 and 2011 related to costs associated with projects to address Lake Michigan water quality and recovery of $2.0 million of the second $2.5 million payment related to projects to reduce greenhouse gas emissions. Based upon this decision, the parties are proceeding to implement the settlement agreement. We are responsible for our pro rata share of these payments.

UTILITY RATES AND REGULATORY MATTERS

The PSCW regulates our retail electric, natural gas, steam and water rates in the state of Wisconsin, while FERC regulates our wholesale power, electric transmission and interstate gas transportation service rates. The MPSC regulates our retail electric rates in the state of Michigan. Within our regulated segment, we estimate that approximately 88% of our electric revenues are regulated by the PSCW, 7% are regulated by the MPSC and the balance of our electric revenues is regulated by FERC. All of our natural gas and steam revenues are regulated by the PSCW. Orders from the PSCW can be viewed at http://psc.wi.gov/ and orders from the MPSC can be viewed at www.michigan.gov/mpsc/.

2010 Wisconsin Rate Case: In March 2009, Wisconsin Electric and Wisconsin Gas initiated rate proceedings with the PSCW. Wisconsin Electric initially asked the PSCW to approve a rate increase for its Wisconsin retail electric customers of approximately $76.5 million, or 2.8%, and a rate increase for its natural gas customers of approximately $22.1 million, or 3.6%. In addition, Wisconsin Electric requested increases of approximately $1.4 million, or 5.8%, and approximately $1.3 million, or 6.8%, for its Valley steam utility customers and Milwaukee County steam utility customers, respectively. Wisconsin Gas asked the PSCW to approve a rate increase for its natural gas customers of approximately $38.9 million, or 4.6%.

In July 2009, Wisconsin Electric filed supplemental testimony with the PSCW updating its rate increase request for retail electric customers to reflect the impact of lower sales as a result of the decline in the economy. The effect of the change resulted in Wisconsin Electric increasing its request from $76.5 million to $126.0 million.

In December 2009, the PSCW authorized rate adjustments related to Wisconsin Electric's and Wisconsin Gas' requests to increase electric, natural gas and steam rates. The PSCW approved the following rate adjustments:

- An increase of approximately $85.8 million (3.35%) in retail electric rates for Wisconsin Electric;
- A decrease of approximately $2.0 million (0.35%) for natural gas service for Wisconsin Electric;
- An increase of approximately $5.7 million (0.70%) for natural gas service for Wisconsin Gas; and
- A decrease of approximately $0.4 million (1.65%) for Wisconsin Electric's Downtown Milwaukee (Valley) steam utility customers and a decrease of approximately $0.1 million (0.47%) for its Milwaukee County steam utility customers.

These rate adjustments became effective January 1, 2010. In addition, the PSCW lowered the return on equity for Wisconsin Electric from 10.75% to 10.4% and for Wisconsin Gas from 10.75% to 10.5%.
The PSCW also made, among others, the following determinations:

- New depreciation rates are incorporated into the new base rates approved in the rate case;
- Certain regulatory assets currently scheduled to be fully amortized over the next four years are to instead be amortized over the next eight years; and
- Wisconsin Electric will continue to receive AFUDC on 100% of CWIP for the environmental control projects at its Oak Creek Power Plant and at Edgewater Generating Unit 5, and on Glacier Hills Wind Park.

2010 Michigan Rate Increase Request: In July 2009, Wisconsin Electric filed a $42 million rate increase request with the MPSC, primarily to recover the costs of PTF projects. Michigan law allows utilities, upon the satisfaction of certain conditions, to self implement a rate increase request, subject to refund with interest. In December 2009, the MPSC approved Wisconsin Electric's modified self-implementation plan to increase electric rates in Michigan by approximately $12 million (9.5%), effective upon commercial operation of OC 1, which occurred on February 2, 2010. This rate increase is subject to refund with interest, depending upon the MPSC's final decision on Wisconsin Electric's $42 million rate request, which is expected in July 2010.

2008 Wisconsin Rate Increase: During 2007, Wisconsin Electric and Wisconsin Gas initiated rate proceedings. On January 17, 2008, the PSCW approved pricing increases for Wisconsin Electric and Wisconsin Gas as follows:

- $389.1 million (17.2%) in electric rates for Wisconsin Electric - the pricing increase was offset by bill credits in 2008 and 2009;
- $4.0 million (0.6%) for natural gas service from Wisconsin Electric;
- $3.6 million (11.2%) for steam service from Wisconsin Electric; and
- $20.1 million (2.2%) for natural gas service from Wisconsin Gas.

In addition, the PSCW lowered the return on equity for Wisconsin Electric and Wisconsin Gas from 11.2% to 10.75%. The PSCW also determined that $85.0 million of the Point Beach proceeds should be immediately applied to offset certain regulatory assets.

2008 Michigan Rate Increase: In January, 2008, Wisconsin Electric filed a rate increase request with the MPSC. This request represented an increase in electric rates of 14.7%, or $22.0 million, to support the growing demand for electricity, continued investment in renewable programs, compliance with environmental regulations, addition of distribution infrastructure and increased operational expenses. In November 2008, a settlement agreement with the MPSC staff and intervenors for a rate increase of $7.2 million, or 4.6%, was approved by the MPSC, effective January 1, 2009.

Limited Rate Adjustment Requests

2010 Fuel Recovery Request: On February 19, 2010, Wisconsin Electric filed a $60.5 million rate increase request with the PSCW to recover forecasted increases in fuel and purchased power costs. The increase in fuel and purchased power costs is being driven primarily by increases in the price of natural gas, changes in the timing of plant outages and increased MISO costs. We expect to implement this rate request by the end of the first quarter of 2010, subject to refund based upon the PSCW's final decision. The ultimate rate increase will be subject to the review and approval of the PSCW, which we expect to receive by the end of 2010.

2009 Fuel Cost Decrease Filing: Wisconsin Electric operates under a fuel cost adjustment clause for fuel and purchased power costs associated with the generation and delivery of electricity to its retail customers in Wisconsin. In April 2009, based on three months of actual fuel cost data and nine months of projected data, Wisconsin Electric forecasted that its monitored fuel cost for 2009 would fall outside the range prescribed by the PSCW and would be less than the monitored fuel cost reflected in then authorized rates. Therefore, in April 2009, Wisconsin Electric filed a request with the PSCW to decrease annual Wisconsin retail electric rates by $67.2 million for calendar year 2009. On April 30, 2009, the PSCW approved the fuel cost decrease filing with rates effective May 1, 2009.

2008 Fuel Recovery Request: In March 2008, Wisconsin Electric filed a rate increase request with the PSCW to recover forecasted increases in fuel and purchased power costs. The increase in fuel costs was being driven primarily by increases in the price of natural gas and the higher cost of transporting coal by rail as a result of increases in the cost of diesel fuel. On April 11, 2008, the PSCW approved an annual increase of $76.9 million (3.3%) in Wisconsin retail electric rates on an interim basis. In July 2008, we received the final rate order, which authorized an additional $42.0 million in rate increases, for a total increase of $118.9 million (5.1%). Any over-collection of fuel surcharge revenue in calendar year 2008 was subject to refund with interest at a rate of 10.75%. In April 2009, the PSCW ordered that we should refund $8.8 million (including interest) of over-collected fuel surcharge revenue. The refund was issued during the second quarter of 2009.

Other Utility Rate Matters

Oak Creek Air Quality Control System Approval: In July 2008, we received approval from the PSCW granting Wisconsin Electric authority to construct wet flue gas desulfurization and selective catalytic reduction facilities at Oak Creek Power Plant units 5-8. Construction of these emission controls began in late July 2008, and we expect the installation to be completed during 2012. We currently expect the cost of completing this project to be approximately $800 million ($950 million including AFUDC). The cost of constructing these facilities has been included in our previous estimates of the costs to implement the Consent Decree with the EPA.

Michigan Legislation: During October 2008, Michigan enacted legislation to make significant changes in regulatory procedures, which should provide for more timely cost recovery. Public Act 286 allows the use of a forward-looking test year in rate cases rather than historical data, and allows us to put interim rates into effect six months after filing a complete case. Rate filings for which an order is not issued within 12 months are deemed approved. In addition, we could seek a CPCN for new investment, and could recover interest on the investment during construction. Public Act 286 also gives the MPSC expanded authority over proposed mergers and acquisitions, and requires action within 180 days of filing. In addition, Public Act 295 calls for the implementation of a renewable portfolio standard of 10% by 2015, and energy optimization (efficiency) targets up to 1% annually by 2015. Public Act 295 specifically calls for current recovery of costs incurred to meet the standards, and provides for ongoing review and revision to assure the measures taken are cost-effective.

Fuel Cost Adjustment Procedure: Within the state of Wisconsin, Wisconsin Electric operates under a fuel cost adjustment clause for fuel and purchased power costs associated with the generation and delivery of electricity and purchase power contracts. Embedded within its base rates is an amount to recover fuel costs. Under the current fuel rules, no adjustments are made to rates as long as fuel and purchased power costs are expected to be within a band of the costs embedded in current rates for the 12-month period ending December 31. If, however, annual fuel costs are expected to fall outside of the band, and actual costs fall outside of established fuel bands, then we may file for a change in fuel recoveries on a prospective basis.

In June 2006, the PSCW opened a docket (01-AC-224) to consider revisions to the existing fuel rules (Chapter PSC 116). The current version of the revised rule recommends modifications to allow for annual plan and reconciliation filings of fuel costs by each regulated utility. In the period between plan and reconciliation, escrow accounting would be used to record fuel costs outside a plus or minus 2% annual band of the total fuel costs allowed in rates. The proposed rule further recommends that the escrow balance be trued-up annually following the end of each calendar year. Currently, draft legislation is under review. The earliest that we expect any possible action on the fuel rules is mid-2010.

Edison Sault and Wisconsin Electric's operations in Michigan operate under a Power Supply Cost Recovery mechanism which generally allows for the recovery of fuel and purchased power costs on a dollar for dollar basis.

Electric Transmission Cost Recovery: Wisconsin Electric divested its transmission assets with the formation of ATC in January 2001. We now procure transmission service from ATC at FERC approved tariff rates. In connection with the formation of ATC, our transmission costs have escalated due to the socialization of costs within ATC and increased transmission infrastructure requirements in the state. In 2002, in connection with the increased costs experienced by our customers, the PSCW issued an order which allowed us to use escrow accounting whereby we deferred transmission costs that exceeded amounts embedded in our rates. We were allowed to earn a return on the unrecovered transmission costs we deferred at our weighted average cost of capital. As of December 31, 2009, we had deferred $157.8 million of unrecovered transmission costs. The escrow accounting treatment has been discontinued as our 2008 and 2010 PSCW rate orders have provided for recovery of these costs.

Gas Cost Recovery Mechanism: Our natural gas operations operate under GCRMs as approved by the PSCW. Generally, the GCRMs allow for a dollar for dollar recovery of gas costs. Prior to 2010, there was an incentive mechanism under the GCRMs that allowed for increased revenues if we acquired gas at prices lower than benchmarks approved by the PSCW. However, as part of the January 2010 PSCW rate order, the PSCW approved changing from an incentive method to a modified one for one method. The new method does not have revenue sharing. The GCRMs measure commodity purchase costs against a monthly benchmark which includes a 2% tolerance. Costs in excess of this monthly benchmark are subject to additional review by the PSCW before they can be passed through to our customers. The modified one for one is the same method used by the other utilities in Wisconsin.

Bad Debt Costs: In March 2005, the PSCW approved our use of escrow accounting for residential bad debt costs. The escrow method of accounting for bad debt costs allows for deferral of Wisconsin residential bad debt expense that exceeds amounts allowed in rates. As part of the January 2010 PSCW rate order, the escrow accounting method for bad debt costs was extended through December 31, 2011.

MISO Energy Markets: The PSCW approved deferral treatment for our costs related to the implementation of the MISO Energy Markets. Amounts deferred through December 31, 2007 are being recovered in rates. For additional information, see Industry Restructuring and Competition -- Electric Transmission and Energy Markets.

Wholesale Electric Pricing: In August 2006, Wisconsin Electric filed a wholesale rate case with FERC. The filing requested an annual increase in rates of approximately $16.7 million applicable to four existing wholesale electric customers. This includes a mechanism for fuel and other cost adjustments. In November 2006, FERC approved the rate filing subject to refund with interest. Three of the existing customers' rates were effective in January 2007. The remaining wholesale customer's rates were effective in May 2007. FERC approved a settlement of the rate filing in September 2007. In August 2008, we issued a one-time $62.5 million refund to our wholesale customers pursuant to a FERC-approved settlement related to the sale of Point Beach.

Depreciation Rates: In January 2009, we filed a depreciation study with the PSCW, proposing new depreciation rates that would reduce annual depreciation expense by approximately $55 million. The PSCW approved the depreciation study and the new depreciation rates began on January 1, 2010. We do not expect the new depreciation rates to have a material impact on earnings because the new depreciation rates were considered when the PSCW set our 2010 electric and gas rates.

Renewables, Efficiency and Conservation: In March 2006, Wisconsin revised the requirements for renewable energy generation by enacting Act 141. Act 141 defines "baseline renewable percentage" as the average of an energy provider's renewable energy percentage for 2001, 2002 and 2003. A utility's renewable energy percentage is equal to the amount of its total retail energy sales that are provided by renewable sources. Wisconsin Electric's baseline renewable energy percentage is 2.27%. Under Act 141, Wisconsin Electric could not decrease its renewable energy percentage for the years 2006-2009, and for the years 2010-2014, it must increase its renewable energy percentage at least two percentage points to a level of 4.27%. Act 141 further requires that for the year 2015 and beyond, the renewable energy percentage must increase at least six percentage points above the baseline to a level of 8.27%. Act 141 establishes a goal that 10% of all electricity consumed in Wisconsin be generated by renewable resources by December 31, 2015. Assuming the bulk of additional renewables is wind generation, Wisconsin Electric must obtain approximately 362 MW of additional renewable capacity by 2012 and another approximately 300 MW of additional renewable capacity by 2015 to meet the requirements of Act 141. We have already started development of additional sources of renewable energy which will assist us in complying with Act 141. See Renewable Energy Portfolio discussion below.

In 2007, the Governor of Wisconsin established the Governor's Task Force on Global Warming. The Task Force issued its final report in July 2008 that includes an increased renewable portfolio standard. Pursuant to the Task Force's recommendations, the renewable portfolio standard would increase to 10% by 2013, 20% by 2020 and 25% by 2025. Draft legislation regarding this recommendation, as well as other recommendations made by the Task Force, is pending in the Wisconsin legislature.

Act 141 allows the PSCW to delay a utility's implementation of the renewable portfolio standard if it finds that achieving the renewable requirement would result in unreasonable rate increases or would lessen reliability, or that new renewable projects could not be permitted on a timely basis or could not be served by adequate transmission facilities. Act 141 provides that if a utility is in compliance with the renewable energy and energy efficiency requirements as determined by the PSCW, then the utility may not be ordered to achieve additional energy conservation or efficiency. Prior to Act 141, there had been no agreement on how to determine compliance with the Energy Priorities law, which provides that it is the policy of the PSCW, to the extent it is cost-effective and technically feasible, to consider the following options in the listed order when reviewing energy-related applications: (1) energy conservation and efficiency, (2) noncombustible renewable energy resources, (3) combustible renewable energy resources, (4) natural gas, (5) oil or low sulfur coal and (6) high sulfur coal and other carbon-based fuels.

Act 141 also redirects the administration of energy efficiency, conservation and renewable programs from the DOA back to the PSCW and/or contracted third parties. In addition, Act 141 requires that 1.2% of utilities' annual operating revenues be used to fund these programs. The Governor of Wisconsin's Task Force on Global Warming recommended in July 2008 that the energy efficiency goal be based on achieving efficiency resulting in a 2% reduction in electric load annually starting in 2015 rather than a goal based on a percent of revenue.

Public Act 295 enacted in Michigan calls for the implementation of a renewable portfolio standard by 2015 and energy optimization (efficiency) targets up to 1% annually by 2015. Public Act 295 specifically calls for current recovery of costs incurred to meet the standards and provides for ongoing review and revision to assure the measures taken are cost-effective.

Renewable Energy Portfolio: In May 2008, the Blue Sky Green Field wind farm project, which has 88 turbines with an installed capacity of 145 MW, reached commercial operation. In July 2008, we completed the purchase of rights to a new wind farm site in Central Wisconsin, Glacier Hills Wind Park, and filed a request for a CPCN with the PSCW in October 2008. We entered into a conditional turbine agreement for the new wind facility and filed a revised, lower cost estimate with the PSCW in May 2009 of $335.2 million to $413.5 million, excluding AFUDC. The PSCW approved the CPCN in January 2010. We currently expect to install up to 90 wind turbines with generating capacity of up to approximately 207 MW, subject to turbine selection and the final site configuration. We expect 2012 to be the first full year of operation.

In September 2009, we announced plans to construct a biomass-fueled power plant at Domtar Corporation's Rothschild, Wisconsin paper mill site. Wood, waste and sawdust will be used to produce approximately 50 MW of electricity and will also support Domtar's sustainable papermaking operations. We believe the biomass plant will be eligible for either the federal production tax credit or the federal 30% investment tax credit. We currently expect the plant to cost approximately $250 million and to be completed during the fall of 2013, subject to regulatory approvals. We expect to file a request for a Certificate of Authority for the project in the first quarter of 2010.

ELECTRIC SYSTEM RELIABILITY

In response to customer demand for higher quality power required by modern equipment, we are evaluating and updating our electric distribution system. We are taking steps to reduce the likelihood of outages by upgrading substations and rebuilding lines to upgrade voltages and reliability. These improvements, along with better technology for analysis of our existing system, better resource management to speed restoration and improved customer communication, are near-term efforts to enhance our current electric distribution infrastructure. For the long-term, we have developed a distribution system asset management strategy that requires increased levels of automation of both substations and line equipment to consistently provide the level of reliability needed for a digital economy.

We had adequate capacity to meet all of our firm electric load obligations during 2009 and 2008. All of our generating plants performed well during the warmest periods of the summer and all power purchase commitments under firm contract were received. During this period, public appeals for conservation were not required and we did not interrupt or curtail service to non-firm customers who participate in load management programs. We expect to have adequate capacity to meet all of our firm load obligations during 2010. However, extremely hot weather, unexpected equipment failure or unavailability could require us to call upon load management procedures.

ENVIRONMENTAL MATTERS

Consistent with other companies in the energy industry, we face significant ongoing environmental compliance and remediation obligations related to current and past operations. Specific environmental issues affecting our utility and non-utility energy segments include but are not limited to current and future regulation of: (1) air emissions such as CO_2, SO_2, NO_x, fine particulates and mercury; (2) disposal of combustion by-products such as fly ash; and (3) remediation of impacted properties, including former manufactured gas plant sites.

We are currently pursuing a proactive strategy to manage our environmental compliance obligations, including: (1) improving our overall energy portfolio by adding more efficient generation as part of our PTF strategy; (2) developing additional sources of renewable electric energy supply; (3) reviewing water quality matters such as discharge limits and cooling water requirements;

(4) adding emission control equipment to existing facilities to comply with new ambient air quality standards and federal clean air rules; (5) implementing a Consent Decree with the EPA to reduce emissions of SO_2 and NO_x by more than 65% by 2013; (6) evaluating and implementing improvements to our cooling water intake systems; (7) continuing the beneficial re-use of ash and other solid products from coal-fired generating units; and (8) conducting the clean-up of former manufactured gas plant sites. The capital cost of implementing the EPA Consent Decree is estimated to be approximately $1.2 billion over the 10 year period ending 2013. These costs are principally associated with the installation of air quality controls on Pleasant Prairie Units 1 and 2 and Oak Creek Units 5-8. In June 2007, we submitted an application to the PSCW requesting approval to construct environmental controls at Oak Creek Units 5-8 by 2012 as required by the Consent Decree. We expect the cost of completing this project to be approximately $800 million, excluding AFUDC. Through December 31, 2009, we have spent approximately $686 million associated with the installation of air quality controls and have retired four coal units as part of our plan under the Consent Decree. For further information concerning the Consent Decree, see Note S -- Commitments and Contingencies in the Notes to Consolidated Financial Statements in this report.

Air Quality:

8-hour Ozone Standard: In April 2004, the EPA designated 10 counties in southeastern Wisconsin as non-attainment areas for the 8-hour ozone ambient air quality standard. States were required to develop and submit SIPs to the EPA by June 2007 to demonstrate how they intended to comply with the 8-hour ozone ambient air quality standard. Instead of submitting a SIP, Wisconsin submitted a request to redesignate all counties in southeastern Wisconsin as in attainment with the standard. In addition to the request for redesignation, Wisconsin also adopted the RACT rule that applies to emissions from our power plants in the affected areas of Wisconsin. Compliance with the NO_x emission reduction requirements under the Consent Decree has substantially mitigated costs to comply with the RACT rule. In March 2008, the EPA issued a determination that the state of Wisconsin had failed to submit a SIP. In July 2009, Wisconsin issued both a draft Attainment Demonstration and a Redesignation request. Based on our review of these drafts, we do not believe we would be subject to any further requirements to reduce emissions. The EPA must take final approval action once Wisconsin finalizes its submittals.

In March 2008, the EPA announced its decision to further lower the 8-hour ozone standard, and in January 2010, the EPA proposed to lower that standard further. Given this most recent revision, the EPA has delayed the deadline for new non-attainment area designations under the revised standard once it is finalized, from March 2010 to March 2011. Although it is likely that additional counties may be designated as non-attainment areas under the revised standard, until those designations become final and until any potential additional rules are adopted, we are unable to predict the impact on the operation of our existing coal-fired generation facilities.

Fine Particulate Standard: In December 2004, the EPA designated $PM_{2.5}$ non-attainment areas. All counties in Wisconsin and all counties in the Upper Peninsula of Michigan were designated as in attainment with the standard. In December 2006, a more restrictive federal standard became effective; however, on February 24, 2009 the D.C. Circuit Court of Appeals issued a decision on the revised standard and remanded it back to the EPA for revision. The Court's decision will likely result in an even more stringent annual $PM_{2.5}$ standard. In October 2009, the EPA designated three counties in southeast Wisconsin (Milwaukee, Waukesha and Racine) as not meeting the 2006 daily standard for $PM_{2.5}$. Wisconsin will now have three years to develop a SIP and submit it to the EPA for approval, and will need to implement actions to reach attainment in the 2014-2019 time period. The impact of future SIP requirements cannot be determined at this time. Similarly, until the EPA revises the 2006 standard consistent with the court's decision and the states develop rules and submit SIPs to the EPA to demonstrate how they intend to comply with that standard, we are unable to predict the impact of this more restrictive standard on the operation of our existing coal-fired generation facilities or our new PTF generating units being leased by Wisconsin Electric including OC 1, OC 2, PWGS 1 and PWGS 2.

In a related matter, on February 11, 2010, the EPA announced its intent to end the transitional policy which has allowed facilities to use in their air permits PM_{10} (an earlier measure of particulate matter) as a surrogate when measuring $PM_{2.5}$ emissions. This policy had allowed both the agencies and permit holders to continue to use standards that were well established, until the EPA and the states developed the necessary tools for permitting $PM_{2.5}$ emissions. The discontinuation of this policy creates uncertainty as to how this parameter will be evaluated when we seek and maintain Title V air permits for our facilities. The EPA will be taking written comments on the rule and until the rule is finalized, we are not able to predict the impact of this policy change on our operations.

Sulfur Dioxide Standard: The EPA is currently in the process of revising the ambient air quality standard for SO_2. In November 2009, the EPA proposed to strengthen the primary standard for SO_2 by revoking the current standards and replacing them with a more stringent one-hour SO_2 standard. If the revised standard ultimately selected results in the designation of new non-attainment areas, it could potentially have an adverse effect on our facilities in those areas.

Clean Air Interstate Rule: The EPA issued the final CAIR in March 2005 to facilitate the states in meeting the 8-hour ozone and $PM_{2.5}$ standards by addressing the regional transport of SO_2 and NO_x. CAIR required NO_x and SO_2 emission reductions in two phases from electric generating units located in a 28-state region within the eastern United States, including Wisconsin and Michigan. Overall, CAIR is expected to result in a 70% reduction in SO_2 emissions and a 65% reduction in NO_x emissions from 2002 emission levels. A final CAIR rule was adopted in Wisconsin and Michigan. In 2008, the U.S. Court of Appeals for the D.C. Circuit invalidated several aspects of CAIR and remanded the rule to the EPA to promulgate a replacement rule. We previously determined that compliance with the NO_x and SO_2 emission reductions requirements under the Consent Decree would substantially mitigate costs to comply with CAIR and would achieve the levels necessary under at least the first phase of CAIR. It will be necessary to see what the revised rule contains before we can determine if any additional reductions will be required.

Mercury and Other Hazardous Air Pollutants: The EPA issued the final CAMR in March 2005, addressing mercury emissions from new and existing coal-fired power plants. The federal rule was challenged by a number of states including Wisconsin and Michigan. In February 2008, the U.S. Court of Appeals for the D.C. Circuit vacated CAMR and sent the rule back to the EPA for reconsideration.

In December 2008, a number of environmental groups filed a complaint with the D.C. Circuit asking that the court place the EPA on a schedule for promulgating MACT limits for fossil-fuel fired electric utilities to address hazardous air pollutants, including mercury. In October 2009, the EPA published notice of a proposed consent decree in connection with this litigation that would place the EPA on a schedule to set a MACT rule for coal and oil-fired electric generating units in 2011. The EPA is currently in the process of developing the proposed MACT rule which is expected to reduce emissions of numerous hazardous air pollutants, including mercury.

Wisconsin and Michigan State Only Mercury Rules: Both Wisconsin and Michigan now have mercury rules in place. Both states require a 90% reduction of mercury. We have plans in place to comply with those requirements and the costs of these plans are incorporated into our capital and operation and maintenance costs.

Clean Air Visibility Rule: The EPA issued CAVR in June 2005 to address Regional Haze, or regionally-impaired visibility caused by multiple sources over a wide area. The rule defines BART requirements for electric generating units and how BART will be addressed in the 28 states subject to EPA's CAIR. The pollutants from power plants that reduce visibility include $PM_{2.5}$ or compounds that contribute to fine particulate formation, NO_x, SO_2 and ammonia. States were required to submit SIPs to implement CAVR by December 2007. Wisconsin has not yet submitted a SIP. Michigan submitted a SIP, which was partially approved. In response to a citizen suit, in January 2009, the EPA issued a finding of failure to 37 states, including Wisconsin and Michigan, regarding their failure to submit SIPs. The finding starts a two-year review window for the EPA to issue Federal Implementation Plans, unless a state submits and receives SIP approval.

Wisconsin and Michigan have completed the BART rules, which cover one aspect of CAVR regulations. Wisconsin BART rules became effective in July 2008 and Michigan BART rules became effective in September 2008.

Both Wisconsin and Michigan BART rules are based, in part, on utility reductions of NO_x and SO_2 that were expected to occur under CAIR. Therefore, we will not be able to determine final impacts of these rules until the EPA completes a new CAIR rule pursuant to a ruling by the U.S. Court of Appeals for the D.C. Circuit requiring it to do so.

EPA Consent Decree: In April 2003, Wisconsin Electric reached a Consent Decree with the EPA, in which it agreed to significantly reduce air emissions from certain of its coal-fired generating facilities. The U.S. District Court for the Eastern District of Wisconsin approved the amended Consent Decree and entered it in October 2007. For further information, see Note S -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Climate Change: We continue to take measures to reduce our emissions of greenhouse gases. We support flexible, market-based strategies to curb greenhouse gas emissions, including emissions trading, joint implementation projects and credit for early actions. We support a voluntary approach that encourages technology development and transfer and includes all sectors of the economy and all significant global emitters. Our emissions in future years will continue to be influenced by several actions completed, planned or underway, including:

- Repowering the Port Washington Power Plant from coal to natural gas-fired combined cycle units.
- Adding coal-fired units as part of the Oak Creek expansion that will be the most thermally efficient coal units in our system.
- Increasing investment in energy efficiency and conservation.
- Adding renewable capacity and promoting increased participation in the Energy for Tomorrow® renewable energy program.
- Retirement of Coal units 1-4 at the Presque Isle Power Plant.

Federal, state, regional and international authorities have undertaken efforts to limit greenhouse gas emissions. Legislative proposals that would impose mandatory restrictions on CO_2 emissions continue to be considered in the U.S. Congress, and the President and his administration have made it clear that they are focused on reducing CO_2 emissions, through legislation and/or regulation. Although the ultimate outcome of these efforts cannot be determined at this time, mandatory restrictions on our CO_2 emissions could result in significant compliance costs that could affect future results of operations, cash flows and financial condition.

Clean Water Act:

Section 316(b) of the CWA requires that the location, design, construction and capacity of cooling water intake structures reflect the BTA for minimizing adverse environmental impact. In September 2004, the EPA adopted rules for existing facilities to minimize the potential adverse impacts to aquatic organisms associated with water withdrawals from cooling water intakes. Costs associated with implementation of the 316(b) rules for Wisconsin Electric's Oak Creek Power Plant, We Power's Oak Creek expansion and PWGS were included in project costs.

In January 2007, the Federal Court of Appeals for the Second Circuit found certain portions of the rule impermissible, including portions that permitted approval of water intake system technologies based on a cost-benefit analysis, and remanded several parts of the rule to the EPA for further consideration or potential additional rulemaking. In April 2009, the United States Supreme Court reversed the Second Circuit regarding the use of cost-benefit analysis and held that it was permissible for the EPA to rely on cost-benefit analysis in setting national performance standards and in providing variances from those standards. The Supreme Court remanded the case for further proceedings consistent with its opinion. Until the EPA completes its reconsideration and rulemaking, we cannot predict what impact these changes may have on our facilities. The decision will not affect the new units at the Oak Creek expansion, because those units were permitted based on a BTA decision under the Phase I rule for new facilities.

In addition, in December 2009, the EPA published its determination that revision of the current effluent guidelines for steam electric generating units was warranted, and proposed a rulemaking process to adopt such revisions by 2013. Revisions to the current effluent guidelines are expected to result in more stringent standards that may result in the installation of additional controls. Until the EPA completes its rulemaking process, however, we cannot predict what impact these new standards may have on our facilities.

Other Environmental Matters:

Manufactured Gas Plant Sites: We are voluntarily reviewing and addressing environmental conditions at a number of former manufactured gas plant sites. For further information, see Note S -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Ash Landfill Sites: We aggressively seek environmentally acceptable, beneficial uses for our combustion byproducts. For further information, see Note S -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

LEGAL MATTERS

Cash Balance Pension Plan: On June 30, 2009, a lawsuit was filed by a former employee, against the Plan in the U.S. District Court for the Eastern District of Wisconsin. Counsel representing the plaintiff is attempting to seek class certification for other similarly situated plaintiffs. The complaint alleges that Plan participants who received a lump sum distribution under the Plan prior to their normal retirement age did not receive the full benefit to which they were entitled in violation of ERISA and are owed additional benefits, because the Plan failed to apply the correct interest crediting rate to project the cash balance account to their normal retirement age. We believe the Plan correctly calculated the lump-sum distributions. An adverse outcome of this lawsuit could affect our Plan funding and expense. We are currently unable to predict the final outcome or impact of this litigation.

Settlement with the Mines: In May 2007, Wisconsin Electric entered into a settlement agreement with our largest customers, two iron ore mines, related to an arbitration proceeding over disputed billings arising from the special negotiated contracts the mines operated under until they expired in December 2007. The settlement was a full and complete resolution of all claims and disputes between the parties for electric service rendered by Wisconsin Electric under the power purchase agreements through March 31, 2007. Pursuant to the settlement, the mines paid Wisconsin Electric approximately $9.0 million and Wisconsin Electric released to the mines all funds it was holding in escrow. The estimated earnings impact of the payment from the mines was $0.04 per share, which was recorded in 2007. Beginning in January 2008, the mines began receiving electric service from Wisconsin Electric in accordance with tariffs approved by the MPSC.

Stray Voltage: On July 11, 1996, the PSCW issued a final order regarding the stray voltage policies of Wisconsin's investor-owned utilities. The order clarified the definition of stray voltage, affirmed the level at which utility action is required, and placed some of the responsibility for this issue in the hands of the customer. Additionally, the order established a uniform stray voltage tariff which delineates utility responsibility and provides for the recovery of costs associated with unnecessary customer demanded services.

In recent years, dairy farmers have commenced actions or made claims against Wisconsin Electric for loss of milk production and other damages to livestock allegedly caused by stray voltage and ground currents resulting from the operation of its electrical system, even though that electrical system has been operated within the parameters of the PSCW's order. The Wisconsin Supreme Court has rejected the arguments that, if a utility company's measurement of stray voltage is below the PSCW "level of concern," that utility could not be found negligent in stray voltage cases. Additionally, the Court has held that the PSCW regulations regarding stray voltage were only minimum standards to be considered by a jury in stray voltage litigation. As a result of this case, claims by dairy farmers for livestock damage have been based upon ground currents with levels measuring less than the PSCW "level of concern." In December 2008, a stray voltage lawsuit was filed against Wisconsin Electric. We do not believe the lawsuit has merit and we will vigorously defend the case. This lawsuit is not expected to have a material adverse effect on our financial statements. In June 2007, another stray voltage lawsuit was settled. This settlement did not have a material adverse effect on our financial condition or results of operations. We continue to evaluate various options and strategies to mitigate this risk.

NUCLEAR OPERATIONS

Point Beach Nuclear Plant: Wisconsin Electric previously owned two electric generating units (Unit 1 and Unit 2) at Point Beach in Two Rivers, Wisconsin. In September 2007, Wisconsin Electric sold Point Beach to an affiliate of FPL for approximately $924 million. For additional information on this sale, see Corporate Strategy at the beginning of Management's Discussion and Analysis of Financial Condition and Results of Operations. A long-term power purchase agreement with the buyer became effective upon closing of the sale. Pursuant to this agreement, Wisconsin Electric is purchasing all of the energy produced by Point Beach. The power purchase agreement extends through 2030 for Unit 1 and 2033 for Unit 2. Based on the agreement, we are paying a pre-determined price per MWh for energy delivered according to a schedule that is established in the agreement. Under the agreement, if our credit rating and the credit rating of Wisconsin Electric from either S&P or Moody's fall below investment grade, or if the holders of any indebtedness in excess of $100.0 million accelerate or have the right to accelerate the maturity of such indebtedness as a result of a default, we would need to provide collateral in the amount of $100.0 million (escalating at 3% per year commencing in 2024).

Used Nuclear Fuel Storage and Disposal: During Wisconsin Electric's ownership of Point Beach, Wisconsin Electric was authorized by the PSCW to load and store sufficient dry fuel storage containers to allow Point Beach Units 1 and 2 to operate to the end of their original operating licenses, but not to exceed the original 48-canister capacity of the dry fuel storage facility. The original operating licenses were set to expire in October 2010 for Unit 1 and in March 2013 for Unit 2 before they were renewed and extended by the NRC in December 2005.

Temporary storage alternatives at Point Beach are necessary until the DOE takes ownership of and permanently removes the used fuel as mandated by the Nuclear Waste Policy Act of 1982, as amended in 1987. The Nuclear Waste Policy Act established the Nuclear Waste Fund which is composed of payments made by the generators and owners of such waste and fuel. Effective January 31, 1998, the DOE failed to meet its contractual obligation to begin removing used fuel from Point Beach, a responsibility for which Wisconsin Electric paid a total of $215.2 million into the Nuclear Waste Fund over the life of its ownership of Point Beach.

In August 2000, the United States Court of Appeals for the Federal Circuit ruled in a lawsuit brought by Maine Yankee and Northern States Power Company that the DOE's failure to begin performance by January 31, 1998 constituted a breach of the Standard Contract, providing clear grounds for filing complaints in the Court of Federal Claims. Consequently, Wisconsin Electric filed a complaint in November 2000 against the DOE in the Court of Federal Claims. In October 2004, the Court of Federal Claims granted Wisconsin Electric's motion for summary judgment on liability. The Court held a trial during September and October 2007 to determine damages. In December 2009, the Court ruled in favor of Wisconsin Electric, granting us more than $50 million in damages. We anticipate that the DOE will appeal this decision, and that any recoveries will be included in future rate cases.

INDUSTRY RESTRUCTURING AND COMPETITION

Electric Utility Industry

The regulated energy industry continues to experience significant changes. FERC continues to support large RTOs, which will affect the structure of the wholesale market. To this end, the MISO implemented bid-based markets, the MISO Energy Markets, including the use of LMP to value electric transmission congestion and losses. The MISO Energy Markets commenced operation in April 2005 for energy distribution and in January 2009 for operating reserves. Increased competition in the retail and wholesale markets, which may result from restructuring efforts, could have a significant and adverse financial impact on us. It is uncertain when retail access might be implemented, if at all, in Wisconsin; however, Michigan has adopted retail choice which potentially affects our Michigan operations. The Energy Policy Act, among other things, amended federal energy laws and provided FERC with new oversight responsibilities.

Restructuring in Wisconsin: Electric utility revenues in Wisconsin are regulated by the PSCW. Due to many factors, including relatively competitive electric rates charged by the state's electric utilities, the PSCW has been focused on electric reliability infrastructure issues for the state of Wisconsin in recent years. These issues include:

- Addition of generating capacity in the state;
- Modifications to the regulatory process to facilitate development of merchant generating plants;
- Development of a regional independent electric transmission system operator;
- Improvements to existing and addition of new electric transmission lines in the state; and
- Addition of renewable generation.

The PSCW continues to maintain the position that the question of whether to implement electric retail competition in Wisconsin should ultimately be decided by the Wisconsin legislature. No such legislation has been introduced in Wisconsin to date.

Restructuring in Michigan: Our Michigan retail customers are allowed to remain with their regulated utility at regulated rates or choose an alternative electric supplier to provide power supply service. We have maintained our generation capacity and distribution assets and provide regulated service as we have in the past. We continue providing distribution and customer service functions regardless of the customer's power supplier.

Competition and customer switching to alternative suppliers in our service territories in Michigan has been limited. With the exception of general inquiries, no alternate supplier activity has occurred in our service territories in Michigan. We believe that this lack of alternate supplier activity reflects our small market area in Michigan, our competitive regulated power supply prices and a general lack of interest in the Upper Peninsula of Michigan as a market for alternative electric suppliers.

Electric Transmission and Energy Markets

In connection with its status as a FERC approved RTO, MISO developed bid-based energy markets, which were implemented on April 1, 2005. In January 2009, MISO commenced the Energy and Operating Reserves Markets, which includes the bid-based energy markets and a relatively new ancillary services market. We previously self-provided both regulation reserves and contingency reserves. In the MISO ancillary services market, we buy/sell regulation and contingency reserves from/to the market. The MISO ancillary services market has been able to reduce overall ancillary services costs in the MISO footprint. The MISO ancillary services market has enabled MISO to assume significant balancing area responsibilities such as frequency control and disturbance control.

In MISO, base transmission costs are currently being paid by LSEs located in the service territories of each MISO transmission owner. In February 2008, FERC issued several orders confirming the use of the current transmission cost allocation methodology. In October 2009, FERC issued an order related to the allocation of costs for network transmission upgrades. As a condition of this order, MISO is expected to submit a filing by July 15, 2010 to replace the current cost allocation methodology.

In April 2006, FERC issued an order determining that MISO had not applied its energy markets tariff correctly in the assessment of RSG charges. FERC ordered MISO to resettle all affected transactions retroactive to the commencement of the energy market. In October 2006 and March 2007, we received additional rulings from FERC on these issues. FERC's rulings have been challenged by MISO and numerous other market participants. In July 2007, MISO commenced with the resettlement of the market in response to the orders. The resettlement was completed in January 2008 and resulted in a net cost increase of $7.8 million to us. Several entities filed formal complaints with FERC on the assessment of these charges. We filed in support of these complaints.

In November 2007, FERC issued another RSG order related to the rehearing requests previously filed. This order provided a clarification that was contrary to how MISO implemented the last resettlement. Once again, several parties, including Wisconsin Electric, filed for rehearing and/or clarification with FERC.

In addition, FERC ruled on the formal complaints filed by other entities in August 2007. FERC ruled that the current RSG cost allocation methodology may be unjust and unreasonable and established a refund effective date of August 10, 2007. MISO was ordered to file a new cost allocation methodology by March 2008. MISO filed new tariff language which indicated the new cost allocation methodology cannot be applied retroactively. We extended our previous rehearing/clarification request to include the timeframe from the established refund date through March 2008. In September 2008, FERC set a paper hearing for the formal complaints filed in 2007. FERC ruled on the outstanding rehearing/clarification requests and formal complaints in November 2008. FERC's ruling ordered the resettlements to begin from the date the MISO Energy Markets commenced in order to correct the RSG cost allocation methodology. Additionally, the order also set a new RSG cost allocation effective August 10, 2007. However, numerous entities filed rehearing requests in objection of these rulings. Although MISO requested a postponement of the resettlements until the matter is resolved, the resettlement commenced in March 2009.

In May 2009, FERC issued an order denying rehearing on substantive matters for the rate period beginning August 10, 2007. However, FERC modified the effective date of that rate to November 10, 2008, and ordered MISO to cease the ongoing resettlement and to reconcile all invoices and payments therein. Similarly, in June 2009, FERC dismissed rehearing requests, but waived refunds for the period April 25, 2006 through November 4, 2007. FERC also stated for the first time that it was waiving refunds for the period April 1, 2005 through April 24, 2006. We, along with others, have sought rehearing and/or appeal of the FERC's May and June 2009 determinations pertaining to refunds. In addition, there are contested compliance matters pending FERC review. The net effects of FERC's rulings are uncertain at this time.

As part of MISO, a market-based platform was developed for valuing transmission congestion premised upon the LMP system that has been implemented in certain northeastern and mid-Atlantic states. The LMP system includes the ability to mitigate or eliminate congestion costs through ARRs and FTRs. ARRs are allocated to market participants by MISO and FTRs are purchased through auctions. A new allocation and auction was completed for the period of June 1, 2009 through May 31, 2010. The resulting ARR valuation and the secured FTRs should adequately mitigate our transmission congestion risk for that period.

Natural Gas Utility Industry

Restructuring in Wisconsin: The PSCW previously instituted generic proceedings to consider how its regulation of gas distribution utilities should change to reflect the changing competitive environment in the natural gas industry. To date, the PSCW has made a policy decision to deregulate the sale of natural gas in customer segments with workably competitive market choices and has adopted standards for transactions between a utility and its gas marketing affiliates. However, work on deregulation of the gas distribution industry by the PSCW is presently on hold. Currently, we are unable to predict the impact of potential future deregulation on our results of operations or financial position.

ACCOUNTING DEVELOPMENTS

New Pronouncements: See Note B -- Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements in this report for information on new accounting pronouncements.

International Financial Reporting Standards: During 2009, the SEC announced a "roadmap" for U.S. registrants that, if adopted, would require U.S. companies to follow IFRS instead of GAAP. The SEC guidelines, in their current form, would require us to adopt IFRS in 2014.

CRITICAL ACCOUNTING ESTIMATES

Preparation of financial statements and related disclosures in compliance with GAAP requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments, in and of themselves, could materially impact the financial statements and disclosures based on varying assumptions. In addition, the financial and operating environment may also have a significant effect, not only on the operation of our business, but on our results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies applied have not changed.

The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments:

Regulatory Accounting: Our utility subsidiaries operate under rates established by state and federal regulatory commissions which are designed to recover the cost of service and provide a reasonable return to investors. The actions of our regulators may allow us to defer costs that non-regulated entities would expense. The actions of our regulators may also require us to accrue liabilities that non-regulated companies would not. As of December 31, 2009, we had $1,251.4 million in regulatory assets and $1,109.5 million in regulatory liabilities. In the future, if we move to market based rates, or if the actions of our regulators change, we may conclude that we are unable to follow regulatory accounting. In this situation, continued deferral of certain regulatory asset and liability amounts on the utilities' books, as allowed under regulatory accounting, may no longer be appropriate and the unamortized regulatory assets net of the regulatory liabilities would be recorded as an extraordinary after-tax non-cash charge to earnings. We continually review the applicability of regulatory accounting and have determined that it is currently appropriate to continue following it. In addition, each quarter we perform a review of our regulatory assets and our regulatory environment and we evaluate whether we believe that it is probable that we will recover the regulatory assets in future rates. See Note C -- Regulatory Assets and Liabilities in the Notes to Consolidated Financial Statements for additional information.

Pension and OPEB: Our reported costs of providing non-contributory defined pension benefits (described in Note O -- Benefits in the Notes to Consolidated Financial Statements) are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience. Pension costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to plans and earnings on plan assets. Changes made to the provisions of the plans may also impact current and future pension costs. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

Changes in pension obligations associated with these factors may not be immediately recognized as pension costs on the income statement, but generally are recognized in future years over the remaining average service period of plan participants. As such, significant portions of pension costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants.

The following chart reflects pension plan sensitivities associated with changes in certain actuarial assumptions by the indicated percentage. Each sensitivity reflects a change to the given assumption, holding all other assumptions constant.

Pension Plan Actuarial Assumption	Impact on Annual Cost
	(Millions of Dollars)
0.5% decrease in discount rate and lump sum conversion rate	$4.7
0.5% decrease in expected rate of return on plan assets	$5.8

In addition to pension plans, we maintain OPEB plans which provide health and life insurance benefits for retired employees (described in Note O -- Benefits in the Notes to Consolidated Financial Statements). Our reported costs of providing these post-retirement benefits are dependent upon numerous factors resulting from actual plan experience including employee demographics (age and compensation levels), our contributions to the plans, earnings on plan assets and health care cost trends. Changes made to the provisions of the plans may also impact current and future OPEB costs. OPEB costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the OPEB and post-retirement costs. Our OPEB plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns, as well as changes in general interest rates, may result in increased or decreased other post-retirement costs in future periods. Similar to accounting for pension plans, the regulators of our utility segment have adopted accounting guidance for compensation related to retirement benefits for rate-making purposes.

The following chart reflects OPEB plan sensitivities associated with changes in certain actuarial assumptions by the indicated percentage. Each sensitivity reflects a change to the given assumption, holding all other assumptions constant.

OPEB Plan Actuarial Assumption	Impact on Annual Cost
	(Millions of Dollars)
0.5% decrease in discount rate	$2.3
0.5% decrease in health care cost trend rate in all future years	($2.8)
0.5% decrease in expected rate of return on plan assets	$1.0

Unbilled Revenues: We record utility operating revenues when energy is delivered to our customers. However, the determination of energy sales to individual customers is based upon the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of their last meter reading are estimated and corresponding unbilled revenues are calculated. This unbilled revenue is estimated each month based upon actual generation and throughput volumes, recorded sales, estimated customer usage by class, weather factors, estimated line losses and applicable customer rates. Significant fluctuations in energy demand for the unbilled period or changes in the composition of customer classes could impact the accuracy of the unbilled revenue estimate. Total utility operating revenues during 2009 of approximately $4.1 billion included accrued utility revenues of $290.4 million as of December 31, 2009.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED INCOME STATEMENTS

Year Ended December 31

	2009	2008	2007
	(Millions of Dollars, Except Per Share Amounts)		
Operating Revenues	$ 4,127.9	$ 4,427.8	$ 4,235.1
Operating Expenses			
Fuel and purchased power	1,063.7	1,240.7	996.4
Cost of gas sold	912.0	1,220.9	1,052.3
Other operation and maintenance	1,261.1	1,360.4	1,134.6
Depreciation, decommissioning and amortization	346.1	326.5	327.9
Property and revenue taxes	112.0	108.2	103.2
Total Operating Expenses	3,694.9	4,256.7	3,614.4
Amortization of Gain	230.7	488.1	6.5
Operating Income	663.7	659.2	627.2
Equity in Earnings of Transmission Affiliate	59.1	51.8	43.1
Other Income and Deductions, net	28.4	17.0	48.9
Interest Expense, net	156.7	153.7	167.6
Income from Continuing Operations Before Income Taxes	594.5	574.3	551.6
Income Taxes	217.3	216.5	215.9
Income from Continuing Operations	377.2	357.8	335.7
Income (Loss) from Discontinued Operations, Net of Tax	5.2	1.3	(0.1)
Net Income	$ 382.4	$ 359.1	$ 335.6
Earnings Per Share (Basic)			
Continuing Operations	$ 3.23	$ 3.06	$ 2.87
Discontinued Operations	0.04	0.01	-
Total Earnings Per Share (Basic)	$ 3.27	$ 3.07	$ 2.87
Earnings Per Share (Diluted)			
Continuing Operations	$ 3.20	$ 3.03	$ 2.83
Discontinued Operations	0.04	0.01	-
Total Earnings Per Share (Diluted)	$ 3.24	$ 3.04	$ 2.83
Weighted Average Common Shares Outstanding (Millions)			
Basic	116.9	116.9	116.9
Diluted	117.9	118.2	118.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31

ASSETS

	2009	2008
	(Millions of Dollars)	
Property, Plant and Equipment		
In service	$ 10,286.6	$ 9,909.4
Accumulated depreciation	(3,472.2)	(3,312.9)
	6,814.4	6,596.5
Construction work in progress	2,185.6	1,829.9
Leased facilities, net	70.5	76.2
Net Property, Plant and Equipment	9,070.5	8,502.6
Investments		
Restricted cash	-	172.4
Equity investment in transmission affiliate	314.6	276.3
Other	44.1	41.6
Total Investments	358.7	490.3
Current Assets		
Cash and cash equivalents	20.9	32.5
Restricted cash	194.5	214.1
Accounts receivable, net of allowance for doubtful accounts of $57.9 and $48.8	304.4	369.5
Accrued revenues	290.4	341.2
Materials, supplies and inventories	379.3	344.7
Regulatory assets	58.9	82.5
Prepayments and other	213.3	323.0
Total Current Assets	1,461.7	1,707.5
Deferred Charges and Other Assets		
Regulatory assets	1,192.5	1,261.1
Goodwill	441.9	441.9
Other	172.6	214.4
Total Deferred Charges and Other Assets	1,807.0	1,917.4
Total Assets	$ 12,697.9	$ 12,617.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31

CAPITALIZATION AND LIABILITIES

	2009	2008
	(Millions of Dollars)	
Capitalization		
Common equity	$ 3,566.9	$ 3,336.9
Preferred stock of subsidiary	30.4	30.4
Long-term debt	3,875.8	4,074.7
Total Capitalization	7,473.1	7,442.0
Current Liabilities		
Long-term debt due currently	295.7	61.8
Short-term debt	825.1	602.3
Accounts payable	292.2	441.0
Regulatory liabilities	222.8	310.8
Other	246.1	319.2
Total Current Liabilities	1,881.9	1,735.1
Deferred Credits and Other Liabilities		
Regulatory liabilities	886.7	1,084.4
Asset retirement obligations	57.9	57.3
Deferred income taxes - long-term	1,017.9	814.0
Accumulated deferred investment tax credits	37.7	41.6
Deferred revenue, net	739.1	545.4
Pension and other benefit obligations	319.5	635.0
Other long-term liabilities	284.1	263.0
Total Deferred Credits and Other Liabilities	3,342.9	3,440.7
Commitments and Contingencies (Note S)		
Total Capitalization and Liabilities	$ 12,697.9	$ 12,617.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31

	2009	2008	2007
		(Millions of Dollars)	
Operating Activities			
Net income	$ 382.4	$ 359.1	$ 335.6
Reconciliation to cash			
Depreciation, decommissioning and amortization	349.4	332.1	337.7
Amortization of gain	(230.7)	(488.1)	(6.5)
Equity in earnings of transmission affiliate	(59.1)	(51.8)	(43.1)
Distributions from transmission affiliate	46.6	39.0	33.2
Deferred income taxes and investment tax credits, net	187.4	296.6	20.4
Deferred revenue	201.7	203.2	164.5
Contributions to benefit plans	(289.3)	(48.4)	(24.2)
Change in - Accounts receivable and accrued revenues	111.1	7.5	(36.9)
Inventories	(34.6)	16.6	31.3
Other current assets	24.8	(51.6)	9.1
Accounts payable	(118.5)	50.3	10.1
Accrued income taxes, net	43.4	(89.4)	(106.9)
Deferred costs, net	46.2	81.5	(56.3)
Other current liabilities	(11.7)	8.0	0.3
Other, net	(20.3)	71.8	(135.9)
Cash Provided by Operating Activities	628.8	736.4	532.4
Investing Activities			
Capital expenditures	(817.7)	(1,136.4)	(1,210.2)
Investment in transmission affiliate	(25.9)	(25.3)	-
Proceeds from asset sales, net	16.8	14.3	963.1
Proceeds from liquidation of nuclear decommissioning trust	-	-	552.4
Change in restricted cash	192.0	345.1	(731.6)
Proceeds from investments within nuclear decommissioning trust	-	-	1,528.7
Other activity within nuclear decommissioning trust	-	-	(1,528.7)
Other, net	(101.3)	(104.0)	(116.8)
Cash Used in Investing Activities	(736.1)	(906.3)	(543.1)
Financing Activities			
Exercise of stock options	17.0	11.6	36.1
Purchase of common stock	(29.6)	(23.0)	(67.8)
Dividends paid on common stock	(157.8)	(126.3)	(116.9)
Issuance of long-term debt	261.5	1,113.0	523.4
Retirement and repurchase of long-term debt	(221.1)	(497.8)	(363.8)
Change in short-term debt	222.8	(298.4)	(11.2)
Other, net	2.9	(4.1)	1.3
Cash Provided by Financing Activities	95.7	175.0	1.1
Change in Cash and Cash Equivalents	(11.6)	5.1	(9.6)
Cash and Cash Equivalents at Beginning of Year	32.5	27.4	37.0
Cash and Cash Equivalents at End of Year	$ 20.9	$ 32.5	$ 27.4

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF COMMON EQUITY

	Common Stock	Other Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Stock Options Exercisable	Total
	(Millions of Dollars)					
Balance - December 31, 2006	$ 1.2	$ 755.5	$ 2,133.3	$ (1.6)	$ 0.6	$ 2,889.0
Impact of uncertainty in income taxes. See Note H.			(0.3)			(0.3)
Balance - January 1, 2007	1.2	755.5	2,133.0	(1.6)	0.6	2,888.7
Net income			335.6			335.6
Other comprehensive income						
Hedging, net				0.3		0.3
Comprehensive income	-	-	335.6	0.3	-	335.9
Common stock cash						
dividends of $1.00 per share			(116.9)			(116.9)
Exercise of stock options		36.1				36.1
Purchase of common stock		(67.8)				(67.8)
Tax benefit from share based compensation		10.8				10.8
Stock-based compensation and other		12.9	(0.3)		(0.2)	12.4
Balance - December 31, 2007	1.2	747.5	2,351.4	(1.3)	0.4	3,099.2
Net income			359.1			359.1
Other comprehensive income						
Hedging, net				0.4		0.4
Comprehensive income	-	-	359.1	0.4	-	359.5
Common stock cash						
dividends of $1.08 per share			(126.3)			(126.3)
Exercise of stock options		11.6				11.6
Purchase of common stock		(23.0)				(23.0)
Tax benefit from share based compensation		3.3				3.3
Stock-based compensation and other		12.9			(0.3)	12.6
Balance - December 31, 2008	1.2	752.3	2,584.2	(0.9)	0.1	3,336.9
Net income			382.4			382.4
Other comprehensive income						
Hedging, net				0.4		0.4
Comprehensive income	-	-	382.4	0.4	-	382.8
Common stock cash						
dividends of $1.35 per share			(157.8)			(157.8)
Exercise of stock options		17.0				17.0
Purchase of common stock		(29.6)				(29.6)
Tax benefit from share based compensation		6.3				6.3
Stock-based compensation and other		11.4			(0.1)	11.3
Balance - December 31, 2009	$ 1.2	$ 757.4	$ 2,808.8	$ (0.5)	$ -	$ 3,566.9

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CAPITALIZATION

December 31

		2009	2008
		(Millions of Dollars)	
Common Equity (see accompanying statement)		$ 3,566.9	$ 3,336.9
Preferred Stock			
Wisconsin Energy			
$.01 par value; authorized 15,000,000 shares; none outstanding		-	-
Wisconsin Electric			
Six Per Cent. Preferred Stock - $100 par value;			
authorized 45,000 shares; outstanding - 44,498 shares		4.4	4.4
Serial preferred stock -			
$100 par value; authorized 2,286,500 shares; 3.60% Series			
redeemable at $101 per share; outstanding - 260,000 shares		26.0	26.0
$25 par value; authorized 5,000,000 shares; none outstanding		-	-
Total Preferred Stock		30.4	30.4
Long-Term Debt			
Debentures (unsecured)	4.50% due 2013	300.0	300.0
	6.60% due 2013	45.0	45.0
	6.00% due 2014	300.0	300.0
	5.20% due 2015	125.0	125.0
	6.25% due 2015	250.0	250.0
	4.25% due 2019	250.0	-
	6-1/2% due 2028	150.0	150.0
	5.625% due 2033	335.0	335.0
	5.90% due 2035	90.0	90.0
	5.70% due 2036	300.0	300.0
	6-7/8% due 2095	100.0	100.0
Notes (secured, nonrecourse)	2% stated rate due 2011	0.1	0.1
	4.81% effective rate due 2030	2.0	2.0
	4.91% due 2009-2030	139.4	143.3
	6.00% due 2009-2033	151.8	154.6
Notes (unsecured)	5-1/2% due 2009	-	50.0
	6.00% to 6.25% due 2010	21.5	10.0
	2.73% variable rate due 2010 (a)	260.0	260.0
	6.50% due 2011	450.0	450.0
	6.51% due 2013	30.0	30.0
	1.92% variable rate due 2015 (b)	-	17.4
	6.94% due 2028	50.0	50.0
	0.504% variable rate due 2016 (a)	67.0	67.0
	0.504% variable rate due 2030 (a)	80.0	80.0
	Variable rate notes held by Wisconsin Electric	(147.0)	-
	6.20% due 2033	200.0	200.0
Junior Notes (unsecured)	6.25% due 2067	500.0	500.0
Obligations under capital leases		149.0	154.1
Unamortized discount, net and other		(27.3)	(27.0)
Long-term debt due currently		(295.7)	(61.8)
Total Long-Term Debt		3,875.8	4,074.7
Total Capitalization		$ 7,473.1	$ 7,442.0

(a) Variable interest rate as of December 31, 2009.
(b) Variable interest rate as of December 31, 2008.

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: Our consolidated financial statements include the accounts of Wisconsin Energy Corporation (Wisconsin Energy, the Company, our, we or us), a diversified holding company, as well as our subsidiaries in the following operating segments:

- ***Utility Energy Segment*** -- Consisting of Wisconsin Electric, Wisconsin Gas and Edison Sault; engaged primarily in the generation of electricity and the distribution of electricity and natural gas; and
- ***Non-Utility Energy Segment*** -- Consisting primarily of We Power; engaged principally in the design, development, construction and ownership of electric power generating facilities for long-term lease to Wisconsin Electric.

Our Corporate and Other segment primarily includes Wispark, which develops and invests in real estate. We have also eliminated all intercompany transactions and balances within this segment from the consolidated financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events: We have evaluated and determined that no material events took place after our balance sheet date of December 31, 2009 through our financial statement issuance date of February 26, 2010, except as disclosed in Note U.

Revenues: We recognize energy revenues on the accrual basis and include estimated amounts for services rendered but not billed.

Our retail electric rates in Wisconsin are established by the PSCW and include base amounts for fuel and purchased power costs. The electric fuel rules in Wisconsin allow us to request rate increases if fuel and purchased power costs exceed the band established by the PSCW. We are also required to reduce rates if fuel and purchased power costs fall below the band established by the PSCW.

Our retail gas rates include monthly adjustments which permit the recovery or refund of actual purchased gas costs. We defer any difference between actual gas costs incurred (adjusted for a sharing mechanism) and costs recovered through rates as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year.

For information regarding revenue recognition for PTF, see Note E.

Accounting for MISO Energy Transactions: The MISO Energy Markets operate under both day-ahead and real-time markets. We record energy transactions in the MISO Energy Markets on a net basis for each hour.

Other Income and Deductions, Net: We recorded the following items in Other Income and Deductions, net for the years ended December 31:

Other Income and Deductions, net	2009	2008	2007
	(Millions of Dollars)		
Carrying Costs	$ -	$ 0.8	$28.8
Gain on Property Sales	1.7	2.6	13.1
AFUDC - Equity	16.0	7.8	5.2
Other, net	10.7	5.8	1.8
Total Other Income and Deductions, net	$28.4	$17.0	$48.9

Property and Depreciation: We record property, plant and equipment at cost. Cost includes material, labor, overheads and capitalized interest. Utility property also includes AFUDC - Equity. Additions to and significant replacements of property are charged to property, plant and equipment at cost; minor items are charged to maintenance expense. The cost of depreciable utility property less salvage value is charged to accumulated depreciation when property is retired.

We had the following property in service by segment as of December 31:

Property In Service	2009	2008
	(Millions of Dollars)	
Utility Energy	$9,092.8	$8,878.0
Non-Utility Energy	1,111.6	959.4
Other	82.2	72.0
Total	$10,286.6	$9,909.4

Our utility depreciation rates are certified by the PSCW and MPSC and include estimates for salvage value and removal costs. Depreciation as a percent of average depreciable utility plant was 3.7% in 2009, 2008 and 2007.

For assets other than our regulated assets, we accrue depreciation expense at straight-line rates over the estimated useful lives of the assets. Estimated useful lives for non-regulated assets are 3 to 40 years for furniture and equipment, 2 to 5 years for software and 30 to 40 years for buildings.

Our regulated utilities collect in their rates amounts representing future removal costs for many assets that do not have an associated ARO. We record a regulatory liability on our balance sheet for the estimated amounts we have collected in rates for future removal costs less amounts we have spent in removal activities. This regulatory liability was $729.4 million as of December 31, 2009 and $693.5 million as of December 31, 2008.

We recorded the following CWIP by segment as of December 31:

CWIP	2009	2008
	(Millions of Dollars)	
Utility Energy	$386.7	$191.3
Non-Utility Energy	1,794.8	1,638.6
Other	4.1	-
Total	$2,185.6	$1,829.9

Allowance For Funds Used During Construction - Regulated: AFUDC is included in utility plant accounts and represents the cost of borrowed funds (AFUDC - Debt) used during plant construction, and a return on stockholders' capital (AFUDC - Equity) used for construction purposes. AFUDC - Debt is recorded as a reduction of interest expense, and AFUDC - Equity is recorded in Other Income and Deductions, net.

During 2009 and 2008, Wisconsin Electric accrued AFUDC at a rate of 9.09% as authorized by the PSCW. Consistent with the PSCW's 2008 rate order, Wisconsin Electric accrued AFUDC on 50% of all utility CWIP projects except the Oak Creek AQCS project which accrued AFUDC on 100% of CWIP. Wisconsin Electric's rates are set to provide a current return on CWIP that does not accrue AFUDC. During 2007, Wisconsin Electric accrued AFUDC at a rate of 8.94%, as authorized by the PSCW in a prior rate order. Based on the 2010 PSCW rate order, effective January 1, 2010 Wisconsin Electric is recording AFUDC on 100% of CWIP associated with the Oak Creek AQCS project, the Edgewater Unit 5 Selective Catalytic Reduction project, and the Glacier Hills Wind Park. Wisconsin Electric will record AFUDC on 50% of all other electric, gas, and steam utility CWIP. The AFUDC rate starting January 1, 2010 is 8.83%.

During 2009 and 2008, Wisconsin Gas accrued AFUDC at a rate of 10.80% on 50% of its CWIP as authorized by the PSCW in the 2008 rate order. Wisconsin Gas' rates are set to provide a current return on CWIP that does not accrue AFUDC. During 2007, Wisconsin Gas accrued AFUDC at a rate of 11.31%, as authorized by the PSCW in a prior rate order. Based on the 2010 PSCW rate order, effective January 1, 2010 Wisconsin Gas is recording AFUDC on 50% of all CWIP using an AFUDC rate of 9.05%.

Our regulated segment recorded the following AFUDC for the years ended December 31:

	2009	2008	2007
		(Millions of Dollars)	
AFUDC - Debt	$6.7	$3.3	$1.8
AFUDC - Equity	$16.0	$7.8	$5.2

Capitalized Interest and Carrying Costs - Non-Regulated Energy: As part of the construction of the power plants under our PTF program, we capitalize interest during construction. Under the lease agreements associated with our PTF power plants, we are able to collect from utility customers the carrying costs associated with the construction of these power plants. We defer these carrying costs collected on our balance sheet and they will be amortized to revenue once the asset is placed in service over the individual lease term. For further information on the accounting for capitalized interest and deferred carrying costs associated with the construction of our PTF power plants, see Note E.

Earnings per Common Share: We compute basic earnings per common share by dividing our net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential reduction in earnings per common share that could occur when potentially dilutive common shares are added to common shares outstanding.

We derive our potentially dilutive common shares by calculating the number of shares issuable relating to stock options utilizing the treasury stock method. The future issuance of shares underlying the outstanding stock options depends on whether the exercise prices of the stock options are less than the average market price of the common shares for the respective periods. Shares that are anti-dilutive are not included in the calculation.

Materials, Supplies and Inventories: Our inventory at December 31 consists of:

Materials, Supplies and Inventories	2009	2008
	(Millions of Dollars)	
Fossil Fuel	$181.1	$132.4
Natural Gas in Storage	93.3	113.3
Materials and Supplies	104.9	99.0
Total	$379.3	$344.7

Substantially all fossil fuel, materials and supplies and natural gas in storage inventories are recorded using the weighted-average cost method of accounting.

Regulatory Accounting: The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate making process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as assets on the balance sheet (regulatory assets) and recorded as expenses in the periods when those same amounts are reflected in rates. We defer regulatory assets pursuant to specific orders or by a generic order issued by our regulators. Additionally, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers (regulatory liabilities). We expect to recover our outstanding regulatory assets in rates over a period of no longer than 20 years. Regulatory assets and liabilities that are expected to be amortized within one year are recorded as current on the balance sheet. For further information, see Note C.

Asset Retirement Obligations: We record a liability for a legal ARO in the period in which it is incurred. When a new legal obligation is recorded, we capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. We accrete the liability to its present value each period and depreciate the capitalized cost over the useful life of the related asset. At the end of the asset's useful life, we settle the obligation for its recorded amount or incur a gain or loss. As it relates to our regulated operations, we apply regulatory accounting guidance and recognize regulatory assets or liabilities for the timing differences between when we recover legal AROs in rates and when we would recognize these costs. For further information, see Note F.

Derivative Financial Instruments: We have derivative physical and financial instruments which we report at fair value. For further information, see Note M.

Cash and Cash Equivalents: Cash and cash equivalents include marketable debt securities acquired three months or less from maturity.

Restricted Cash: Cash proceeds that we received from the sale of Point Beach that are to be used for the benefit of our customers are recorded as restricted cash. As of December 31, 2009, all restricted cash is classified as current.

Margin Accounts: Cash deposited in brokerage accounts for margin requirements is recorded in Other Current Assets on our Consolidated Balance Sheets.

Goodwill and Intangible Assets: We account for goodwill and other intangible assets following accounting guidance for intangibles and goodwill. As of December 31, 2009 and 2008, we had $441.9 million of goodwill recorded at the utility energy segment, which related to our acquisition of Wisconsin Gas in 2000.

Goodwill and other intangibles with indefinite lives are not subject to amortization. However, goodwill and other intangibles are subject to fair value-based rules for measuring impairment, and resulting write-downs, if any, are to be reflected in operating expense. We assess the fair value of our reporting unit by considering future discounted cash flows, a comparison of fair value based on public company trading multiples, and merger and acquisition transaction multiples for similar companies. This evaluation utilizes the information available under the circumstances, including reasonable and supportable assumptions and projections. We perform our annual impairment test for the reporting unit as of August 31. There was no impairment to the recorded goodwill balance as of our annual 2009 impairment test date for our reporting unit.

Impairment or Disposal of Long Lived Assets: We carry property, equipment and goodwill related to businesses held for sale at the lower of cost or estimated fair value less cost to sell. As of December 31, 2009, we had no assets classified as Held for Sale. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the use and eventual disposition of the asset based on the remaining useful life. An impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds the fair value of the asset. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the excess of the carrying amount of the asset in comparison to the fair value of the asset. For further information, see Note D.

Investments: We account for investments in other affiliated companies in which we do not maintain control using the equity method. As of December 31, 2009 and 2008, we had a total ownership interest of approximately 26.2% in ATC. We are represented by one out of ten ATC board members, each of whom has one vote. Due to the voting requirements, no individual member has more than 10% of the voting control. For further information regarding such investments, see Note R.

Income Taxes: We follow the liability method in accounting for income taxes. Accounting guidance for income taxes requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in our financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. We are required to assess the likelihood that our deferred tax assets would expire before being realized. We have established a valuation allowance against certain deferred tax assets. GAAP requires that, if we conclude in a future period that it is more likely than not that some or all of the deferred tax assets would be realized before expiration, we reverse the related valuation allowance in that period. Any change to the allowance, as a result of a change in judgment about the realization of deferred tax assets, is reported in income tax expense.

Investment tax credits associated with regulated operations are deferred and amortized over the life of the assets. We file a consolidated Federal income tax return. Accordingly, we allocate Federal current tax expense benefits and credits to our subsidiaries based on their separate tax computations. For further information, see Note H.

We recognize interest and penalties accrued related to unrecognized tax benefits in Income Taxes in our Consolidated Income Statements, as well as Regulatory Assets or Regulatory Liabilities in our Consolidated Balance Sheets.

We collect sales and use taxes from our customers and remit these taxes to governmental authorities. These taxes are recorded in our Consolidated Income Statements on a net basis.

Stock Options: We estimate the fair value of stock options using the binomial pricing model. We report unearned stock-based compensation associated with non-vested restricted stock and performance share awards activity within "other paid in capital" in our Consolidated Statements of Common Equity. We report excess tax benefits as a financing cash inflow. Historically, all stock options have been granted with an exercise price equal to the fair market value of the common stock on the date of grant and expire no later than 10 years from the grant date. For a discussion of the impacts to our Consolidated Financial Statements, see Note J.

The fair value of our stock options was calculated using a binomial option-pricing model using the following weighted average assumptions:

	2009	2008	2007
Risk free interest rate	0.3% - 2.5%	2.9% - 3.9%	4.7% - 5.1%
Dividend yield	3.0%	2.1%	2.2%
Expected volatility	25.9%	20.0%	13.0% - 20.0%
Expected life (years)	6.2	6.2	6.0
Expected forfeiture rate	2.0%	2.0%	2.0%
Pro forma weighted average fair value of our stock options granted	$8.01	$9.39	$8.72

B -- RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements: In September 2006, the FASB issued new accounting guidance relating to fair value measurements and also issued updated accounting guidance in 2008 and 2009. This guidance defines fair value, provides guidance for using fair value to measure assets and liabilities as well as a framework for measuring fair value, expands disclosures related to fair value measurements and was effective for financial statements issued for fiscal years beginning after November 15, 2007. This adoption did not have a significant financial impact on our financial condition, results of operations or cash flow. See Note N -- Fair Value Measurements for required disclosures.

Noncontrolling Interests in Consolidated Financial Statements: In December 2008, the FASB issued new accounting guidance relating to noncontrolling interests in consolidated financial statements. This guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and was effective for fiscal years beginning on or after December 15, 2008. We adopted these provisions effective January 1, 2009. This adoption did not have a material financial impact on our financial condition, results of operations or cash flows.

Disclosures about Derivative Instruments and Hedging Activities: In March 2008, the FASB issued new accounting guidance relating to derivative instruments and hedging activities. This guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements, and was effective for fiscal years beginning after November 15, 2008. We adopted these provisions effective January 1, 2009. This adoption did not have any financial impact on our financial condition, results of operations or cash flows. See Note M -- Derivative Instruments for required disclosures.

Subsequent Events: In May 2009, the FASB issued new accounting guidance relating to management's assessment of subsequent events. This guidance clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date through the date the financial statements are issued or are available to be issued, and was effective for interim and annual periods ending after June 15, 2009. We adopted these provisions effective June 30, 2009. This adoption had no financial impact on our financial condition, results of operations or cash flows.

Recognition and Presentation of Other-Than-Temporary Impairments: In April 2009, the FASB issued new accounting guidance that amended the other-than-temporary impairment guidance for debt securities to be more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. We adopted these provisions effective June 30, 2009. This adoption had no financial impact on our financial condition, results of operations or cash flows.

Amendments to Variable Interest Entity Consolidation Guidance: In June 2009, the FASB issued new accounting guidance related to variable interest entity consolidation. The purpose of this guidance is to improve financial reporting by enterprises with variable interest entities. The new guidance is effective for all new and existing variable interest entities for fiscal years beginning after November 15, 2009. We adopted these provisions on January 1, 2010. This adoption is not expected to have any impact on our financial condition, results of operations or cash flows.

Employers' Disclosures about Post-retirement Benefit Plan Assets: In December 2008, the FASB issued new accounting guidance for employer's disclosures about plan assets of defined benefit pension or other post-retirement plans. This new guidance resulted in expanded disclosures related to post-retirement benefit plan assets and was effective for fiscal years ending after December 15, 2009. We adopted these provisions on December 31, 2009. This adoption had no impact on our financial condition, results of operations or cash flows. See Note O -- Benefits for required disclosures.

C -- REGULATORY ASSETS AND LIABILITIES

Our primary regulator, the PSCW, considers our regulatory assets and liabilities in two categories, escrowed and deferred. In escrow accounting we expense amounts that are included in rates. If actual costs exceed, or are less than the amounts that are allowed in rates, the difference in cost is escrowed on the balance sheet as a regulatory asset or regulatory liability and the escrowed balance is considered in setting future rates. Under deferred cost accounting, we defer amounts to our balance sheet based upon orders or correspondence with our regulators. These deferred costs will be considered in future rate setting proceedings. As of December 31, 2009 and 2008, we had approximately $17.4 million and $28.2 million, respectively, of net regulatory assets that were not earning a return.

In December 2009, the PSCW issued a rate order effective January 1, 2010 that, among other things, reaffirmed our accounting for the regulatory assets and liabilities identified below. The rate order provided for the recovery over an eight year period of specific regulatory assets, the largest of which is the balance of the remaining deferred transmission costs. The order also specified that the deferred Point Beach gain would be passed on to customers as authorized in the prior rate case such that the final credits should essentially be issued by the end of 2010.

Our regulatory assets and liabilities as of December 31 consist of:

	2009	2008
	(Millions of Dollars)	
Regulatory Assets		
Deferred unrecognized pension costs	$561.9	$593.6
Escrowed electric transmission costs	157.8	199.0
Deferred unrecognized OPEB costs	122.1	107.7
Deferred income tax related	78.8	73.4
Deferred plant related -- capital lease	78.5	77.9
Deferred environmental costs	68.1	56.8
Deferred derivative amounts	19.1	84.4
Other, net	165.1	150.8
Total regulatory assets	$1,251.4	$1,343.6
Regulatory Liabilities		
Deferred cost of removal obligations	$729.4	$693.5
Deferred Point Beach related	202.4	431.5
Deferred income tax related	52.3	89.2
Other, net	125.4	181.0
Total regulatory liabilities	$1,109.5	$1,395.2

We have concluded that substantially all of the unrecognized costs resulting from the recognition of the funded status of our pension and OPEB plans qualify as a regulatory asset.

Our regulated subsidiaries record deferred regulatory assets and liabilities representing the future expected impact of deferred taxes on utility revenues, see Note A.

Consistent with a generic order from, and past rate-making practices of the PSCW, we defer as a regulatory asset, costs associated with the remediation of former manufactured gas plant sites. As of December 31, 2009, we have recorded $68.1 million of environmental costs associated with manufactured gas plant sites as a regulatory asset, including $15.9 million of deferrals for actual remediation costs incurred and a $52.2 million accrual for estimated future site remediation (see Note S). In addition, we have deferred $5.3 million of insurance recoveries associated with the environmental costs as regulatory liabilities. We amortize the deferred costs actually incurred and insurance recoveries over five years in accordance with rate-making treatment.

As of December 31, 2009, we have $28.7 million of escrowed bad debt costs. The PSCW authorized escrow accounting for residential bad debt costs for both Wisconsin Gas and Wisconsin Electric whereby they defer actual bad debt write-offs that exceed amounts allowed in rates.

D -- ASSET SALES, DIVESTITURES AND DISCONTINUED OPERATIONS

Edgewater Generating Unit 5: During the fourth quarter of 2009, we reached a contingent agreement to sell our 25% interest in Edgewater Generating Unit 5 to WPL, which will become binding if we are unable to reach an agreement with a third party to sell our interest. We are continuing to negotiate with a third party to sell our interest in this unit. The completion of any sale will be subject to approval by the PSCW.

Edison Sault: In October 2009, we announced that we had reached an agreement to sell Edison Sault to Cloverland Electric Cooperative for approximately $61.5 million for a nominal gain. We will retain the membership interest in ATC currently held by Edison Sault. The sale is contingent upon certain conditions, including the approval by regulatory bodies. If the conditions are satisfied, we expect the sale to be completed in 2010. For the year ended December 31, 2009, Edison Sault's operating revenues were $65.3 million.

Water Utility Operations: Effective April 30, 2009, we sold our water utility to the City of Mequon, Wisconsin for approximately $14.5 million. The assets and liabilities associated with our water utility, reclassified as held for sale within other current assets and liabilities on our Consolidated Balance Sheet as of December 31, 2008, were $14.4 million and $0.3 million, respectively. We also reclassified the water utility income as discontinued operations in the accompanying Consolidated Income Statements.

The following table summarizes the net impacts of the discontinued operations of the water utility on our earnings for the years ended December 31:

	2009	2008	2007
	(Millions of Dollars)		
Income from Continuing Operations	$377.2	$357.8	$335.7
Income from Discontinued water operations, net of tax	0.3	0.8	0.8
Income (Loss) from Discontinued other operations, net of tax (a)	4.9	0.5	(0.9)
Net Income	$382.4	$359.1	$335.6

(a) During 2009, we reduced the amount of unrecognized tax benefits by approximately $5.6 million due to the favorable resolution of an uncertain tax position.

Discontinued water operations had no material impact on the Consolidated Statement of Cash Flows for the years ended December 31, 2009, 2008 and 2007.

Point Beach: Prior to September 28, 2007, Wisconsin Electric owned two 518 MW electric generating units (Unit 1 and Unit 2) at Point Beach in Two Rivers, Wisconsin. On September 28, 2007, Wisconsin Electric sold Point Beach to an affiliate of FPL for approximately $924 million. Pursuant to the terms of the sale agreement, the buyer purchased Point Beach, its nuclear fuel and associated inventories and assumed the obligation to decommission the plant. Wisconsin Electric retained approximately $506 million of the sales proceeds, which represents the net book value of the assets sold and certain transaction costs. In addition, Wisconsin Electric deferred the net gain on the sale of approximately $418 million as a regulatory liability and deposited those proceeds into a restricted cash account. In connection with the sale, Wisconsin Electric also transferred $390 million of decommissioning funds to the buyer. Wisconsin Electric then liquidated the balance of the decommissioning trust assets and retained approximately $552 million of that cash. This cash was also placed into the restricted cash account. We are using the cash in the restricted cash account, and the interest earned on the balance, for the benefit of our customers and to pay certain taxes.

As of December 31, 2009, we have given approximately $577.8 million in bill credits to our Wisconsin and Michigan retail customers and issued a refund of approximately $62.5 million to wholesale customers in a one-time FERC-approved settlement. In addition, pursuant to the January 2008 PSCW rate order, during the first quarter of 2008, we used $85.0 million of restricted cash proceeds to recover $85.0 million of regulatory assets.

A long-term power purchase agreement with the buyer became effective upon closing of the sale. Pursuant to this agreement, Wisconsin Electric is purchasing all of the energy produced by Point Beach. The power purchase agreement extends through 2030 for Unit 1 and 2033 for Unit 2. Based on the agreement, we will be paying a predetermined price per MWh for energy delivered. Under the agreement, if our credit rating and the credit rating of Wisconsin Electric from either S&P or Moody's fall below investment grade, or if the holders of any indebtedness in excess of $100.0 million accelerate or have the right to accelerate the maturity of such indebtedness as a result of a default, we would need to provide collateral in the amount of $100.0 million (escalating at 3% per year commencing in 2024). For further information regarding our former nuclear operations, see Note I.

E -- ACCOUNTING AND REPORTING FOR POWER THE FUTURE GENERATING UNITS

Background: As part of our PTF strategy, our non-utility subsidiary, We Power, has built three new generating units (PWGS 1, PWGS 2 and OC 1) and is in the process of building another new generating unit, OC 2, which are being/will be leased to our utility subsidiary, Wisconsin Electric, under long-term leases that have been approved by the PSCW. The leases are designed to recover the capital costs of the plant including a return. PWGS 1 was placed in service in July 2005, PWGS 2 was placed in service in May 2008 and OC 1 was placed in service on February 2, 2010. The accompanying consolidated financial statements eliminate all intercompany transactions between We Power and Wisconsin Electric and reflect the cash inflows from Wisconsin Electric customers and the cash outflows to our vendors and suppliers.

The Oak Creek expansion includes common projects that will benefit the existing units at this site as well as the new units. These projects include a coal handling facility and a water intake system, which were placed into service in November 2007 and January 2009, respectively.

During Construction: Under the terms of each lease, we collect in current rates amounts representing our pre-tax cost of capital (debt and equity) associated with capital expenditures for our PTF units. Our pre-tax cost of capital is approximately 14%. The carrying costs that we collect in rates are recorded as deferred revenue and will be amortized to revenue over the term of each lease once the respective unit is placed into service. During the construction of our PTF units, we capitalize interest costs at an overall weighted-average pre-tax cost of interest which was approximately 5% for the year ended December 31, 2009 and approximately 6% in 2008. Capitalized interest is included in the total cost of the PTF units shown below.

Cash Flows: The following table identifies key pre-tax cash outflows and inflows related to the construction of our PTF units for the years ended December 31:

	2009	2008	2007
		(Millions of Dollars)	
Capital Expenditures	$248.2	$526.4	$665.6
Capitalized Interest	$71.8	$83.3	$71.4
Deferred Revenue	$201.7	$203.2	$164.5

Balance Sheet: As noted above, we collect in current rates carrying costs that are calculated based on the cash expenditures included in CWIP multiplied by our pre-tax cost of capital. The carrying costs are recorded as deferred revenue and included in long-term liabilities. Our total CWIP balance includes cash expenditures, capitalized interest and accruals. The following table identifies key amounts related to our PTF units that are recorded on our balance sheet as of December 31:

	2009	2008
	(Millions of Dollars)	
CWIP - Cash Expenditures	$1,575.8	$1,473.7
Total CWIP	$1,792.2	$1,636.8
Net Plant in Service	$1,010.7	$887.0
Deferred Revenue	$739.1	$545.4

Income Statement: Once the PTF units are placed in service, we expect to recover in rates the lease costs which reflect the authorized cash construction costs of the units plus a return on the investment. The authorized cash costs are established by the PSCW. The authorized cash costs exclude capitalized interest since carrying costs are recovered during the construction of the units. The lease payments are expected to be levelized, except that OC 1 and OC 2 will be recovered on a levelized basis that has a one time 10.6% escalation after the first five years of the leases. The leases established a set return on equity component of 12.7% after tax. The interest component of the return is determined up to 180 days prior to the date that the units are placed in service.

We recognize revenues related to the lease payments that are included in our rates. In addition, our revenues include the amortization of the deferred revenues that reflect the carrying costs that are collected during construction. The deferred revenue is amortized over the lease term. Once the plants are placed in service, the combination of the lease payments and the amortization of the deferred revenue will result in a levelized annual revenue stream over the lease term. We depreciate the units on a straight line basis over their expected service life.

PWGS 1 and PWGS 2 were placed in service in July 2005 and May 2008, respectively. PWGS 1 had a cost of approximately $364.3 million, including approximately $31.1 million of capitalized interest and PWGS 2 had a cost of $366.0 million, including approximately $34.0 million of capitalized interest. Each asset is being depreciated over their estimated useful life of 37 years. The cost of the plant, plus a return on the investment, is expected to be recovered through Wisconsin Electric's rates over a 25 year period. Annual revenues for PWGS 1 and PWGS 2 are approximately $50.9 million and $52.2 million, respectively.

In November 2007, the coal handling system for Oak Creek was placed in service. This asset had a cost of approximately $199.1 million (including capitalized interest) and is being depreciated over its estimated useful life of 40 years. The cost of the system, plus a return on the investment, is expected to be recovered through Wisconsin Electric's rates over a 32 year period at an annual amount of approximately $24 million. In January 2009, the new water intake system that serves both the existing units at Oak Creek and OC 1 and OC 2 was placed in service. This asset had a cost of approximately $132.6 million (including capitalized interest) and is being depreciated over its estimated useful life of 40 years. The cost of the system, plus a return on investment, is expected to be recovered through Wisconsin Electric's rates over a 31 year period at an annual amount of approximately $16 million.

F -- ASSET RETIREMENT OBLIGATIONS

The following table presents the change in our AROs during 2009:

	Balance at 12/31/08	Liabilities Incurred	Liabilities Settled	Accretion	Cash Flow Revisions	Balance at 12/31/09
			(Millions of Dollars)			
AROs	$57.3	$ -	($2.6)	$3.2	$ -	$57.9

G -- VARIABLE INTEREST ENTITIES

The primary beneficiary of a variable interest entity must consolidate the related assets and liabilities. Certain disclosures are required by sponsors, significant interest holders in variable interest entities and potential variable interest entities.

We assess our relationships with potential variable interest entities such as our coal suppliers, natural gas suppliers, coal and gas transporters, and other counterparties in power purchase agreements and joint ventures. In making this assessment, we consider the potential that our contracts or other arrangements provide subordinated financial support, the potential for us to absorb losses or rights to residual returns of the entity, the ability to directly or indirectly make decisions about the entities' activities and other factors.

We have identified two tolling and purchased power agreements with third parties but have been unable to determine if we are the primary beneficiary of these two variable interest entities. The requested information required to make this determination has not been supplied. As a result, we do not consolidate these entities. We account for one of these contracts as a capital lease and the other contract as an operating lease. We have approximately $417.9 million of required payments over the remaining terms of these two agreements, which expire over the next 13 years. We believe the required payments or any replacement power purchased will continue to be recoverable in rates. Total capacity and lease payments under these contracts for the periods ended December 31, 2009, 2008 and 2007 were $62.2 million, $66.4 million and $70.4 million respectively.

H -- INCOME TAXES

The following table is a summary of income tax expense for each of the years ended December 31:

Income Taxes	2009	2008	2007
	(Millions of Dollars)		
Current tax expense (benefit)	$29.9	($80.2)	$300.0
Deferred income taxes, net	191.2	303.0	(79.9)
Investment tax credit, net	(3.8)	(6.3)	(4.2)
Total Income Tax Expense	$217.3	$216.5	$215.9

The provision for income taxes for each of the years ended December 31 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before income taxes as a result of the following:

Income Tax Expense	2009 Amount	2009 Effective Tax Rate	2008 Amount	2008 Effective Tax Rate	2007 Amount	2007 Effective Tax Rate
			(Millions of Dollars)			
Expected tax at statutory federal tax rates	$208.1	35.0%	$201.0	35.0%	$193.0	35.0%
State income taxes net of federal tax benefit	32.5	5.5%	30.1	5.2%	26.9	4.9%
Production tax credits - wind	(7.1)	(1.2%)	(4.8)	(0.8%)	(0.1)	-%
Domestic production activities deduction	(8.3)	(1.4%)	(8.0)	(1.4%)	-	- %
Investment tax credit restored	(3.8)	(0.6%)	(6.3)	(1.1%)	(4.2)	(0.8%)
Other, net	(4.1)	(0.7%)	4.5	0.8%	0.3	- %
Total Income Tax Expense	$217.3	36.6 %	$216.5	37.7%	$215.9	39.1%

The components of deferred income taxes classified as net current assets and net long-term liabilities as of December 31 are as follows:

Deferred Tax Assets	2009	2008
	(Millions of Dollars)	
Current		
Deferred Gain	$21.3	$37.0
Employee benefits and compensation	14.2	14.9
Other	12.4	12.8
Total Current Deferred Tax Assets	$47.9	$64.7
Non-current		
Deferred revenues	270.8	$204.6
Construction advances	115.5	109.6
Employee benefits and compensation	105.8	95.1
Property-related	32.5	52.9
Deferred gain	-	27.2
Emission allowances	4.0	13.0
State NOL's	1.7	3.9
Other	11.7	20.5
Total Non-current Deferred Tax Assets	$542.0	$526.8
Total Deferred Tax Assets	$589.9	$591.5

Deferred Tax Liabilities	2009	2008
	(Millions of Dollars)	
Current		
Prepaid items	$47.3	$45.2
Total Current Deferred Tax Liabilities	$47.3	$45.2
Non-current		
Property-related	$1,174.9	$986.1
Employee benefits and compensation	171.8	169.9
Deferred transmission costs	63.2	76.4
Investment in transmission affiliate	91.7	59.5
Other	58.3	48.9
Total Non-current Deferred Tax Liabilities	$1,559.9	$1,340.8
Total Deferred Tax Liabilities	$1,607.2	$1,386.0

Consolidated Balance Sheet Presentation	2009	2008
Current Deferred Tax Asset	$0.6	$19.5
Non-current Deferred Tax Liability	$1,017.9	$814.0

Consistent with ratemaking treatment, deferred taxes are offset in the above table for temporary differences which have related regulatory assets or liabilities.

As of December 31, 2009 and 2008, we had recorded $3.1 million and $3.2 million, respectively, of valuation allowances primarily related to the uncertainty of our ability to benefit from state loss carryforwards in the future. Portions of these state loss carryforwards began expiring in 2008.

On January 1, 2007, we adopted accounting guidance related to uncertainty in income taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008
	(Millions of Dollars)	
Balance, January 1	$37.0	$33.2
Additions based on tax positions related to the current year	1.4	-
Additions for tax positions of prior years	4.8	5.6
Reductions for tax positions of prior years	(7.1)	(0.6)
Reductions due to statute of limitations	(0.2)	(1.2)
Settlements during the period	(0.5)	-
Balance, December 31	$35.4	$37.0

The amount of unrecognized tax benefits as of December 31, 2009 and 2008 excludes deferred tax assets related to uncertainty in income taxes of $15.8 million and $13.2 million, respectively. As of December 31, 2009 and 2008, the net amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate for continuing operations was approximately $9.1 million and $9.3 million, respectively.

We recognize interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2009, 2008 and 2007, we recognized approximately $2.0 million, $3.3 million and $3.0 million, respectively, of accrued interest in the Consolidated Income Statements. For the years ended December 31, 2009, 2008 and 2007, we recognized no penalties in the Consolidated Income Statements. As of December 31, 2009 and 2008, we had approximately $9.1 million and $9.0 million of interest accrued and approximately $0.3 million and $0.9 million of penalties accrued on the Consolidated Balance Sheets as of December 31, 2009 and 2008, respectively.

We do not anticipate any significant increases or decreases in the total amounts of unrecognized tax benefits within the next 12 months.

Our primary tax jurisdictions include Federal and the state of Wisconsin. Currently, the tax years of 2004 through 2009 are subject to Federal and Wisconsin examination.

I -- NUCLEAR OPERATIONS

The sale of Point Beach was completed on September 28, 2007.

Nuclear Decommissioning: We recorded decommissioning expense in amounts equal to the amounts collected in rates and funded to the external trusts. Nuclear decommissioning costs were accrued over the expected service lives of the nuclear generating units and were included in electric rates. The decommissioning funding was $11.2 million through September 2007. We liquidated our decommissioning trust assets as part of the sale of Point Beach.

J -- COMMON EQUITY

As of December 31, 2009 and 2008, we had 325,000,000 shares of common stock authorized under our charter, of which 116,908,346 and 116,917,790 common shares, respectively, were outstanding. All share-based compensation is currently fulfilled by purchases on the open market by our independent agents and do not dilute shareholders' ownership.

Share-Based Compensation Plans: We have a plan that was approved by stockholders that enables us to provide a long-term incentive through equity interests in Wisconsin Energy to outside directors, selected officers and key employees of the Company. The plan provides for the granting of stock options, stock appreciation rights, restricted stock awards and performance shares. Awards may be paid in common stock, cash or a combination thereof. We utilize the straight-line attribution method for recognizing share-based compensation expense. Accordingly, for employee awards, equity classified share-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense over the requisite service period. There were no modifications to the terms of outstanding stock options during the period.

The following table summarizes recorded pre-tax share-based compensation expense and the related tax benefit for share-based awards made to our employees and directors as of December 31:

	2009	2008	2007
	(Millions of Dollars)		
Stock options	$10.8	$12.2	$12.2
Performance units	14.0	9.5	5.4
Restricted stock	1.0	1.1	1.2
Share-based compensation expense	$25.8	$22.8	$ 18.8
Related Tax Benefit	$10.3	$ 9.1	$ 7.6

Stock Options: The exercise price of a stock option under the plan is to be no less than 100% of the common stock's fair market value on the grant date and options may not be exercised within six months of the grant date except in the event of a change in control. Option grants consist of non-qualified stock options and vest on a cliff-basis after a three year period. Options expire no later than ten years from the date of grant. For further information regarding stock-based compensation and the valuation of our stock options, see Note A.

Stock options to purchase 2,718,965 shares of common stock, with prices ranging from $47.76 to $48.04 per share were outstanding during 2009, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

The following is a summary of our stock option activity during 2009:

Stock Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Millions)
Outstanding as of January 1, 2009	8,543,564	$36.97		
Granted	1,216,625	$42.22		
Exercised	(665,514)	$25.67		
Forfeited	(7,360)	$46.09		
Outstanding as of December 31, 2009	9,087,315	$38.49	5.9	$103.0
Exercisable as of December 31, 2009	5,422,215	$33.39	4.5	$89.1

We expect that substantially all of the outstanding options as of December 31, 2009 will be exercised.

In January 2010, the Compensation Committee awarded 274,750 non-qualified stock options with an exercise price of $49.84 to our officers and key executives under its normal schedule of awarding long-term incentive compensation.

The intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $12.0 million, $10.2 million and $30.0 million, respectively. Cash received from options exercised during the years ended December 31, 2009, 2008 and 2007 was $17.0 million, $11.6 million and $36.1 million, respectively. The actual tax benefit realized for the tax deductions from option exercises for the same periods was approximately $4.8 million, $3.5 million and $11.2 million, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2009:

	Options Outstanding			Options Exercisable		
		Weighted-Average			Weighted-Average	
Range of Exercise Prices	Number of Options	Exercise Price	Remaining Contractual Life (Years)	Number of Options	Exercise Price	Remaining Contractual Life (Years)
$19.62 to $31.07	1,548,528	$25.64	2.8	1,548,528	$25.64	2.8
$33.44 to $39.48	3,593,532	$35.65	5.0	3,593,532	$35.65	5.0
$42.22 to $48.04	3,945,255	$46.13	8.0	280,155	$47.33	7.2
	9,087,315	$38.49	5.9	5,422,215	$33.39	4.5

The following table summarizes information about our non-vested options during 2009:

Non-Vested Stock Options	Number Of Options	Weighted-Average Fair Value
Non-Vested as of January 1, 2009	3,598,379	$8.81
Granted	1,216,625	$8.01
Vested	(1,142,544)	$7.59
Forfeited	(7,360)	$8.73
Non-Vested as of December 31, 2009	3,665,100	$8.73

As of December 31, 2009, total compensation costs related to non-vested stock options not yet recognized was approximately $7.4 million, which is expected to be recognized over the next 16 months on a weighted-average basis.

Restricted Shares: The Compensation Committee has also approved restricted stock grants to certain key employees and directors. The following restricted stock activity occurred during 2009:

Restricted Shares	Number of Shares	Weighted-Average Market Price
Outstanding as of January 1, 2009	116,373	
Granted	14,216	$42.11
Released / Forfeited	(30,940)	$34.84
Outstanding as of December 31, 2009	99,649	

Recipients of previously issued restricted shares have the right to vote the shares and receive dividends, and the shares have vesting periods ranging up to 10 years.

In January 2010, the Compensation Committee awarded 46,740 restricted shares to our directors, officers and other key employees as part of the long-term incentive program. These awards have a three-year vesting period, with one-third of the award vesting on each anniversary of the grant date. During the vesting period, restricted share recipients also have voting rights and are entitled to dividends in the same manner as other shareholders.

We record the market value of the restricted stock awards on the date of grant and then we charge their value to expense over the vesting period of the awards. The intrinsic value of restricted stock vesting was $0.9 million, $2.1 million and $2.9 million for the years ended December 31, 2009, 2008, and 2007, respectively. The actual tax benefit realized for the tax deductions from released restricted shares for the same years was $0.3 million, $0.5 million and $1.1 million, respectively.

As of December 31, 2009, total compensation cost related to restricted stock not yet recognized was approximately $1.3 million, which is expected to be recognized over the next 29 months on a weighted-average basis.

Performance Units: In January 2009, 2008 and 2007, the Compensation Committee awarded 333,220, 133,855 and 136,905 performance units, respectively, to officers and other key employees under the Wisconsin Energy Performance Unit Plan. Under the grants, the ultimate number of units which will be awarded is dependent upon the achievement of certain financial performance of our stock over a three-year period. Under the terms of the award, participants may earn between 0% and 175% of the base performance award. All grants are settled in cash. We are accruing compensation costs over the three-year performance period based on our estimate of the final expected value of the award. Performance units earned as of December 31, 2009, 2008 and 2007 had a total intrinsic value of $9.8 million, $8.4 million and $5.2 million, respectively. The awards were subsequently distributed to our officers and key employees in January 2010, 2009 and 2008. The actual tax benefit realized for the tax deductions from the distribution of performance units was approximately $3.4 million, $3.1 million and $1.8 million, respectively.

In January 2010, the Compensation Committee awarded 277,915 performance units to our officers and other key employees under its normal schedule of awarding long-term incentive compensation.

As of December 31, 2009, total compensation cost related to performance units not yet recognized was approximately $14.4 million, which is expected to be recognized over the next 22 months on a weighted-average basis.

Common Stock Activity: We do not expect to issue new shares under our various employee benefit plans and our dividend reinvestment and share purchase plan; rather, we instruct independent plan agents to purchase the shares in the open market. In that regard, no new shares of common stock were issued in 2009, 2008 or 2007.

During 2009, 2008 and 2007, our plan agents purchased 0.7 million shares at a cost of $29.6 million, 0.5 million shares at a cost of $23.0 million and 1.4 million shares at a cost of $67.8 million, respectively, to fulfill exercised stock options and restricted stock awards. In 2009, 2008 and 2007, we received proceeds of $17.0 million, $11.6 million and $36.1 million, respectively, related to the exercise of stock options.

Restrictions: Wisconsin Energy's ability to pay common dividends depends on the availability of funds received from our principal utility subsidiaries, Wisconsin Electric and Wisconsin Gas. During 2009, Wisconsin Electric and Wisconsin Gas collectively provided Wisconsin Energy with $212.6 million of dividends. In the future, as the new PTF plants continue to be placed in service, we expect that We Power will also provide funds for Wisconsin Energy to pay dividends.

Various financing arrangements and regulatory requirements impose certain restrictions on the ability of our subsidiaries to transfer funds to Wisconsin Energy in the form of cash dividends, loans or advances. In addition, under Wisconsin law, Wisconsin Electric and Wisconsin Gas are prohibited from loaning funds, either directly or indirectly, to Wisconsin Energy.

The January 2010 PSCW rate order requires Wisconsin Electric and Wisconsin Gas to maintain capital structures that differ from GAAP as they reflect regulatory adjustments. Wisconsin Electric is required to maintain a common equity ratio range of between 48.5% and 53.5%, and Wisconsin Gas is required to maintain a capital structure which has a common equity range of between 45.0% and 50.0%. Wisconsin Electric and Wisconsin Gas must obtain PSCW approval if they pay dividends above the test year levels that would cause either company to fall below the authorized levels of common equity.

Wisconsin Electric may not pay common dividends to Wisconsin Energy under Wisconsin Electric's Restated Articles of Incorporation if any dividends on Wisconsin Electric's outstanding preferred stock have not been paid. In addition, pursuant to the terms of Wisconsin Electric's 3.60% Serial Preferred Stock, Wisconsin Electric's ability to declare common dividends would be limited to 75% or 50% of net income during a twelve month period if Wisconsin Electric's common stock equity to total capitalization, as defined in the preferred stock designation, is less than 25% and 20%, respectively.

We have the option to defer interest payments on the Junior Notes, from time to time, for one or more periods of up to 10 consecutive years per period. During any period in which we defer interest payments, we may not declare or pay any dividends or distributions on, or redeem, repurchase or acquire, our common stock.

As of December 31, 2009, the restricted net assets of consolidated and unconsolidated subsidiaries and our equity in undistributed earnings of 50% or less owned investees accounted for by the equity method total approximately $3.0 billion. This amount exceeds 25% of our consolidated net assets as of December 31, 2009.

See Note L for discussion of certain financial covenants related to the bank back-up credit facilities of Wisconsin Energy, Wisconsin Electric and Wisconsin Gas.

We do not believe that these restrictions will materially affect our operations or limit any dividend payments in the foreseeable future.

K -- LONG-TERM DEBT

Debentures and Notes: As of December 31, 2009, the maturities and sinking fund requirements of our long-term debt outstanding (excluding obligations under capital leases) were as follows:

	(Millions of Dollars)
2010	$288.6
2011	457.5
2012	7.9
2013	383.3
2014	308.7
Thereafter	2,603.8
Total	$4,049.8

We amortize debt premiums, discounts and debt issuance costs over the lives of the debt and we include the costs in interest expense.

During 2009, we issued $261.5 million of long-term debt, including $250 million of debentures under an existing shelf registration statement filed by Wisconsin Electric with the SEC in August 2007. The net proceeds were used to repay short-term debt and for other general corporate purposes.

Wisconsin Electric is the obligor under two series of tax-exempt pollution control refunding bonds in outstanding principal amount of $147 million. In August 2009, Wisconsin Electric terminated letters of credit that provided credit and liquidity support for the bonds, which resulted in a mandatory tender of the bonds. Wisconsin Electric purchased the bonds at par plus accrued interest to the date of purchase. As of December 31, 2009, the repurchased bonds were still outstanding, but were reported as a reduction in our consolidated long-term debt because they are held by Wisconsin Electric. Depending on market conditions and other factors, Wisconsin Electric may change the method used to determine the interest rate on the bonds and have them remarketed to third parties.

During 2008, our subsidiaries issued $706 million of long-term debt, including $550 million of debentures issued by Wisconsin Electric. Of the total amount issued during 2008, $156 million was issued by PWGS and is secured by a collateral assignment of the leases between PWGS and Wisconsin Electric related to PWGS 2. The net proceeds were used to repay short-term debt.

In addition, in December 2008, Wisconsin Energy borrowed $260 million under an 18-month credit facility and used such amount to repay short-term debt. Similar to Wisconsin Energy's bank back-up credit facility, this agreement requires us to maintain, subject to certain exclusions, a minimum funded debt to capitalization ratio of less than 70%, and also contains customary covenants, including certain limitations on our ability to sell assets. The credit facility also contains customary events of default. In addition, Wisconsin Energy must ensure that certain of its subsidiaries comply with many of the covenants contained therein. As of December 31, 2009, Wisconsin Energy was in compliance with all covenants under the credit agreement.

During December 2008, Wisconsin Energy retired $350.8 million of long-term debt through the issuance of short-term debt.

In connection with our outstanding Junior Notes, we executed the RCC for the benefit of persons that buy, hold or sell a specified series of long-term indebtedness (covered debt). Our 6.20% Senior Notes due April 1, 2033 have been initially designated as the covered debt under the RCC. The RCC provides that we may not redeem, defease or purchase and our subsidiaries may not purchase any Junior Notes on or before May 15, 2037, unless, subject to certain limitations described in the RCC, during the 180 days prior to the date of redemption, defeasance or purchase, we have received a specified amount of proceeds from the sale of qualifying securities.

Obligations Under Capital Leases: In 1997, Wisconsin Electric entered into a 25-year power purchase contract with an unaffiliated independent power producer. The contract, for 236 MW of firm capacity from a gas-fired cogeneration facility, includes no minimum energy requirements. When the contract expires in 2022, Wisconsin Electric may, at its option and with proper notice, renew for another ten years or purchase the generating facility at fair value or allow the contract to expire. We account for this contract as a capital lease and recorded the leased facility and corresponding obligation under the capital lease at the estimated fair value of the plant's electric generating facilities. We are amortizing the leased facility on a straight-line basis over the original 25-year term of the contract.

We treat the long-term power purchase contract as an operating lease for rate-making purposes and we record our minimum lease payments as purchased power expense on the Consolidated Income Statements. We paid a total of $29.1 million and $28.1 million in lease payments during 2009 and 2008, respectively. We record the difference between the minimum lease payments and the sum of imputed interest and amortization costs calculated under capital lease accounting as a deferred regulatory asset on our Consolidated Balance Sheets (see Regulatory Assets - Deferred plant related -- capital lease in Note C). Due to the timing and the amounts of the minimum lease payments, the regulatory asset increased to approximately $78.5 million during 2009, at which time the regulatory asset began to be reduced to zero over the remaining life of the contract. The total obligation under the capital lease was $149.0 million at December 31, 2009, and will decrease to zero over the remaining life of the contract.

Following is a summary of our capitalized leased facilities as of December 31:

Capital Lease Assets	2009	2008
	(Millions of Dollars)	
Leased Facilities		
Long-term power purchase commitment	$140.3	$140.3
Accumulated amortization	(69.8)	(64.1)
Total Leased Facilities	$70.5	$76.2

Future minimum lease payments under our capital lease and the present value of our net minimum lease payments as of December 31, 2009 are as follows:

	(Millions of Dollars)
2010	$36.2
2010	37.5
2011	38.9
2012	40.4
2013	41.9
Thereafter	174.0
Total Minimum Lease Payments	368.9
Less: Estimated Executory Costs	(87.2)
Net Minimum Lease Payments	281.7
Less: Interest	(132.7)
Present Value of Net Minimum Lease Payments	149.0
Less: Due Currently	(7.1)
	$141.9

L -- SHORT-TERM DEBT

Short-term notes payable balances and their corresponding weighted-average interest rates as of December 31 consist of:

	2009		2008	
Short-Term Debt	Balance	Interest Rate	Balance	Interest Rate
	(Millions of Dollars, except for percentages)			
Commercial paper	$820.9	0.28%	$602.3	4.01%

In addition, as of December 31, 2009, Wispark had a $4.2 million note payable that matured in January 2010.

The following information relates to commercial paper for the years ended December 31:

	2009	2008
	(Millions of Dollars, except for percentages)	
Maximum Short-Term Debt Outstanding	$1,058.8	$1,114.7
Average Short-Term Debt Outstanding	$819.6	$875.1
Weighted-Average Interest Rate	0.57 %	3.26%

Wisconsin Energy, Wisconsin Electric and Wisconsin Gas have entered into various bank back-up credit facilities to maintain short-term credit liquidity which, among other terms, require the companies to maintain, subject to certain exclusions, a minimum total funded debt to capitalization ratio of less than 70%, 65% and 65%, respectively.

An affiliate of Lehman Brothers Holdings, which filed for bankruptcy in September 2008, provided approximately $80 million of commitments under our bank back-up facilities on a consolidated basis. As of December 31, 2009, excluding Lehman's commitments, we had approximately $1.6 billion of available undrawn lines under our bank back-up credit facilities on a consolidated basis. As of December 31, 2009, we had approximately $820.9 million of commercial paper outstanding on a consolidated basis that was supported by the available lines of credit. Wisconsin Electric's and Wisconsin Gas' bank back-up credit facilities expire in March 2011 and Wisconsin Energy's expires in April 2011, but may be renewed for two one-year extensions, subject to lender approval.

The Wisconsin Energy, Wisconsin Electric and Wisconsin Gas bank back-up credit facilities contain customary covenants, including certain limitations on the respective companies' ability to sell assets. The credit facilities also contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy proceedings, certain judgments, ERISA defaults and change of control. In addition, pursuant to the terms of Wisconsin Energy's credit agreement, Wisconsin Energy must ensure that certain of its subsidiaries comply with many of the covenants contained therein.

As of December 31, 2009, we were in compliance with all covenants.

M -- DERIVATIVE INSTRUMENTS

We utilize derivatives as part of our risk management program to manage the volatility and costs of purchased power, generation and natural gas purchases for the benefit of our customers and shareholders. Our approach is non-speculative and designed to mitigate risk and protect against price volatility. Regulated hedging programs require prior approval by the PSCW.

We record derivative instruments on the balance sheet as an asset or liability measured at its fair value, and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met or we receive regulatory treatment for the derivative. For most energy related physical and financial contracts in our regulated operations that qualify as derivatives, the PSCW allows the effects of the fair market value accounting to be offset to regulatory assets and liabilities. We do not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivatives executed with the same counterparty under the same master netting arrangement. As of December 31, 2009, we recognized $19.1 million in regulatory assets and $10.3 million in regulatory liabilities related to derivatives in comparison to $84.4 million in regulatory assets and $11.9 million in regulatory liabilities as of December 31, 2008.

We record our current derivative assets on the balance sheet in Prepayments and other current assets and the current portion of the liabilities in Other current liabilities. The long-term portion of our derivative assets of $0.8 million is recorded in Other deferred charges and other assets and the long-term portion of our derivative liabilities of $5.3 million is recorded in Other deferred credits and other liabilities. Our Consolidated Balance Sheet as of December 31, 2009 includes:

	Derivative Asset	Derivative Liability
	(Millions of Dollars)	
Natural Gas	$2.2	$9.3
Fuel Oil	0.6	-
FTRs	5.9	-
Coal	2.1	-
Total	$10.8	$9.3

Our Consolidated Income Statements include gains (losses) on derivative instruments used in our risk management strategies for those commodities supporting our electric operations and natural gas sold to our customers. Our estimated notional volumes and gain (losses) for the year ended December 31, 2009 were as follows:

	Volume	Gains (Losses) (Millions of Dollars)
Natural Gas	87.8 million Dth	($97.9)
Energy	23,520.0 MWh	(0.5)
Fuel Oil	6.8 million gallons	(2.5)
FTRs	27,561.8 MW	13.3
Total		($87.6)

As of December 31, 2009, we have posted collateral of $9.3 million in our margin accounts.

For the years ended December 31, 2009, 2008 and 2007, we reclassified $0.4 million, $0.4 million and $0.3 million, respectively, in treasury lock agreement settlement payments deferred in Accumulated Other Comprehensive Income, as an increase to Interest Expense. We estimate that during the next 12 months, $0.4 million will be reclassified from Accumulated Other Comprehensive Income as a reduction in earnings.

N -- FAIR VALUE MEASUREMENTS

Fair value measurements require enhanced disclosures about assets and liabilities that are measured and reported at fair value and establish a hierarchal disclosure framework which prioritizes and ranks the level of observable inputs used in measuring fair value.

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We primarily apply the market approach for recurring fair value measurements and attempt to utilize the best available information. Accordingly, we also utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. We are able to classify fair value balances based on the observability of those inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

> Level 1 -- Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Instruments in this category consist of financial instruments such as exchange-traded derivatives, cash equivalents and restricted cash investments.
>
> Level 2 -- Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Instruments in this category include non-exchange-traded derivatives such as OTC forwards and options.
>
> Level 3 -- Pricing inputs include significant inputs that are generally less observable from objective sources. The inputs in the determination of fair value require significant management judgment or estimation. At each balance sheet date, we perform an analysis of all instruments subject to fair value reporting and include in Level 3 all instruments whose fair value is based on significant unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The following table summarizes our financial assets and liabilities by level within the fair value hierarchy:

Recurring Fair Value Measures	As of December 31, 2009			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Assets:				
Restricted Cash	$194.5	$ -	$ -	$194.5
Derivatives	0.7	4.2	5.9	10.8
Total	$195.2	$4.2	$5.9	$205.3
Liabilities:				
Derivatives	$4.5	$4.8	$ -	$9.3
Total	$4.5	$4.8	$ -	$9.3

Recurring Fair Value Measures	As of December 31, 2008			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Assets:				
Cash Equivalents	$9.1	$ -	$ -	$9.1
Restricted Cash	386.5	-	-	386.5
Derivatives	-	4.2	8.8	13.0
Total	$395.6	$4.2	$8.8	$408.6
Liabilities:				
Derivatives	$38.9	$32.1	$ -	$71.0
Total	$38.9	$32.1	$ -	$71.0

Cash Equivalents consist of certificates of deposit and money market funds. Restricted cash consists of certificates of deposit and government backed interest bearing securities and represents the remaining funds to be distributed to customers resulting from the net proceeds received from the sale of Point Beach. Derivatives reflect positions we hold in exchange-traded derivative contracts and OTC derivative contracts. Exchange-traded derivative contracts, which include futures and exchange-traded options, are generally based on unadjusted quoted prices in active markets and are classified within Level 1. Some OTC derivative contracts are valued using broker or dealer quotations, or market transactions in either the listed or OTC markets utilizing a mid-market pricing convention (the mid-point between bid and ask prices), as appropriate. In such cases, these derivatives are classified within Level 2. Certain OTC derivatives may utilize models to measure fair value. Generally, we use a similar model to value similar instruments. Valuation models utilize various inputs which include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability, and market-corroborated inputs (i.e., inputs derived principally from or corroborated by observable market data by correlation or other means). Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. Certain OTC derivatives are in less active markets with a lower availability of pricing information which might not be observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized in Level 3.

The following table summarizes the fair value of derivatives classified as Level 3 in the fair value hierarchy:

	2009	2008
	(Millions of Dollars)	
Balance as of January 1	$8.8	$13.0
Realized and unrealized gains (losses)	-	-
Purchases, issuances and settlements	(2.9)	(4.2)
Transfers in and/or out of Level 3	-	-
Balance as of December 31	$5.9	$8.8
Change in unrealized gains (losses) relating to instruments still held as of December 31	$ -	$ -

Derivative instruments reflected in Level 3 of the hierarchy include MISO FTRs that are measured at fair value each reporting period using monthly or annual auction shadow prices from relevant auctions. Changes in fair value for Level 3 recurring items are recorded on our balance sheet. See Note M -- Derivative Instruments, for further information on the offset to regulatory assets and liabilities.

The carrying amount and estimated fair value of certain of our recorded financial instruments as of December 31 are as follows:

	2009		2008	
Financial Instruments	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Millions of Dollars)			
Preferred stock, no redemption required	$30.4	$20.2	$30.4	$19.0
Long-term debt including current portion	$4,049.8	$4,162.5	$4,009.4	$3,711.9

The carrying value of net accounts receivable, accounts payable and short-term borrowings approximates fair value due to the short-term nature of these instruments. The fair value of our preferred stock is estimated based upon the quoted market value for the same or similar issues. The fair value of our long-term debt, including the current portion of long-term debt, but excluding capitalized leases and unamortized discount debt, is estimated based upon quoted market value for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the issuing company's bond rating and the present value of future cash flows.

O -- BENEFITS

Pensions and Other Post-retirement Benefits: We have defined benefit pension plans that cover substantially all of our employees. The plans provide defined benefits based upon years of service and final average salary.

We also have OPEB plans covering substantially all of our employees. The health care plans are contributory with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plans that are consistent with our expressed intent to maintain the current cost sharing levels. The post-retirement health care plans include a limit on our share of costs for recent and future retirees.

We use a year-end measurement date to measure the funded status of all of our pension and OPEB plans. Due to the regulated nature of our business, we have concluded that substantially all of the unrecognized costs resulting from the recognition of the funded status of our pension and OPEB plans qualify as a regulatory asset.

The following table presents details about our pension and OPEB plans:

	Pension		OPEB	
	2009	2008	2009	2008
	(Millions of Dollars)			
Change in Benefit Obligation				
Benefit Obligation at January 1	$1,140.0	$1,161.0	$324.6	$331.0
Service cost	23.3	17.5	8.7	10.3
Interest cost	72.3	71.1	20.5	20.0
Plan participants' contributions	-	-	6.6	-
Plan amendments	0.2	5.9	(9.2)	0.3
Actuarial loss (gain)	40.6	(29.1)	43.7	(26.9)
Gross benefits paid	(115.7)	(86.4)	(21.3)	(11.4)
Federal subsidy on benefits paid	N/A	N/A	1.1	1.3
Benefit Obligation at December 31	$1,160.7	$1,140.0	$374.7	$324.6

	Pension		OPEB	
	2009	2008	2009	2008
	(Millions of Dollars)			
Change in Plan Assets				
Fair Value at January 1	$719.2	$1,007.2	$158.7	$201.5
Actual earnings (loss) on plan assets	146.7	(247.1)	34.3	(54.3)
Employer contributions	275.8	45.5	24.3	22.9
Plan participants contributions	-	-	6.6	-
Gross benefits paid	(115.7)	(86.4)	(21.3)	(11.4)
Fair Value at December 31	1,026.0	719.2	202.6	158.7
Net Liability	$134.7	$420.8	$172.1	$165.9

Amounts recognized in our Consolidated Balance Sheets as of December 31 related to the funded status of the benefit plans consisted of:

	Pension		OPEB	
	2009	2008	2009	2008
	(Millions of Dollars)			
Other deferred charges	$ -	$ -	$ 13.0	$ 48.5
Other current liabilities	0.1	0.1	0.2	0.1
Other long-term liabilities	134.6	420.7	184.9	214.3
Net liability	$134.7	$420.8	$172.1	$165.9

The accumulated benefit obligation for all defined benefit plans was $1,145.1 million and $1,117.2 million as of December 31, 2009 and 2008, respectively.

The following table shows the amounts that have not yet been recognized in our net periodic benefit cost as of December 31 and are recorded as a regulatory asset on our balance sheet:

	Pension		OPEB	
	2009	2008	2009	2008
	(Millions of Dollars)			
Net actuarial loss	$537.8	$567.4	$144.4	$130.2
Prior service costs (credits)	19.2	21.3	(20.9)	(24.2)
Transition obligation	-	-	1.0	1.3
Total	$557.0	$588.7	$124.5	$107.3

The following table shows the estimated amounts that will be amortized as a component of net periodic benefit costs during 2010:

	Pension	OPEB
	(Millions of Dollars)	
Net actuarial loss	$26.7	$10.6
Prior service costs (credits)	2.3	(11.8)
Transition obligation	-	0.3
Total	$29.0	($0.9)

Information for pension plans with an accumulated benefit obligation in excess of the fair value of assets as of December 31 is as follows:

	2009	2008
	(Millions of Dollars)	
Projected benefit obligation	$1,160.7	$1,140.0
Accumulated benefit obligation	$1,145.1	$1,117.2
Fair value of plan assets	$1,026.0	$719.2

The components of net periodic pension and OPEB costs for the years ended December 31 are as follows:

	Pension			OPEB		
	2009	2008	2007	2009	2008	2007
	(Millions of Dollars)					
Net Periodic Benefit Cost						
Service cost	$23.3	$17.5	$29.5	$8.7	$10.3	$11.2
Interest cost	72.3	71.1	71.2	20.5	20.0	19.2
Expected return on plan assets	(95.4)	(84.7)	(83.9)	(13.6)	(17.5)	(15.5)
Amortization of:						
Transition obligation	-	-	-	0.3	0.3	0.3
Prior service cost (credit)	2.2	2.5	5.5	(12.6)	(12.6)	(12.5)
Actuarial loss	18.9	16.3	15.8	8.9	6.0	7.1
Net Periodic Benefit Cost	$21.3	$22.7	$38.1	$12.2	$6.5	$9.8
Weighted-Average assumptions used to determine benefit obligations as of Dec. 31						
Discount rate	6.05%	6.5%	6.05%	5.75%	6.5%	6.10%
Rate of compensation increase	4.0	4.0	4.5 to 5.0	N/A	N/A	N/A
Weighted-Average assumptions used to determine net cost for year ended Dec. 31						
Discount rate	6.5%	6.05%	5.75%	6.5%	6.10%	5.75%
Expected return on plan assets	8.25	8.5	8.5	8.25	8.5	8.5
Rate of compensation increase	4.0	4.5 to 5.0	4.5 to 5.0	N/A	N/A	N/A
Assumed health care cost trend rates as of Dec. 31						
Health care cost trend rate assumed for next year (Pre 65/Post 65)				7.5/20	7.5/9	8/11
Rate that the cost trend rate gradually adjusts to				5	5	5
Year that the rate reaches the rate it is assumed to remain at				2015/2016	2014	2014

The expected long-term rate of return on plan assets was 8.25% in 2009, and 8.5% in 2008 and 2007. Subsequent to our last asset/liability study in 2005, we have consulted with our investment advisors on an annual basis and requested them to forecast expected long-term returns on plan assets by reviewing historical returns as well as calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the fund.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(Millions of Dollars)	
Effect on		
Post-retirement benefit obligation	$28.0	($23.6)
Total of service and interest cost components	$3.7	($3.0)

We use various Employees' Benefit Trusts to fund a major portion of OPEB. The majority of the trusts' assets are mutual funds or commingled funds.

Plan Assets: Current pension trust assets and amounts which are expected to be contributed to the trusts in the future will be adequate to meet pension payment obligations to current and future retirees.

The Investment Trust Policy Committee oversees investment matters related to all of our funded benefit plans. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. They are intended to reduce risk, provide long-term financial stability for the plans and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments.

Our current pension plan asset allocation is 45% equity investments and 55% fixed income investments. The current OPEB asset allocation is 60% equity investments and 40% fixed income investments. Equity securities include investments in large-cap, mid-cap and small-cap companies primarily located in the United States. Fixed income securities include corporate bonds of companies from diversified industries, mortgage and other asset backed securities, commercial paper, and U.S. Treasuries.

The following table summarizes the fair value of our pension plan assets as of December 31, 2009 by asset category within the fair value hierarchy (for further level information, see Note N):

Asset Category – Pension	Level 1	Level 2	Level 3	Total
		(Millions of Dollars)		
Cash and Cash Equivalents	$10.7	$ -	$ -	$10.7
Equities:				
U.S. Equity	183.5	215.9	-	399.4
International Equity	58.6	33.7	-	92.3
Fixed Income				
Short, Intermediate and Long-term Bonds (a)				
U.S. Bonds	448.9	-	-	448.9
International Bonds	43.5	-	-	43.5
Commercial Paper (b)	31.2	-	-	31.2
Total	$776.4	$249.6	$ -	$1,026.0

(a) This category represents investment grade bonds of U.S. and foreign issuers denominated in U.S. dollars from diverse industries.

(b) This category represents investment in commercial paper issued by Wisconsin Energy.

The following table summarizes the fair value of our OPEB plan assets as of December 31, 2009 by asset category within the fair value hierarchy:

Asset Category – OPEB	Level 1	Level 2	Level 3	Total
		(Millions of Dollars)		
Cash and Cash Equivalents	$0.8	$ -	$ -	$0.8
Equities:				
U.S. Equity	37.5	72.8	-	110.3
International Equity	3.5	2.0	-	5.5
Fixed Income:				
Short, Intermediate and Long-term Bonds (a)				
U.S. Bonds	81.6	-	-	81.6
International Bonds	2.6	-	-	2.6
Commercial Paper (b)	1.8	-	-	1.8
Total	$127.8	$74.8	$ -	$202.6

(a) This category represents investment grade bonds of U.S. and foreign issuers denominated in U.S. dollars from diverse industries.

(b) This category represents investment in commercial paper issued by Wisconsin Energy.

In January 2009, the committee that oversees the investment of the pension assets authorized the Trustee of our pension plan to invest in the commercial paper of Wisconsin Energy. As of December 31, 2009, the Pension Trust and OPEB plan assets included approximately $33 million of commercial paper issued by Wisconsin Energy, which represents less than 10% of total assets of the plan.

Cash Flows:

Employer Contributions	Pension	OPEB
	(Millions of Dollars)	
2007	$26.7	$2.5
2008	$45.5	$22.9
2009	$275.8	$24.3

Of the amounts listed above, we contributed $270 million, $38.6 million and $20.0 million to our qualified pension plan during 2009, 2008 and 2007, respectively. We do not expect to make contributions to the plan in 2010.

Future contributions to the plans will be dependent upon many factors, including the performance of existing plan assets and long-term discount rates.

The entire contribution to the OPEB plans during 2009 was discretionary as the plans are not subject to any minimum regulatory funding requirements.

The following table identifies our expected benefit payments over the next 10 years:

Year	Pension	Gross OPEB	Expected Medicare Part D Subsidy
		(Millions of Dollars)	
2010	$83.8	$20.6	($1.0)
2011	$100.4	$22.2	($0.7)
2012	$108.2	$23.5	$ -
2013	$107.8	$25.7	$ -
2014	$111.3	$26.8	$ -
2015-2019	$539.8	$149.8	$ -

Savings Plans: We sponsor savings plans which allow employees to contribute a portion of their pre-tax and or after-tax income in accordance with plan-specified guidelines. Under these plans we expensed matching contributions of $14.1 million, $14.8 million and $12.1 million during 2009, 2008 and 2007, respectively.

P -- GUARANTEES

We enter into various guarantees to provide financial and performance assurance to third parties on behalf of our affiliates. As of December 31, 2009, we had the following guarantees:

Maximum Potential Future Payments	Outstanding as of December 31, 2009	Liability Recorded as of December 31, 2009
	(Millions of Dollars)	
$3.1	$0.3	$ -

A non-utility energy segment guarantee in support of Wisvest-Connecticut, which we sold in December 2002 to PSEG, provides financial assurance for potential obligations relating to environmental remediation under the original purchase agreement for Wisvest-Connecticut with The United Illuminating Company. The potential obligations for environmental remediation, which are unlimited, are reimbursable by PSEG under the terms of the sale agreement in the event that we are required to perform under the guarantee.

We also provide guarantees to support obligations of our affiliates to third parties under loan agreements and surety bonds. In the event our affiliates fail to perform, we would be responsible for the obligations.

Wisconsin Electric is subject to the potential retrospective premiums that could be assessed under its insurance program.

Postemployment benefits: Postemployment benefits provided to former or inactive employees are recognized when an event occurs. The estimated liability for such benefits was $15.8 million as of December 31, 2009.

Q -- SEGMENT REPORTING

Our reportable operating segments at December 31, 2009 include a utility energy segment and a non-utility energy segment. We have organized our reportable operating segments based upon the regulatory environment in which our utility subsidiaries operate and on how management makes decisions and measures performance. The segments are managed separately because each business requires different technology and marketing strategies. The accounting policies of the reportable operating segments are the same as those described in Note A.

Our utility energy segment primarily includes our electric and natural gas utility operations. Our electric utility operation engages in the generation, distribution and sale of electric energy in southeastern (including metropolitan Milwaukee), east central and northern Wisconsin and in the Upper Peninsula of Michigan. Our natural gas utility operation is engaged in the purchase, distribution and sale of natural gas to retail customers and the transportation of customer-owned natural gas throughout Wisconsin. Our non-utility energy segment derives its revenues primarily from the ownership of electric power generating facilities for long-term lease to Wisconsin Electric.

Summarized financial information concerning our reportable operating segments for each of the three years ended December 31, 2009 is shown in the following table. The segment information below includes income from discontinued operations as a result of the sale of the water utility in April 2009.

Year Ended	Reportable Operating Segments Energy Utility	Reportable Operating Segments Energy Non-Utility	Corporate & Other (a) & Reconciling Eliminations	Total Consolidated
	(Millions of Dollars)			
December 31, 2009				
Operating Revenues (b)	$4,119.3	$163.1	($154.5)	$4,127.9
Depreciation, Decommissioning and Amortization	$316.2	$29.2	$0.7	$346.1
Operating Income (Loss)	$554.3	$120.1	($10.7)	$663.7
Equity in Earnings of Unconsolidated Affiliates	$59.1	$ -	($0.2)	$58.9
Interest Expense, Net	$117.5	$14.7	$24.5	$156.7
Income Tax Expense (Benefit)	$188.5	$43.4	($14.6)	$217.3
Income from Discontinued Operations, Net of Tax	$0.3	$ -	$4.9	$5.2
Net Income (Loss)	$334.2	$63.8	($15.6)	$382.4
Capital Expenditures	$550.1	$253.2	$14.4	$817.7
Total Assets (c)	$10,784.6	$2,754.1	($840.8)	$12,697.9
December 31, 2008				
Operating Revenues (b)	$4,421.3	$126.2	($119.7)	$4,427.8
Depreciation, Decommissioning and Amortization	$303.8	$21.9	$0.8	$326.5
Operating Income (Loss)	$580.5	$89.3	($10.6)	$659.2
Equity in Earnings of Unconsolidated Affiliates	$51.8	$ -	($0.5)	$51.3
Interest Expense, Net	$107.2	$12.0	$34.5	$153.7
Income Tax Expense (Benefit)	$202.9	$32.5	($18.9)	$216.5
Income from Discontinued Operations, Net of Tax	$0.8	$ -	$0.5	$1.3
Net Income (Loss)	$334.1	$48.6	($23.6)	$359.1
Capital Expenditures	$606.7	$529.3	$0.4	$1,136.4
Total Assets (c)	$10,791.6	$2,516.7	($690.5)	$12,617.8

Year Ended	Reportable Operating Segments Energy Utility	Non-Utility	Corporate & Other (a) & Reconciling Eliminations	Total Consolidated
	(Millions of Dollars)			
December 31, 2007				
Operating Revenues (b)	$4,222.1	$75.7	($62.7)	$4,235.1
Depreciation, Decommissioning and Amortization	$314.9	$12.1	$0.9	$327.9
Operating Income (Loss)	$584.7	$47.4	($4.9)	$627.2
Equity in Earnings of Unconsolidated Affiliates	$43.1	$ -	$0.9	$44.0
Interest Expense, net	$113.8	$7.4	$46.4	$167.6
Income Tax Expense (Benefit)	$220.7	$14.3	($19.1)	$215.9
Income (Loss) from Discontinued Operations, Net of Tax	$0.8	$ -	($0.9)	($0.1)
Net Income (Loss)	$338.0	$23.7	($26.1)	$335.6
Capital Expenditures	$539.0	$669.3	$1.9	$1,210.2
Total Assets (c)	$10,243.7	$1,974.5	($497.9)	$11,720.3

(a) Other includes all other non-utility activities, primarily non-utility real estate investment and development by Wispark as well as interest on corporate debt.

(b) An elimination for intersegment revenues of $154.8 million, $119.0 million and $70.3 million is included in Operating Revenues for 2009, 2008 and 2007, respectively. This elimination is primarily between We Power and Wisconsin Electric.

(c) An elimination of $889.1 million, $794.0 million and $465.4 million is included in Total Assets at December 31, 2009, 2008 and 2007, respectively, for all PTF-related activity between We Power and Wisconsin Electric.

R -- RELATED PARTIES

We receive and/or provide certain services to other associated companies in which we have an equity investment.

American Transmission Company LLC: As of December 31, 2009, we have a 26.2% interest in ATC. We pay ATC for transmission and other related services it provides. In addition, we provide a variety of operational, maintenance and project management work for ATC, which are reimbursed to us by ATC. We are required to pay the cost of needed transmission infrastructure upgrades for new generation projects while projects are under construction, including generating units being constructed as part of our PTF strategy. ATC will reimburse us for these costs when new generation is placed into service. As of December 31, 2009 and 2008, we had a receivable of $1.1 million and $32.6 million, respectively, for these items.

Nuclear Management Company: Prior to the Point Beach sale, we had a partial ownership in NMC, which held the operating licenses of Point Beach. Upon the sale of Point Beach, the operating licenses were transferred to the buyer and our relationship with NMC was terminated.

We provided and received services from the following associated companies during 2009, 2008 and 2007:

Equity Investee	2009	2008	2007
	(Millions of Dollars)		
Services Provided			
-ATC	$22.9	$20.7	$17.8
Services Received			
-ATC	$201.3	$199.4	$176.8
-NMC	$ -	$ -	$50.6

As of December 31, 2009 and 2008, our Consolidated Balance Sheets included receivable and payable balances with ATC as follows:

Equity Investee	2009	2008
	(Millions of Dollars)	
Services Provided		
-ATC	$1.1	$2.1
Services Received		
-ATC	$16.7	$16.6

S -- COMMITMENTS AND CONTINGENCIES

Capital Expenditures: We have made certain commitments in connection with 2010 capital expenditures. During 2010, we estimate that total capital expenditures will be approximately $950.5 million.

Operating Leases: We enter into long-term purchase power contracts to meet a portion of our anticipated increase in future electric energy supply needs. These contracts expire at various times through 2014. Certain of these contracts were deemed to qualify as operating leases. In addition, we have various other operating leases including leases for vehicles and coal cars.

Future minimum payments for the next five years and thereafter for our operating lease contracts are as follows:

	(Millions of Dollars)
2010	$21.3
2011	21.5
2012	15.1
2013	5.5
2014	2.9
Thereafter	9.7
Total	$76.0

Divested Assets: Pursuant to the sale of Point Beach, we have agreed to indemnification provisions customary to transactions involving the sale of nuclear assets.

Pursuant to the terms of the sales agreement for the manufacturing business, Wisconsin Energy agreed to customary indemnification provisions related to certain environmental, asbestos, and product liability matters. In addition, the amount of cash taxes and future deferred income tax benefits are subject to a number of factors including appraisals of the fair value of Wisconsin Gas assets and applicable tax laws. Any changes in the estimates of taxes and indemnification matters will be recorded as an adjustment to the gain on sale and reported in discontinued operations in the period the adjustment is determined. We have established reserves related to these customary indemnification and tax matters.

Environmental Matters: We periodically review our exposure for environmental remediation costs as evidence becomes available indicating that our liability has changed. Given current information, including the following, we believe that future costs in excess of the amounts accrued and/or disclosed on all presently known and quantifiable environmental contingencies will not be material to our financial position or results of operations.

We have a program of comprehensive environmental remediation planning for former manufactured gas plant sites and coal-ash disposal sites. We perform ongoing assessments of manufactured gas plant sites and related disposal sites used by Wisconsin Electric and Wisconsin Gas, and coal ash disposal/landfill sites used by Wisconsin Electric, as discussed below. We are working with the WDNR in our investigation and remediation planning. At this time, we cannot estimate future remediation costs associated with these sites beyond those described below.

Manufactured Gas Plant Sites: We have identified several sites at which Wisconsin Electric, Wisconsin Gas, or a predecessor company historically owned or operated a manufactured gas plant. These sites have been substantially remediated or are at various stages of investigation, monitoring and remediation. We have also identified other sites that may have been impacted by historical manufactured gas plant activities. Based upon ongoing analysis, we estimate that the future costs for detailed site investigation and future remediation costs may range from $35 to $65 million over the next ten years. This estimate is dependent upon several variables including, among other things, the extent of remediation, changes in technology and changes in regulation. As of December 31, 2009, we have established reserves of $52.2 million related to future remediation costs.

The PSCW has allowed Wisconsin utilities, including Wisconsin Electric and Wisconsin Gas, to defer the costs spent on the remediation of manufactured gas plant sites, and has allowed for these costs to be recovered in rates over five years. Accordingly, we have recorded a regulatory asset for remediation costs.

Ash Landfill Sites: Wisconsin Electric aggressively seeks environmentally acceptable, beneficial uses for its coal combustion by-products. However, some coal-ash by-products have been, and to a small degree continue to be, managed in company-owned, licensed landfills. Some early designed and constructed landfills have at times required various levels of monitoring or remediation. Where Wisconsin Electric has become aware of these conditions, efforts have been made to define the nature and extent of any release, and work has been performed to address these conditions. The costs of these efforts are recovered under the fuel clause for Wisconsin Electric and are expensed as incurred. During 2009, 2008 and 2007, Wisconsin Electric incurred $0.3 million, $1.3 million and $0.8 million respectively, in coal-ash remediation expenses. As of December 31, 2009, we have no reserves established related to ash landfill sites.

EPA - Consent Decree: In April 2003, Wisconsin Electric reached a Consent Decree with the EPA, in which it agreed to significantly reduce air emissions from its coal-fired generating facilities. In July 2003, the Consent Decree was amended to include the state of Michigan, and in October 2007, the U.S. District Court for the Eastern District of Wisconsin approved and entered the amended Consent Decree. The reductions are expected to be achieved by 2013 through a combination of installing new pollution control equipment, upgrading existing equipment and retiring certain older units. Through December 31, 2009, we have spent approximately $686 million associated with the installation of air quality controls and have retired four coal units as part of our plan under the Consent Decree. The total cost of implementing this agreement is estimated to be $1.2 billion over the 10 year period ending 2013.

Oak Creek: Bechtel, the contractor of the Oak Creek expansion under a fixed price contract, submitted claims to us for schedule and cost relief on December 22, 2008 related to the delay of the in-service dates for OC 1 and OC 2. These claims were asserted against ERS, the project manager for the construction of the Oak Creek expansion and agent for the joint owners of OC 1 and OC 2. On October 30, 2009, Bechtel amended its claim to increase its request for cost relief and schedule relief. In its amended claim, Bechtel requested cost relief totaling approximately $517.5 million and schedule relief that would have resulted in approximately seven months of relief from liquidated damages beyond the guaranteed in-service date of September 29, 2009 for OC 1 and approximately four months of relief from liquidated damages beyond the guaranteed in-service date of September 29, 2010 for OC 2.

Bechtel's first claim was based on the alleged impact of severe weather and certain labor-related matters. Pursuant to its amended claim, Bechtel was requesting approximately $445.5 million in costs related to changed weather and labor conditions. Bechtel's second claim of approximately $72 million sought cost and schedule relief for the alleged effects of ERS-directed changes and delays allegedly caused by ERS prior to the issuance of the Full Notice to Proceed in July 2005. These claims, as well as claims submitted by ERS related to the rights of the parties under the construction contract and ERS counterclaims, had been submitted to binding arbitration.

Effective December 16, 2009, ERS and Bechtel entered into the Settlement Agreement that settled all claims between them regarding OC 1 and OC 2. Pursuant to the terms of this Settlement Agreement, ERS will pay to Bechtel $72 million to settle these claims, with $10 million already paid in 2009 and the remaining $62 million to be paid in six additional installments upon the achievement of specific project milestones. In addition, Bechtel will receive 120 days of schedule relief for OC 1 and 60 days for OC 2. Therefore, the guaranteed in-service date of September 29, 2009 for OC 1 was extended to January 27, 2010, and the guaranteed in-service date of September 29, 2010 for OC 2 was extended to November 28, 2010.

We are responsible for approximately 85% of amounts paid under the Settlement Agreement, consistent with our ownership share of the Oak Creek expansion. The other joint owners are responsible for the remainder. The Settlement Agreement also provides for Bechtel's release of ERS from all matters related to Bechtel's claims, among other things, and for ERS' release of Bechtel from all matters related to ERS' claims that were subject to arbitration, among other things.

Cash Balance Pension Plan: On June 30, 2009, a lawsuit was filed by a former employee, against the Plan in the U.S. District Court for the Eastern District of Wisconsin. Counsel representing the plaintiff is attempting to seek class certification for other similarly situated plaintiffs. The complaint alleges that Plan participants who received a lump sum distribution under the Plan prior to their normal retirement age did not receive the full benefit to which they were entitled in violation of ERISA and are owed additional benefits, because the Plan failed to apply the correct interest crediting rate to project the cash balance account to their normal retirement age. We believe the Plan correctly calculated the lump-sum distributions. An adverse outcome of this lawsuit could affect our Plan funding and expense. We are currently unable to predict the final outcome or impact of this litigation.

T -- SUPPLEMENTAL CASH FLOW INFORMATION

During the twelve months ended December 31, 2009, we paid $152.3 million in interest, net of amounts capitalized, and received $27.9 million in net refunds from income taxes. During the twelve months ended December 31, 2008, we paid $144.2 million in interest, net of amounts capitalized, and $2.4 million in income taxes, net of refunds. During the twelve months ended December 31, 2007, we paid $191.4 million in interest, net of amounts capitalized, and $291.6 million in income taxes, net of refunds.

As of December 31, 2009, 2008 and 2007, the amount of accounts payable related to capital expenditures was $14.7 million, $45.1 million and $132.6 million, respectively.

U -- SUBSEQUENT EVENT

On February 2, 2010, OC 1 was placed into service and is fully operational. Wisconsin Electric now has care, custody and control and will operate and maintain the unit.

On February 11, 2010, we issued a total of $530 million in long-term debt ($255 million aggregate principal amount of 5.209% Series A Senior Notes due February 11, 2030 and $275 million aggregate principal amount of 6.09% Series A Senior Notes due February 11, 2040), and used the net proceeds to repay debt incurred to finance the construction of OC 1.

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: 414-271-3000
Fax: 414-347-6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wisconsin Energy Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Wisconsin Energy Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, common equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wisconsin Energy Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

February 26, 2010

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: 414-271-3000
Fax: 414-347-6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wisconsin Energy Corporation:

We have audited the internal control over financial reporting of Wisconsin Energy Corporation and subsidiaries (the "Company") as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 26, 2010 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

February 26, 2010

Member of
Deloitte Touche Tohmatsu

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of Wisconsin Energy Corporation's and subsidiaries internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that Wisconsin Energy Corporation's and subsidiaries internal control over financial reporting was effective as of December 31, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of our financial statements has issued an attestation report on the effectiveness of Wisconsin Energy Corporation's and its subsidiaries' internal control over financial reporting as of December 31, 2009. Deloitte & Touche LLP's report is included in this report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED SELECTED FINANCIAL AND STATISTICAL DATA

Financial	2009	2008	2007	2006	2005
Year Ended December 31					
Net income - Continuing Operations (Millions)	$ 377.2	$ 357.8	$ 335.7	$ 311.8	$ 303.0
Earnings per share - Continuing Operations					
Basic	$ 3.23	$ 3.06	$ 2.87	$ 2.66	$ 2.59
Diluted	$ 3.20	$ 3.03	$ 2.83	$ 2.63	$ 2.56
Dividends per share of common stock	$ 1.35	$ 1.08	$ 1.00	$ 0.92	$ 0.88
Operating revenues (Millions)					
Utility energy	$ 4,119.3	$ 4,421.3	$ 4,222.1	$ 3,976.5	$ 3,790.7
Non-utility energy	163.1	126.2	75.7	69.1	40.0
Eliminations and Other	(154.5)	(119.7)	(62.7)	(51.7)	(17.5)
Total operating revenues	$ 4,127.9	$ 4,427.8	$ 4,235.1	$ 3,993.9	$ 3,813.2
As of December 31 (Millions)					
Total assets	$ 12,697.9	$ 12,617.8	$ 11,720.3	$ 11,130.2	$ 10,462.0
Long-term debt (including current maturities) and capital lease obligations	$ 4,171.5	$ 4,136.5	$ 3,525.3	$ 3,370.1	$ 3,527.0
Common Stock Closing Price	$ 49.83	$ 41.98	$ 48.71	$ 47.46	$ 39.06

CONSOLIDATED SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	(Millions of Dollars, Except Per Share Amounts) (a)			
	March		June	
Three Months Ended	2009	2008	2009	2008
Operating revenues	$ 1,396.2	$ 1,431.1	$ 842.5	$ 945.4
Operating income	243.0	217.5	119.2	107.9
Income from Continuing Operations	141.5	123.0	63.4	58.2
Income (loss) from Discontinued Operations	-	0.2	0.3	(0.2)
Total Net Income	$ 141.5	$ 123.2	$ 63.7	$ 58.0
Earnings per share of common stock (basic) (b)				
Continuing operations	$ 1.21	$ 1.05	$ 0.54	$ 0.50
Discontinued operations	-	-	-	-
Total earnings per share (basic)	$ 1.21	$ 1.05	$ 0.54	$ 0.50
Earnings per share of common stock (diluted) (b)				
Continuing operations	$ 1.20	$ 1.04	$ 0.54	$ 0.49
Discontinued operations	-	-	-	-
Total earnings per share (diluted)	$ 1.20	$ 1.04	$ 0.54	$ 0.49
	September		December	
Three Months Ended	2009	2008	2009	2008
Operating revenues	$ 821.9	$ 851.5	$ 1,067.3	$ 1,199.8
Operating income	104.9	138.4	196.6	195.4
Income from Continuing Operations	58.7	76.6	113.6	100.0
Income (loss) from Discontinued Operations	(0.2)	0.9	5.1	0.4
Total Net Income	$ 58.5	$ 77.5	$ 118.7	$ 100.4
Earnings per share of common stock (basic) (b)				
Continuing operations	$ 0.50	$ 0.65	$ 0.97	$ 0.86
Discontinued operations	-	0.01	0.04	-
Total earnings per share (basic)	$ 0.50	$ 0.66	$ 1.01	$ 0.86
Earnings per share of common stock (diluted) (b)				
Continuing operations	$ 0.50	$ 0.64	$ 0.96	$ 0.85
Discontinued operations	-	0.01	0.04	-
Total earnings per share (diluted)	$ 0.50	$ 0.65	$ 1.00	$ 0.85

(a) Quarterly results of operations are not directly comparable because of seasonal and other factors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(b) Quarterly earnings per share may not total to the amounts reported for the year because the computation is based on the weighted average common shares outstanding during each quarter.

PERFORMANCE GRAPH

The performance graph below shows a comparison of the cumulative total return, assuming reinvestment of dividends, over the last five years had $100 been invested at the close of business on December 31, 2004, in each of:

- Wisconsin Energy common stock;
- a Custom Peer Group Index; and
- the Standard & Poor's 500 Index ("S&P 500").

Custom Peer Group Index. We use the Custom Peer Group Index for peer comparison purposes because we believe the Index provides an accurate representation of our peers. The Custom Peer Group Index is a market-capitalization-weighted index consisting of 27 companies, including Wisconsin Energy. These companies are similar to us in terms of business model and long-term strategies.

The companies in the Custom Peer Group Index are Allegheny Energy, Inc.; Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; Avista Corporation; Consolidated Edison, Inc.; DTE Energy Company; Duke Energy Corp.; FirstEnergy Corp.; Great Plains Energy; Integrys Energy Group, Inc.; NiSource Inc.; Northeast Utilities; Nstar; NV Energy, Inc.; OGE Energy Corp.; Pepco Holdings, Inc.; PG&E Corporation; Pinnacle West Capital Corporation; Portland General; Progress Energy Inc.; SCANA Corporation; Sempra Energy; The Southern Company; Westar Energy, Inc.; Wisconsin Energy Corporation; and Xcel Energy Inc.

Five-Year Cumulative Return Chart



$250
$225
$200
$175
$150
$125
$100
$75
$50
Wisconsin Energy Corporation
Custom Peer Group Index
S&P 500
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009

Value of Investment at Year-End

Value of Investment at Year-End

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
Wisconsin Energy Corporation	$100	$119	$147	$155	$137	$167
Custom Peer Group Index	$100	$111	$136	$146	$123	$137
S&P 500	$100	$105	$121	$128	$81	$102

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NUMBER OF COMMON STOCKHOLDERS

As of December 31, 2009, based upon the number of Wisconsin Energy Corporation stockholder accounts (including accounts in our dividend reinvestment and stock purchase plan), we had approximately 45,500 registered stockholders.

COMMON STOCK LISTING AND TRADING

Our common stock is listed on the New York Stock Exchange under the ticker symbol "WEC." Daily trading prices and volume can be found in the "NYSE Composite" section of most major newspapers, usually abbreviated as WI Engy.

DIVIDENDS AND COMMON STOCK PRICES

Common Stock Dividends of Wisconsin Energy: Cash dividends on our common stock, as declared by the Board of Directors, are normally paid on or about the first day of March, June, September and December of each year. We review our dividend policy on a regular basis. Subject to any regulatory restrictions or other limitations on the payment of dividends, future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, earnings, financial condition and other requirements. For information regarding restrictions on the ability of our subsidiaries to pay us dividends, see Note J -- Common Equity in the Notes to Consolidated Financial Statements.

Our current dividend policy is to target a dividend payout ratio between 40% and 45% of expected earnings for the years 2010 and 2011. Beginning in 2012, we plan to target a dividend payout ratio of 45% to 50% of expected earnings. In January 2010, our Board of Directors increased our quarterly dividend to $0.40 per share, which would result in annual dividends of $1.60 per share.

Range of Wisconsin Energy Common Stock Prices and Dividends:

	2009			2008		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$46.48	$36.31	$0.3375	$49.61	$42.00	$0.27
Second	$42.23	$36.67	0.3375	$48.75	$44.22	0.27
Third	$46.50	$40.25	0.3375	$47.24	$42.01	0.27
Fourth	$50.62	$42.89	0.3375	$46.10	$34.89	0.27
Annual	$50.62	$36.31	$1.35	$49.61	$34.89	$1.08

BOARD OF DIRECTORS



John F. Bergstrom
Director since 1987.
Chairman and Chief Executive Officer of Bergstrom Corporation, which owns and operates numerous automobile sales and leasing companies.



Thomas J. Fischer
Director since 2005.
Principal of Fischer Financial Consulting LLC, which provides consulting on corporate financial, accounting and governance matters.



Barbara L. Bowles
Director since 1998.
Retired Vice Chair of Profit Investment Management and Retired Chairman of The Kenwood Group, Inc., investment advisory firms. The Kenwood Group, Inc. was merged into Profit Investment Management in 2006.



Gale E. Klappa
Director since 2003.
Chairman of the Board, President and Chief Executive Officer of Wisconsin Energy Corporation.



Patricia W. Chadwick
Director since 2006.
President of Ravengate Partners, LLC, which provides businesses and not-for-profit institutions with advice about the financial markets.



Ulice Payne, Jr.
Director since 2003.
Managing Member of Addison-Clifton, LLC, which provides global trade compliance advisory services.



Robert A. Cornog
Director since 1993.
Retired Chairman of the Board, President and Chief Executive Officer of Snap-on Incorporated, a developer, manufacturer and distributor of professional hand and power tools, diagnostic and shop equipment and tool storage products.



Frederick P. Stratton, Jr.
Director since 1987.
Chairman Emeritus of Briggs & Stratton Corporation, a manufacturer of small gasoline engines.



Curt S. Culver
Director since 2004.
Chairman and Chief Executive Officer of MGIC Investment Corporation and Mortgage Guaranty Insurance Corporation, a private mortgage insurance company.

OFFICERS

Gale E. Klappa[1] – Chairman of the Board, President and Chief Executive Officer.

James C. Fleming[1] – Executive Vice President and General Counsel.

Frederick D. Kuester[1] – Executive Vice President.

Allen L. Leverett[1] – Executive Vice President and Chief Financial Officer.

Kristine A. Rappé[1] – Senior Vice President and Chief Administrative Officer.

Darnell K. DeMasters – Vice President – Federal Policy.

Stephen P. Dickson[1] – Vice President and Controller.

Kristine M. Krause – Vice President – Environmental.

Walter J. Kunicki – Vice President.

Susan H. Martin – Vice President, Corporate Secretary and Associate General Counsel.

Jeffrey P. West – Vice President and Treasurer.

Richard J. White – Vice President.

Arthur A. Zintek – Vice President.

Keith H. Ecke – Assistant Corporate Secretary.

David L. Hughes – Assistant Treasurer.

James A. Schubilske – Assistant Treasurer.

[1] Executive Officers of Wisconsin Energy Corporation as of December 31, 2009. Charles R. Cole, Senior Vice President of Wisconsin Electric Power Company and Wisconsin Gas LLC, is also an executive officer of Wisconsin Energy Corporation.

NOTICE OF 2010 ANNUAL MEETING AND PROXY STATEMENT



Wisconsin Energy Corporation

TABLE OF CONTENTS



NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 26, 2010

To the Stockholders of Wisconsin Energy Corporation:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders. **An admission ticket will be required to enter the meeting**. Your admission ticket, which also includes a map to the meeting, is located on your proxy card. Instructions on how to obtain an admission ticket if you received your proxy materials electronically are provided on page P-6 of the proxy statement. If you are not able to attend the Annual Meeting, you may listen to a live webcast available on the Wisconsin Energy Web site at: www.wisconsinenergy.com/invest/annualmtg.htm. An archive of the webcast will be available on this Web site for approximately 12 months following the meeting. **Regardless of whether you plan to attend, please take a moment to vote your proxy**. The meeting will be held as follows:

WHEN:	Thursday, May 6, 2010 10:00 a.m., Central time
WHERE:	Concordia University Wisconsin R. John Buuck Field House 12800 North Lake Shore Drive Mequon, Wisconsin 53097
ITEMS OF BUSINESS:	• Election of nine directors for terms expiring in 2011. • Ratification of Deloitte & Touche LLP as independent auditors for 2010. • Consideration of any other matters that may properly come before the meeting.
RECORD DATE:	February 25, 2010
VOTING BY PROXY:	*Your vote is important*. You may vote: • using the Internet; • by telephone; or • by returning the proxy card in the envelope provided.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 6, 2010 – The Proxy Statement and 2009 Annual Report are available at:

http://bnymellon.mobular.net/bnymellon/wec

Due to recent changes in regulation, if your shares are held in the name of a bank or broker and you do not instruct them how to vote in the election of directors, no votes will be cast on your behalf. Please be sure that you vote.

By Order of the Board of Directors,

Susan H. Martin
Vice President, Corporate Secretary and Associate General Counsel

This Page Intentionally Left Blank

PROXY STATEMENT

This proxy statement is being furnished to stockholders beginning on or about March 26, 2010, in connection with the solicitation of proxies by the Wisconsin Energy Corporation ("WEC" or the "Company") Board of Directors (the "Board") to be used at the Annual Meeting of Stockholders on Thursday, May 6, 2010 (the "Meeting") at 10:00 a.m., Central time, in the R. John Buuck Field House on the campus of Concordia University Wisconsin located at 12800 North Lake Shore Drive, Mequon, Wisconsin 53097, and at all adjournments or postponements of the Meeting, for the purposes listed in the preceding Notice of Annual Meeting of Stockholders.

GENERAL INFORMATION – FREQUENTLY ASKED QUESTIONS

What am I voting on?	**Proposal 1:** Election of nine directors for terms expiring in 2011. **Proposal 2:** Ratification of Deloitte & Touche LLP as independent auditors for 2010. The Company is not aware of any other matters that will be voted on. If a matter does properly come before the Meeting, the persons named as the proxies in the accompanying form of proxy will vote the proxy at their discretion.
What are the Board's voting recommendations?	The Board of Directors recommends a vote: • **FOR** each of the nine nominated directors, and • **FOR** ratification of Deloitte & Touche LLP as independent auditors for 2010.
What is the vote required for each proposal?	**Proposal 1:** The nine individuals receiving the largest number of votes will be elected as directors. **Proposal 2:** Ratification of the independent auditors requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting.
Who can vote?	Common stockholders as of the close of business on the record date, February 25, 2010, can vote. Each outstanding share of WEC common stock is entitled to one vote upon each matter presented. A list of stockholders entitled to vote will be available for inspection by stockholders at WEC's principal business office, 231 West Michigan Street, Milwaukee, Wisconsin 53203, prior to the Meeting. The list also will be available at the Meeting.
How do I vote?	There are several ways to vote: • By Internet. The Company encourages you to vote this way. • By toll-free touch-tone telephone. • By completing and mailing the enclosed proxy card. • By written ballot at the Meeting. Instructions to vote through the Internet or by telephone are listed on your proxy card or the information forwarded to you by your bank or broker. The Internet and telephone voting facilities will close at 10:59 p.m., Central time, on Wednesday, May 5, 2010. If you are a participant in WEC's Stock Plus Investment Plan ("Stock Plus") or own shares through investments in the WEC Common Stock Fund or WEC Common Stock ESOP Fund in WEC's 401(k) plan, your proxy will serve as voting instructions for your shares held in those plans. The administrator for Stock Plus and the trustee for the 401(k) plan will vote your shares as you direct. If a proxy is not returned for shares held in Stock Plus, the administrator will not vote those shares. If a proxy is not returned for shares held in the 401(k) plan, the trustee will vote those shares in the same proportion that all shares in the WEC Common Stock Fund or WEC Common Stock ESOP Fund, as the case may be, for which voting instructions have been received, are voted. If you are a beneficial owner and your bank or broker holds your shares in its name, they are permitted to vote your shares in the ratification of the independent auditors even if the broker does not receive voting instructions from you. However, unlike prior annual meetings, as a result of recent New York Stock Exchange rule changes, your broker or other record holder of your shares will not be permitted to vote your shares in the election of directors unless you provide voting instructions. If your shares are held in the name of a broker, bank or other holder of record, you are invited to attend the Meeting, but may not vote at the Meeting unless you have first obtained a proxy executed in your favor from the holder of record.

What does it mean if I get more than one proxy?	It means your shares are held in more than one account. Please vote all proxies to ensure all of your shares are counted.
What constitutes a quorum?	As of the record date, there were 116,900,740 shares of WEC common stock outstanding. In order to conduct the Meeting, a majority of the outstanding shares entitled to vote must be represented in person or by proxy. This is known as a "quorum." Abstentions and shares which are the subject of broker non-votes will count toward establishing a quorum.
Can I change my vote?	You may change your vote or revoke your proxy at any time prior to the closing of the polls, by: • entering a new vote by Internet or phone; • returning a later-dated proxy card; • voting in person at the Meeting; or • notifying WEC's Corporate Secretary by written revocation letter. The Corporate Secretary is Susan H. Martin. Any revocation should be filed with her at WEC's principal business office, 231 West Michigan Street, P. O. Box 1331, Milwaukee, Wisconsin 53201. Attendance at the Meeting will not, in itself, constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given in a properly completed proxy, the proxy will be voted as the Board recommends.
Who conducts the proxy solicitation?	The WEC Board is soliciting these proxies. WEC will bear the cost of the solicitation of proxies. WEC contemplates that proxies will be solicited principally through the use of the mail, but employees of WEC or its subsidiaries may solicit proxies by telephone, personally or by other communications, without compensation apart from their normal salaries. It is not anticipated that any other persons will be engaged to solicit proxies or that compensation will be paid for that purpose. However, WEC may seek the services of an outside proxy solicitor in the event that such services become necessary.
Who will count the votes?	BNY Mellon Shareowner Services, which also will serve as Inspector of Election, will tabulate voted proxies.
How can I attend the Meeting?	The Meeting is open to all stockholders of WEC. **You must bring an admission ticket or other evidence of your ownership to enter the Meeting.** If you received proxy materials by mail, your admission ticket is included on your proxy card. The admission ticket admits the stockholder and one guest. If your shares are jointly owned and you need an additional ticket, or if you need directions to the Meeting or have questions regarding this process, contact Stockholder Services, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201 or call 800-881-5882. A map to the Meeting is included on the admission ticket.
What information is available via the Internet?	The following documents can be found at http://bnymellon.mobular.net/bnymellon/wec • Notice of Annual Meeting; • Proxy Statement; • 2009 Annual Report; and • Form of Proxy.
How do I obtain an admission ticket if I received my proxy materials electronically?	If your shares are registered in your name, you can print an admission ticket by following the instructions provided in the e-mail which transmitted your proxy materials. If you hold your shares through a bank, brokerage firm, or other nominee, call 800-881-5882 or write to Stockholder Services at the above address to request an admission ticket. We will send you an admission ticket upon verification of your ownership. You may also bring a copy of your account statement or other evidence of your ownership as of the record date to the Meeting. This document will serve as your admission ticket.
What steps has WEC taken to reduce the cost of proxy solicitation?	WEC has implemented several practices that reduce printing and postage costs and are friendly to the environment. WEC encourages you to choose MLink^{SM} for fast and secure 24/7 online access to proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you on how to enroll in MLink^{SM}.

	The Company also has: • encouraged Internet and telephone voting of your proxies; and • implemented "householding" whereby stockholders sharing a single address receive a single annual report and proxy statement, unless the Company received instructions to the contrary from one or more of the stockholders. If you received multiple copies of the annual report and proxy statement, you may wish to contact the Company's transfer agent, BNY Mellon Shareowner Services, at 800-558-9663, to request householding, or you may provide written instructions to Wisconsin Energy Corporation, c/o BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, PA 15252-8015. If you wish to receive separate copies of the annual report and proxy statement now or in the future, or to discontinue householding entirely, you may contact the Company's transfer agent using the contact information provided above. Upon request, the Company will promptly send a separate copy of either document. Whether or not a stockholder is householding, each stockholder will continue to receive a proxy card. If your shares are held through a bank, broker or other holder of record, you may request householding by contacting the holder of record.
Who do I contact if I have questions about the Meeting or my account?	If you need more information about the Meeting, write to Stockholder Services, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201, or call us at 800-881-5882. For information about shares registered in your name or your Stock Plus account, call our transfer agent, BNY Mellon Shareowner Services, at 800-558-9663, or access your account via the Internet at www.bnymellon.com/shareowner/isd.

PROPOSALS TO BE VOTED UPON

PROPOSAL 1: ELECTION OF DIRECTORS – TERMS EXPIRING IN 2011

WEC's Bylaws require each director to be elected annually to hold office for a one-year term. Directors will be elected by a plurality of the votes cast by the shares entitled to vote, as long as a quorum is present. "Plurality" means that the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors to be chosen. Therefore, presuming a quorum is present, shares not voted, whether by withheld authority or otherwise, have no effect in the election of directors.

The Board's nominees for election are:

- **John F. Bergstrom**
- **Barbara L. Bowles**
- **Patricia W. Chadwick**
- **Robert A. Cornog**
- **Curt S. Culver**
- **Thomas J. Fischer**
- **Gale E. Klappa**
- **Ulice Payne, Jr.**
- **Frederick P. Stratton, Jr.**

Proxies may not be voted for more than nine persons in the election of directors.

Each nominee has consented to being nominated and to serve if elected. In the unlikely event that any nominee becomes unable to serve for any reason, the proxies will be voted for a substitute nominee selected by the Board upon the recommendation of the Corporate Governance Committee of the Board. Information regarding each nominee is included on the next pages.

The Board of Directors recommends that you vote "FOR" all of the director nominees.

Information about Nominees for Election to the Board of Directors. The Corporate Governance Committee evaluates each individual director nominee in the context of the Board as a whole with the goal of recommending nominees with diverse backgrounds and experience that, together, can best perpetuate the success of WEC's business and represent shareholder interests. In addition to the unique experiences and skills identified below, the Corporate Governance Committee believes that each of the director nominees should possess the following characteristics and skills: proven integrity, mature and independent judgment, vision and imagination, ability to objectively appraise problems, strong leadership and communication skills, ability to evaluate strategic options and risks, sound business experience and acumen, social consciousness, and familiarity with issues affecting the Company's businesses.

Wisconsin Electric Power Company (WE) and Wisconsin Gas LLC (WG) do business as We Energies and are wholly-owned subsidiaries of Wisconsin Energy Corporation. Ages and biographical information for each of the director nominees are as of March 1, 2010.



John F. Bergstrom. Age 63.

- Bergstrom Corporation – Chairman since 1982 and Chief Executive Officer since 1974. Bergstrom Corporation owns and operates numerous automobile sales and leasing companies.
- Director of Advance Auto Parts Inc. since 2008; and Director of Kimberly-Clark Corporation since 1987.
- Director of Banta Corporation from 1998 to 2007; Director of Midwest Air Group, Inc. from 1993 to 2007 and again from 2008 to 2009; and Director of Sensient Technologies Corporation from 1994 to 2006.
- Director of Wisconsin Energy Corporation since 1987, Wisconsin Electric Power Company since 1985, and Wisconsin Gas LLC since 2000.

Mr. Bergstrom has over 25 years of experience as CEO of Bergstrom Corporation, one of the Top 50 automotive dealership groups in America, with dealerships across eastern Wisconsin, including several in We Energies' utility service territories. Therefore, Mr. Bergstrom provides the Board experience and insight with respect to understanding the needs of the Company's retail customers, as well as Wisconsin's regulatory and political environment. As the CEO of a large, diverse retailer, Mr. Bergstrom has a deep understanding of executive compensation issues and challenges. Mr. Bergstrom also provides the Board with insight gained from his 25 years of service as a director on WEC's and its subsidiaries' Boards, over 50 years of combined experience as a director on the boards of several other publicly traded U.S. corporations, and past or present directorships on the boards of several regional non-profit entities, including the Green Bay Packers, Inc.



Barbara L. Bowles. Age 62.

- Profit Investment Management – Retired Vice Chair. Served as Vice Chair from January 2006 until retirement in December 2007. Profit Investment Management is an investment advisory firm.
- The Kenwood Group, Inc. – Retired Chairman. Served as Chairman from 2000 until June 2006 when The Kenwood Group, Inc. merged into Profit Investment Management. Chief Executive Officer from 1989 to December 2005.
- Director of Black & Decker Corporation since 1993; and Director of Hospira, Inc. since 2008.
- Director of Dollar General Corporation from 2000 to 2007; and Director of Georgia Pacific Corporation from 2000 to 2005.
- Director of Wisconsin Energy Corporation and Wisconsin Electric Power Company since 1998, and Wisconsin Gas LLC since 2000.

As founder, president and CEO of The Kenwood Group, Inc., a Chicago-based investment advisory firm that managed pension funds for corporations, public institutions and endowments, Ms. Bowles has over 19 years of investment advisory experience. Before founding The Kenwood Group, Ms. Bowles, who is a Chartered Financial Analyst, was a chief investor relations officer for two Fortune 50 companies. Prior to that, she served as a portfolio manager and utility analyst for more than 10 years. With this combined experience, Ms. Bowles is uniquely qualified to provide perspective to the Board as to what issues are important to large investors, particularly what is important to analysts covering the Company's industry. Ms. Bowles also served as chief compliance officer with The Kenwood Group prior to its merger with Profit Investment Management, through which she gained a deep understanding of corporate governance issues and concerns. This experience is invaluable for Ms. Bowles' positions as chair of the WEC Corporate Governance Committee and presiding independent director. Ms. Bowles' service as a director of other public companies, including service on several audit and finance committees, provides a resource to the Board in discussions of issues facing the Company.



Patricia W. Chadwick. Age 61.

- Ravengate Partners, LLC – President since 1999. Ravengate Partners, LLC provides businesses and not-for-profit institutions with advice about the financial markets.
- Director of AMICA Mutual Insurance Company since 1992; Director of ING Mutual Funds since 2006; and Director of The Royce Funds since December 2009.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2006.

Ms. Chadwick, who is a Chartered Financial Analyst, was an investment professional/portfolio manager or principal for 30 years, and served as a director of research for four of those years. Since 1999, Ms. Chadwick has been president of Ravengate Partners, LLC, a firm that provides businesses and not-for-profit institutions with advice about the economy and the financial markets. As indicated above, Ms. Chadwick currently serves as a director on the boards of two registered investment companies. She has served as the Chair of multiple committees at AMICA Mutual Insurance Company, including the Audit and Nominating and Governance Committees (which she currently chairs). She is also the Chair of the Domestic Investment Review Committee at ING Mutual Funds and serves on the Audit Committees for ING and Royce Funds and the Finance Committee for AMICA. Ms. Chadwick's career and experience allow her to provide needed advice and insight to the Board on the capital markets. This perspective is valuable to WEC and its subsidiaries, which operate in a capital-intensive industry and must consistently access the capital markets. In addition, Ms. Chadwick's service on the Board of AMICA has provided her with experience in dealing with insurance risk management issues.



Robert A. Cornog. Age 69.

- Snap-on Incorporated – Retired Chairman of the Board, President and Chief Executive Officer. Served as President and Chief Executive Officer from 1991 until 2001 and as Chairman from 1991 until 2002. Snap-on Incorporated is a developer, manufacturer and distributor of professional hand and power tools, diagnostic and shop equipment, and tool storage products.
- Director of Johnson Controls, Inc. since 1992.
- Director of Oshkosh Corporation from 2005 to 2009.
- Director of Wisconsin Energy Corporation since 1993, Wisconsin Electric Power Company since 1994, and Wisconsin Gas LLC since 2000.

Mr. Cornog served as president and CEO of Snap-on Incorporated for 10 years. Snap-on is a Wisconsin-based manufacturer with significant operations in We Energies' utility service territories. Therefore, Mr. Cornog provides perspective as to the issues facing the Company's large commercial and industrial retail customers, as well as experience in navigating Wisconsin's regulatory and political environment. Mr. Cornog served for five years as a member of the Risk Committee while at Snap-on Incorporated where he identified, assessed and managed company risk. Mr. Cornog brings this experience to the Board and the Audit and Oversight Committee on which he serves. Mr. Cornog also has more than 17 years of service as a director on WEC's Board, including over 12 years of service on WEC's Audit and Oversight Committee, and over 20 years of combined experience as a director on the boards of two other publicly traded U.S. corporations headquartered in Wisconsin.



Curt S. Culver. Age 57.

- MGIC Investment Corporation – Chairman since 2005, Chief Executive Officer since 2000, and President from 1999 to January 2006. MGIC Investment Corporation is the parent of Mortgage Guaranty Insurance Corporation.
- Mortgage Guaranty Insurance Corporation – Chairman since 2005, Chief Executive Officer since 1999, and President from 1996 to January 2006. Mortgage Guaranty Insurance Corporation is a private mortgage insurance company.
- Director of MGIC Investment Corporation since 1999.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2004.

Mr. Culver's experience as Chairman and CEO of MGIC, which is headquartered in Milwaukee, Wisconsin, not only provides the Board with expertise in the financial markets and risk assessment and management, but also knowledge of the challenges and issues facing a public company headquartered in the same city as the Company. In addition, with his experience in the insurance industry, Mr. Culver is in a position to advise the Finance Committee on the Company's insurance program and its effect on overall risk management. Mr. Culver also has past and present experience serving on the boards of numerous Milwaukee-area non-profit and two private, regional for-profit entities.



Thomas J. Fischer. Age 62.

- Fischer Financial Consulting LLC – Principal since 2002. Fischer Financial Consulting LLC provides consulting on corporate financial, accounting, and governance matters.
- Arthur Andersen LLP – Retired as Managing Partner of the Milwaukee office and Deputy Managing Partner for the Great Plains Region in 2002. Served as Managing Partner from 1993 and as Partner from 1980. Arthur Andersen LLP was an independent public accounting firm.
- Director of Actuant Corporation since 2003; Director of Badger Meter, Inc. since 2003; and Director of Regal-Beloit Corporation since 2004.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2005.

As Principal of Fischer Financial Consulting LLC, Mr. Fischer has provided consulting services to publicly traded companies in the areas of corporate financial, accounting and governance matters since 2002. Prior to this, Mr. Fischer, who is a Certified Public Accountant, worked for Arthur Andersen, a large, international independent public accounting firm, for 33 years, the last 20 as a partner responsible for services provided to large, complex public and private companies and several public utility audits. Combined with Mr. Fischer's service as a director and member of the audit committee of three other Wisconsin-based public companies, Mr. Fischer provides the Board with a deep understanding of corporate governance issues, accounting and auditing matters, including financial reporting and regulatory compliance, and risk assessment and management. In light of this extensive experience, he is chair of the Audit and Oversight Committee.



Gale E. Klappa. Age 59.

- Wisconsin Energy Corporation – Chairman of the Board and Chief Executive Officer since May 2004. President since April 2003.
- Wisconsin Electric Power Company – Chairman of the Board since May 2004. President and Chief Executive Officer since August 2003.
- Wisconsin Gas LLC – Chairman of the Board since May 2004. President and Chief Executive Officer since August 2003.
- Director of Badger Meter, Inc. since February 2010; and Director of Joy Global Inc. since 2006.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2003.

As Chief Executive Officer and President of WEC and its two principal utility subsidiaries, Mr. Klappa represents and communicates management's perspective to the Board. Mr. Klappa provides the Board with an understanding of the day-to-day operations of the Company, and, in turn, communicates the Board's vision and direction for the Company to the other officers and management. Mr. Klappa has more than 35 years of experience working in the public utility industry, the last 17 at a senior executive level. Immediately prior to joining WEC in 2003, Mr. Klappa served as Executive Vice President and Chief Financial Officer at The Southern Company, a public utility holding company serving the southeastern United States. Mr. Klappa also served in various other positions during his tenure at Southern, including Treasurer and Chief Strategic Officer. Mr. Klappa currently serves on the boards of Edison Electric Institute, an association of U.S. shareholder-owned electric companies, and Electric Power Research Institute, an independent, non-profit research company performing research, development and demonstration in the electricity sector.



Ulice Payne, Jr. Age 54.

- Addison-Clifton, LLC – Managing Member since 2004. Addison-Clifton, LLC provides global trade compliance advisory services.
- Milwaukee Brewers Baseball Club, Inc. – President and Chief Executive Officer from 2002 to 2003.
- Director of Badger Meter, Inc. since 2000; Director of Manpower Inc. since 2007; and Trustee of The Northwestern Mutual Life Insurance Company since 2005.
- Director of Midwest Air Group, Inc. from 1998 to 2008; and Director of State Financial Services Corporation from 1998 to 2005.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2003.

Mr. Payne has extensive leadership experience within the local community and the state of Wisconsin, previously serving as president and CEO of the Milwaukee Brewers Baseball Club, Inc., as managing partner of the Milwaukee office of Foley & Lardner, a Milwaukee-based law firm, and as Securities Commissioner for the state of Wisconsin. In addition, Mr. Payne is and has been involved in numerous Milwaukee-area non-profit entities, including serving as past chair of the Bradley Center Sports and Entertainment Corporation. Therefore, Mr. Payne is able to provide the Board with a unique perspective on the issues and challenges affecting the local Milwaukee community as a whole as well as a broad spectrum of the Company's customers. As a result of these positions, Mr. Payne also has experience in operating in the same regulatory and political environment as the Company. Mr. Payne presently advises on global trade compliance as Managing Member of Addison-Clifton, LLC, where Mr. Payne consistently deals with public policy and compliance matters, experience he brings to the Board. In addition, Mr. Payne's past and present directorship experience includes service as a member of either the audit or finance committee at each of these companies, which is beneficial to the Board.



Frederick P. Stratton, Jr. Age 70.

- Briggs & Stratton Corporation – Chairman Emeritus since 2003. Chairman of the Board from 2001 to 2003. Chairman and Chief Executive Officer from 1986 until 2001. Chief Executive Officer from 1977 until 1986. Briggs & Stratton Corporation is a manufacturer of small gasoline engines.
- Director of Baird Funds, Inc. since 2004; and Director of Weyco Group, Inc. since 1976.
- Director of Midwest Air Group, Inc. from 1986 to 2007.
- Director of Wisconsin Energy Corporation since 1987, Wisconsin Electric Power Company since 1986, and Wisconsin Gas LLC since 2000.

Mr. Stratton has held leadership positions, including 24 years as CEO, in Briggs & Stratton Corporation, a manufacturer headquartered in Milwaukee, Wisconsin, and with significant operations in We Energies' utility service territories. As a result, Mr. Stratton provides the Board with perspective as to the issues facing the Company's large commercial and industrial retail customers, as well as experience working in Wisconsin's regulatory and political environment. As the former CEO of a large public corporation, Mr. Stratton has a deep understanding of the executive compensation issues and challenges the Company faces, as well as the challenges a public corporation can face raising capital. Mr. Stratton also brings to the Board his 24 years of service as a director on WEC's and its subsidiaries' Boards, and over 60 years of combined experience as a director on the boards of three other publicly traded U.S. corporations headquartered in Wisconsin, including service on the audit committee for two of those companies.

PROPOSAL 2: RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR 2010

The Audit and Oversight Committee of the Board of Directors has sole authority to select, evaluate and, where appropriate, terminate and replace the independent auditors. The Audit and Oversight Committee has appointed Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2010. The Committee believes that stockholder ratification of this matter is important considering the critical role the independent auditors play in maintaining the integrity of the Company's financial statements. If stockholders do not ratify the selection of Deloitte & Touche LLP, the Audit and Oversight Committee will reconsider the selection.

Deloitte & Touche LLP also served as the independent auditors for the Company for the last eight fiscal years beginning with the fiscal year ended December 31, 2002.

Representatives of Deloitte & Touche LLP are expected to be present at the Meeting. They will have an opportunity to make a statement if they so desire and are expected to respond to appropriate questions that may be directed to them.

The appointment of Deloitte & Touche LLP as independent auditors for 2010 will be ratified if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal. Accordingly, presuming a quorum is present, abstentions and broker non-votes will have no effect on the outcome of this proposal.

The Board of Directors recommends that you vote "FOR" the ratification of Deloitte & Touche LLP as independent auditors for 2010.

INDEPENDENT AUDITORS' FEES AND SERVICES

Pre-Approval Policy. The Audit and Oversight Committee has a formal policy delineating its responsibilities for reviewing and approving, in advance, all audit, audit-related, tax and other services of the independent auditors. The Committee is committed to ensuring the independence of the auditors, both in appearance as well as in fact.

Under the pre-approval policy, before engagement of the independent auditors for the next year's audit, the independent auditors will submit a description of services anticipated to be rendered for the Committee to approve. Annual pre-approval will be deemed effective for a period of twelve months from the date of pre-approval, unless the Committee specifically provides for a different period. A fee level will be established for all permissible non-audit services. Any proposed non-audit services exceeding this level will require additional approval by the Committee.

The Audit and Oversight Committee delegated pre-approval authority to the Committee's Chair. The Committee Chair shall report any pre-approval decisions at the next scheduled Committee meeting. Under the pre-approval policy, the Committee shall not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

Under the pre-approval policy, prohibited non-audit services are services prohibited by the Securities and Exchange Commission or by the Public Company Accounting Oversight Board to be performed by the Company's independent auditors. These services include bookkeeping or other services related to the accounting records or financial statements of the Company, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources, broker-dealer, investment advisor or investment banking services, legal services and expert services unrelated to the audit, services provided for a contingent fee or commission and services related to planning, marketing or opining in favor of the tax treatment of a confidential transaction or an aggressive tax position transaction that was initially recommended, directly or indirectly, by the independent auditors. In addition, the Committee has determined that the independent auditors may not provide any services, including personal financial counseling and tax services, to any officer or other employee of the Company who serves in a financial reporting oversight role or to the chair of the Audit and Oversight Committee or to an immediate family member of these individuals, including spouses, spousal equivalents and dependents.

Fee Table. The following table shows the fees, all of which were pre-approved by the Audit and Oversight Committee, for professional audit services provided by Deloitte & Touche LLP for the audit of the annual financial statements of the Company and its subsidiaries for fiscal years 2009 and 2008 and fees for other services rendered during those periods. No fees were paid to Deloitte & Touche LLP pursuant to the "de minimus" exception to the pre-approval policy permitted under the Securities Exchange Act of 1934, as amended.

	2009	2008
Audit Fees (1)	$1,654,525	$1,703,570
Audit-Related Fees (2)	32,000	--
Tax Fees (3)	37,439	700,835
All Other Fees (4)	1,750	4,171
Total	$1,725,714	$2,408,576

(1) *Audit Fees* consist of fees for professional services rendered in connection with the audits of (1) the annual financial statements of the Company and its subsidiaries, and (2) the effectiveness of internal control over financial reporting. This category also includes reviews of financial statements included in Form 10-Q filings of the Company and its subsidiaries and services normally provided in connection with statutory and regulatory filings or engagements.

(2) *Audit-Related Fees* consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." These services normally include consultations regarding implementation of accounting standards.

(3) *Tax Fees* consist of fees for professional services rendered with respect to federal and state tax compliance and tax advice. During 2008, this included tax strategy consulting for the utilities.

(4) *All Other Fees* consist of costs for certain employees to attend accounting/tax seminars hosted by Deloitte & Touche LLP.

CORPORATE GOVERNANCE – FREQUENTLY ASKED QUESTIONS

Does WEC have Corporate Governance Guidelines?

Yes, since 1996 the Board has maintained Corporate Governance Guidelines that provide a framework under which it conducts business. The Corporate Governance Committee reviews the Guidelines annually to ensure that the Board is providing effective governance over the affairs of the Company. The Guidelines are available in the "Governance" section of the Company's Website at www.wisconsinenergy.com and are available in print to any stockholder who requests them in writing from the Corporate Secretary.

How are directors determined to be independent?

No director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the Company. The Corporate Governance Guidelines provide that the Board should consist of at least a two-thirds majority of independent directors.

What are the Board's standards of independence?

The guidelines the Board uses in determining director independence are located in Appendix A of the Corporate Governance Guidelines. These standards of independence, which are summarized below, include those established by the New York Stock Exchange as well as a series of standards that are more comprehensive than New York Stock Exchange requirements. A director will be considered independent by the Board if the director:

- has not been an employee of the Company for the last five years;
- has not received, in the past three years, more than $120,000 per year in direct compensation from the Company, other than director fees or deferred compensation for prior service;
- is not a current partner or employee of a firm that is the Company's internal or external auditor, was not within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time, or has no immediate family member who is a current employee of such a firm and personally works on the Company's audit;
- has not been an executive officer, in the past three years, of another company where any of the Company's present executives at the same time serves or served on that other company's compensation committee;
- in the past three years, has not been an employee of a company that makes payments to, or receives payments from, the Company for property or services in an amount which in any single fiscal year is the greater of $1 million or 2% of such other company's consolidated gross revenues;
- has not received, in the past three years, remuneration, other than *de minimus* remuneration, as a result of services as, or being affiliated with an entity that serves as, an advisor, consultant, or legal counsel to the Company or to a member of the Company's senior management, or a significant supplier of the Company;
- has no personal service contract(s) with the Company or any member of the Company's senior management;
- is not an employee or officer with a not-for profit entity that receives 5% or more of its total annual charitable awards from the Company;
- has not had any business relationship with the Company, in the past three years, for which the Company has been required to make disclosure under certain rules of the Securities and Exchange Commission;
- is not employed by a public company at which an executive officer of the Company serves as a director; and
- does not have any beneficial ownership interest of 5% or more in an entity that has received remuneration, other than *de minimus* remuneration, from the Company, its subsidiaries or affiliates.

The Board also considers whether a director's immediate family members meet the above criteria, as well as whether a director has any relationships with WEC's affiliates for certain of the above criteria, when determining the director's independence. Any relationship between a director and the Company not meeting the above criteria is considered an immaterial relationship with the Company for purposes of determining independence.

Who are the independent directors?

The Board has affirmatively determined that Directors Bergstrom, Bowles, Chadwick, Cornog, Culver, Fischer, Payne and Stratton have no relationships within the Board's standards of independence noted above and otherwise have no material relationships with WEC and are independent. This represents 89% of the Board. Director Klappa is not independent due to his present employment with WEC.

What are the committees of the Board?

The Board of Directors has the following committees: Audit and Oversight, Compensation, Corporate Governance, Finance, and Executive.

All committees, except the Executive Committee, operate under a charter approved by the Board. A copy of each committee charter is posted in the "Governance" section of the Company's Website at www.wisconsinenergy.com and is available in print to any stockholder who requests it in writing from the Corporate Secretary. The members and the responsibilities of each committee are listed later in this proxy statement under the heading "Committees of the Board of Directors."

Are the Audit and Oversight, Corporate Governance and Compensation Committees comprised solely of independent directors?

Yes, these committees are comprised solely of independent directors, as determined under New York Stock Exchange rules and the Board's Corporate Governance Guidelines.

In addition, the Board has determined that each member of the Audit and Oversight Committee is independent under the rules of the New York Stock Exchange applicable to audit committee members. The Audit and Oversight Committee is a separately designated committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

Is the office of CEO combined with the office of Chairman of the Board?

Consistent with WEC's Bylaws and its Corporate Governance Guidelines, the Board retains the right to exercise its discretion in combining or separating the offices of Chief Executive Officer and Chairman of the Board. Given the uniqueness and complexity of the Company's industry, operations and regulatory environment, the Board believes that having a combined CEO and Chairman is the appropriate structure for the Company. This combined structure provides the Company with clear leadership and a single voice in implementation of its strategy and in leading discussions at the Board level.

The Board currently does not appoint a lead independent director; however, Director Bowles, the chair of the Corporate Governance Committee, acts as presiding director whenever the independent directors meet in executive session without any management present. The Board believes that such leadership evolves naturally and may vary depending upon the issue under consideration. Therefore, the appointment of a lead independent director is not necessary.

Do the non-management directors meet separately from management?

Yes, at every regularly scheduled Board meeting non-management (non-employee) directors meet in executive session without any management present. All non-management directors are independent. The chair of the Corporate Governance Committee, currently Director Bowles, presides at these sessions.

What is the Board's role in risk oversight?

The Board oversees our risk environment and has delegated specific risk monitoring responsibilities to the Audit and Oversight Committee and the Finance Committee as described in each committee's charter. Both of these committees routinely report back to the Board. The Board and its committees also periodically receive briefings from management on specific areas of risk as well as emerging risks to the enterprise.

The Audit and Oversight Committee periodically hears reports from management on the Company's major risk exposures in such areas as compliance, environmental, legal/litigation and ethical conduct and steps taken to monitor and control such exposures. This committee also devotes at least one meeting annually to risk oversight. The Finance Committee discusses the Company's risk assessment and risk management policies, and provides oversight of insurance matters to ensure that its risk management program is functioning properly. Both committees have direct access to, and meet as needed with, Company representatives without other management present to discuss matters related to risk management.

The CEO, who is ultimately responsible for managing risk, routinely reports to the Board on risk-related matters. The Company has implemented a quarterly process in which business unit leaders are to identify existing, new or emerging issues or changes within their business area that could have enterprise implications and report them to the Enterprise Risk Management Committee. This committee is comprised of management employees who are responsible for his or her business unit and is tasked with ensuring that these risks and opportunities are appropriately addressed. In addition, the Company has established a Compliance Risk Steering Committee, comprised of senior level management employees, whose purpose is to foster an enterprise-wide approach to managing compliance. The results of each of these risk-management efforts are reported to the CEO and to the Board or its appropriate committee.

How can interested parties contact the members of the Board?	Correspondence may be sent to the directors, including the non-management directors, in care of the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201. All communication received as set forth above will be opened by the Corporate Secretary for the sole purpose of confirming the contents represent a message to the Company's directors. Pursuant to instructions from the Board of Directors, all communication, other than advertising, promotion of a product or service, or patently offensive material, will be forwarded promptly to the addressee.
Does the Company have a written code of ethics?	Yes, all WEC directors, executive officers and employees, including the principal executive, financial and accounting officers, have a responsibility to comply with WEC's Code of Business Conduct, to seek advice in doubtful situations and to report suspected violations. WEC's Code of Business Conduct addresses, among other things: conflicts of interest; confidentiality; fair dealing; protection and proper use of Company assets; and compliance with laws, rules and regulations (including insider trading laws). The Company has not provided any waiver to the Code for any director, executive officer or other employee. The Code of Business Conduct is posted in the "Governance" section of the Company's Website at www.wisconsinenergy.com. It is also available in print to any stockholder upon request in writing to the Corporate Secretary. The Company has several ways employees can raise questions concerning WEC's Code of Business Conduct and other Company policies. As one reporting mechanism, the Company has contracted with an independent call center for employees to confidentially report suspected violations of the Code of Business Conduct or other concerns, including those regarding accounting, internal accounting controls or auditing matters.
Does the Company have policies and procedures in place to review and approve related party transactions?	All employees of WEC, including executive officers, and members of the Board are required to comply with WEC's Code of Business Conduct. The Code addresses, among other things, what actions are required when potential conflicts of interest may arise, including those from related party transactions. Specifically, executive officers and members of the Board are required to obtain approval of the Audit and Oversight Committee chair (1) before obtaining any financial interest in or participating in any business relationship with any company, individual or concern doing business with WEC or any of its subsidiaries, (2) before participating in any joint venture, partnership or other business relationship with WEC or any of its subsidiaries, and (3) before serving as an officer or member of the board of any substantial outside for-profit organization (except the Chief Executive Officer must obtain the approval of the full Board before doing so and members of the Board of Directors must obtain the prior approval of the Corporate Governance Committee). Executive officers must obtain the prior approval of the Chief Executive Officer before accepting a position with a substantial non-profit organization; members of the Board must notify the Compliance Officer when joining the board of a substantial non-profit organization, but do not need to obtain prior approval. In addition, WEC's Code of Business Conduct requires employees and directors to notify the Compliance Officer of situations where family members are a supplier or significant customer of WEC or employed by one. To the extent the Compliance Officer deems it appropriate, she will consult with the Audit and Oversight Committee chair in situations involving executive officers and members of the Board.
Does the Board evaluate CEO performance?	Yes, the Compensation Committee, on behalf of the Board, annually evaluates the performance of the CEO and reports the results to the Board. As part of this practice, the Compensation Committee obtains from each non-employee director his or her opinion and input on the CEO's performance. The CEO is evaluated in a number of areas including leadership, vision, financial stewardship, strategy development, management development, effective communication with constituencies, demonstrated integrity and effective representation of the Company in community and industry affairs. The chair of the Compensation Committee shares the evaluation results with the CEO. The process is also used by the Committee to determine appropriate compensation for the CEO. This procedure allows the Board to evaluate the CEO and to communicate the Board's expectations.

Does the Board evaluate its own performance?	Yes, the Board annually evaluates its own collective performance. Each director is asked to consider the performance of the Board on such things as: the establishment of appropriate corporate governance practices; providing appropriate oversight for key affairs of the Company (including its strategic plans, long-range goals, financial and operating performance, risks to the enterprise and customer satisfaction initiatives); communicating the Board's expectations and concerns to the CEO; overseeing opportunities critical to the Company; and operating in a manner that ensures open communication, candid and constructive dialogue as well as critical questioning. The Corporate Governance Committee uses the results of this process as part of its annual review of the Corporate Governance Guidelines and to foster continuous improvement of the Board's activities.
Is Board committee performance evaluated?	Yes, each committee, except the Executive Committee, conducts an annual performance evaluation of its own activities and reports the results to the Board. The evaluation compares the performance of each committee with the requirements of its charter. The results of the annual evaluations are used by each committee to identify both its strengths and areas where its governance practices can be improved. Each committee may adjust its charter, with Board approval, based on the evaluation results.
Are all the members of the Audit Committee financially literate and does the committee have an "audit committee financial expert"?	Yes, the Board has determined that all of the members of the Audit and Oversight Committee are financially literate as required by New York Stock Exchange rules and qualify as audit committee financial experts within the meaning of Securities and Exchange Commission rules. Director Fischer serves on the audit committee of three other public companies. The Board determined that his service on these other audit committees will not impair Director Fischer's ability to effectively serve on the Audit and Oversight Committee. No other member of the Audit and Oversight Committee serves as an audit committee member of more than three public companies. For this purpose, the Company considers service on the audit committees of Wisconsin Energy Corporation and Wisconsin Electric Power Company to be service on the audit committee of one public company because of the commonality of the issues considered by those committees.
What are the principal processes and procedures used by the Compensation Committee to determine executive and director compensation?	One of the principal responsibilities of the Compensation Committee is to provide a competitive, performance-based executive and director compensation program. This includes: (1) determining and periodically reviewing the Committee's compensation philosophy; (2) determining and reviewing the compensation paid to executive officers (including base salaries, incentive compensation and benefits); (3) overseeing the compensation and benefits to be paid to other officers and key employees; and (4) establishing and administering the Chief Executive Officer compensation package. The Compensation Committee is also charged with administering the compensation package of WEC's non-employee directors. Although it has not chosen to do so, the Committee may delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. WEC engaged (outside of the Compensation Committee) Towers Watson (f/k/a Towers Perrin), a compensation consulting firm, to provide the Compensation Committee and Chief Executive Officer with compensation data regarding general industry and the energy services industry. Although the Compensation Committee relies on this compensation data, Towers Watson does not recommend the amount or form of executive or director compensation. While Towers Watson was not engaged directly by the Compensation Committee, the Committee has unrestricted access to Towers Watson and may retain its own compensation consultant at its discretion. The Chief Executive Officer, after reviewing the compensation data compiled by Towers Watson and each executive officer's individual experience, performance, responsibility and contribution to the results of the Company's operations, makes compensation recommendations to the Committee for all executive officers other than himself. The Compensation Committee is free to make adjustments to such recommendations as it deems appropriate. For more information regarding our executive compensation processes and procedures, please refer to the "Compensation Discussion and Analysis" later in this proxy statement.
Does the Board have a nominating committee?	Yes, the Corporate Governance Committee is responsible for, among other things, identifying and evaluating director nominees. The chair of the Committee coordinates this effort. The Board has determined that all members of the Corporate Governance Committee are independent under New York Stock Exchange rules applicable to nominating committee members.

What is the process used to identify director nominees and how do I recommend a nominee to the Corporate Governance Committee?	Candidates for director nomination may be proposed by stockholders, the Corporate Governance Committee and other members of the Board. The Committee may pay a third party to identify qualified candidates; however, no such firm was engaged with respect to the nominees listed in this proxy statement. No stockholder nominations or recommendations for director candidates were received. Stockholders wishing to propose director candidates for consideration and recommendation by the Corporate Governance Committee for election at the 2011 Annual Meeting of Stockholders must submit the candidates' names and qualifications to the Corporate Governance Committee no later than November 1, 2010, via the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201.
What are the criteria and processes used to evaluate director nominees?	The Corporate Governance Committee has established criteria for evaluating all director candidates, which are reviewed annually. As set forth in the Company's Corporate Governance Guidelines, these include: proven integrity, mature and independent judgment, vision and imagination, ability to objectively appraise problems, ability to evaluate strategic options and risks, sound business experience and acumen, relevant technological, political, economic or social/cultural expertise, social consciousness, achievement of prominence in career, familiarity with national and international issues affecting the Company's businesses, contribution to the Board's desired diversity and balance and availability to serve for five years before reaching the directors' retirement age of 72. The Committee strives to recommend candidates who each bring a unique perspective to the Board in order to contribute to the collective diversity of the Board. Although there is no specific diversity policy, the Board believes that a diverse board contributes to effective governance over the affairs of the Company for the benefit of its stockholders. Several factors are considered by the Committee to ensure the entire Board collectively embraces a wide variety of characteristics, including professional background, experience, skills and knowledge as well as the criteria listed above. Each candidate will generally exhibit different and varying degrees of these characteristics. In evaluating director candidates, the Corporate Governance Committee reviews potential conflicts of interest, including interlocking directorships and substantial business, civic and/or social relationships with other members of the Board that could impair the prospective Board member's ability to act independently from the other Board members and management. The Bylaws state that directors shall be stockholders of WEC. Once a person has been identified by the Corporate Governance Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Committee determines that the candidate warrants further consideration, the chair or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Committee requests information from the candidate, reviews the person's accomplishments and qualifications and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons who may have greater firsthand knowledge of the candidate's accomplishments. The Committee evaluates all candidates, including those proposed by stockholders, using the criteria and process described above. The process is designed to provide the Board with a diversity of experience and stability to allow it to effectively meet the many challenges WEC faces in today's changing business environment.

What is the deadline for stockholders to submit proposals for the 2011 Annual Meeting of Stockholders?	Stockholders who intend to have a proposal considered for inclusion in the Company's proxy materials for presentation at the 2011 Annual Meeting of Stockholders must submit the proposal to the Company no later than November 26, 2010. Stockholders who intend to present a proposal at the 2011 Annual Meeting of Stockholders without inclusion of such proposal in the Company's proxy materials, or who propose to nominate a person for election as a director at the 2011 Annual Meeting, are required to provide notice of such proposal or nomination, containing the information required by the Company's Bylaws, to the Company at least 70 days and not more than 100 days prior to the scheduled date of the 2011 Annual Meeting of Stockholders. The 2011 Annual Meeting of Stockholders is tentatively scheduled for May 5, 2011. Correspondence in this regard should be directed to the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201.
What is WEC's policy regarding director attendance at annual meetings?	All directors are expected to attend the Company's annual meetings of stockholders. All directors attended the 2009 Annual Meeting.
Where can I find more information about WEC corporate governance?	The Company's Website, www.wisconsinenergy.com, contains information on the Company's governance activities. The site includes the Code of Business Conduct, Corporate Governance Guidelines, Board committee charters and other useful information. As policies are continually evolving, the Company encourages you to visit the website periodically. Copies of these documents may also be requested in writing from the Corporate Secretary.

COMMITTEES OF THE BOARD OF DIRECTORS

Members	Principal Responsibilities; Meetings
Audit and Oversight Thomas J. Fischer, Chair John F. Bergstrom Barbara L. Bowles Patricia W. Chadwick Robert A. Cornog	• Oversee the integrity of the financial statements. • Oversee management compliance with legal and regulatory requirements. • Review, approve and evaluate the independent auditors' services. • Oversee the performance of the internal audit function and independent auditors. • Review the Company's risk exposure in such areas as compliance, environmental, legal/litigation and ethical conduct. • Prepare the report required by the SEC for inclusion in the proxy statement. • Establish procedures for the submission of complaints and concerns regarding WEC's accounting or auditing matters. • The Committee conducted six meetings in 2009.
Compensation John F. Bergstrom, Chair Ulice Payne, Jr. Frederick P. Stratton, Jr.	• Identify through succession planning potential executive officers. • Provide a competitive, performance-based executive and director compensation program. • Set goals for the CEO, annually evaluate the CEO's performance against such goals and determine compensation adjustments based on whether these goals have been achieved. • The Committee conducted five meetings in 2009, including one joint meeting with the Corporate Governance Committee, and executed one signed, written unanimous consent.
Corporate Governance Barbara L. Bowles, Chair Robert A. Cornog Curt S. Culver Frederick P. Stratton, Jr.	• Establish and review the Corporate Governance Guidelines to ensure the Board is effectively performing its fiduciary responsibilities to stockholders. • Identify and recommend candidates to be named as nominees of the Board for election as directors. • Lead the Board in its annual review of the Board's performance. • The Committee conducted three meetings in 2009, including one joint meeting with the Compensation Committee.
Finance Curt S. Culver, Chair Patricia W. Chadwick Ulice Payne, Jr. Frederick P. Stratton, Jr.	• Review and monitor the Company's current and long-range financial policies and strategies, including its capital structure and dividend policy. • Authorize the issuance of corporate debt within limits set by the Board. • Discuss policies with respect to risk assessment and risk management. • Review, approve and monitor the Company's capital and operating budgets. • The Committee conducted three meetings in 2009.

The Board also has an Executive Committee which may exercise all powers vested in the Board except action regarding dividends or other distributions to stockholders, filling Board vacancies and other powers which by law may not be delegated to a committee or actions reserved for a committee comprised of independent directors. The members of the Executive Committee are Gale E. Klappa (Chair), John F. Bergstrom, Barbara L. Bowles, Robert A. Cornog and Frederick P. Stratton, Jr. The Executive Committee did not meet in 2009.

In addition to the number of committee meetings listed in the preceding table, the Board met seven times in 2009 and executed one signed, written unanimous consent. The average meeting attendance during the year was 94.6%. No director attended fewer than 76% of the total number of meetings of the Board and Board committees on which he or she served.

AUDIT AND OVERSIGHT COMMITTEE REPORT

The Audit and Oversight Committee, which is comprised solely of independent directors, oversees the integrity of the financial reporting process on behalf of the Board of Directors of Wisconsin Energy Corporation. In addition, the Committee oversees compliance with legal and regulatory requirements. The Committee operates under a written charter approved by the Board of Directors, which can be found in the "Governance" section of the Company's Website at www.wisconsinenergy.com.

The Committee is also responsible for the appointment, compensation, retention and oversight of the Company's independent auditors, as well as the oversight of the Company's internal audit function. The Committee selected Deloitte & Touche LLP to remain as the Company's independent auditors for 2010, subject to stockholder ratification.

Management is responsible for the Company's financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles and the system of internal controls and procedures designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon.

The Committee held six meetings during 2009. Meetings are designed to facilitate and encourage open communication among the members of the Committee, management, the internal auditors and the Company's independent auditors, Deloitte & Touche LLP. During these meetings, we reviewed and discussed with management, among other items, the Company's unaudited quarterly and audited annual financial statements and the system of internal controls designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws. We reviewed the financial statements and the system of internal controls with the Company's independent auditors, both with and without management present, and we discussed with Deloitte & Touche LLP matters required by Statement of Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, we received the written disclosures and the letter relative to the auditors' independence from Deloitte & Touche LLP, as required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Committee concerning independence. The Committee discussed with Deloitte & Touche LLP its independence and also considered the compatibility of non-audit services provided by Deloitte & Touche LLP with maintaining its independence.

Based on these reviews and discussions, the Audit and Oversight Committee recommended to the Board of Directors that the audited financial statements be included in Wisconsin Energy Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and filed with the Securities and Exchange Commission.

Respectfully submitted to Wisconsin Energy Corporation stockholders by the Audit and Oversight Committee of the Board of Directors.

Thomas J. Fischer, Committee Chair
John F. Bergstrom
Barbara L. Bowles
Patricia W. Chadwick
Robert A. Cornog

COMPENSATION DISCUSSION AND ANALYSIS

General Overview. The primary objective of our executive compensation program is to provide a competitive, performance-based plan that enables the Company to attract and retain key individuals and to motivate them to achieve both the Company's long-term and short-term goals. Our program has been designed to provide a level of compensation that is strongly dependent upon the achievement of goals that are aligned with the interests of our stockholders and customers. As a result, a substantial portion of pay is at risk.

The following discussion provides an overview and analysis of our executive compensation program, including the role of the Compensation Committee of our Board of Directors, the elements of our executive compensation program, the purposes and objectives of these elements and the manner in which we established the compensation of our executive officers for fiscal year 2009.

References to "we", "us", "our" and "WEC" in this discussion and analysis mean Wisconsin Energy Corporation and its management, as applicable.

Compensation Committee. The Compensation Committee of our Board of Directors is responsible for making decisions regarding compensation for executive officers of WEC and its principal subsidiaries and for developing our executive compensation philosophy. The assessment of the Chief Executive Officer's performance and determination of the CEO's compensation are among the principal responsibilities of the Compensation Committee. The Compensation Committee also approves the compensation of each of our other executive officers and recommends the compensation of our Board of Directors, with input from the Corporate Governance Committee, for approval by the Board. In addition, the Compensation Committee administers our long-term incentive compensation programs, including the 1993 Omnibus Stock Incentive Plan, as amended, and the WEC Performance Unit Plan, as amended, which are discussed further below.

The Compensation Committee is comprised solely of directors who are "independent directors" under our corporate governance guidelines and the rules of the New York Stock Exchange. No member of the Compensation Committee is a current or former employee of WEC or its subsidiaries.

Elements of WEC's Executive Compensation Program. The principal goal of the Compensation Committee is to provide an executive compensation program that is competitive with programs of comparable employers, aligns management's incentives with the short-term and long-term interests of our stockholders and encourages the retention of top performers. To achieve this goal, in 2009 we compensated executives through a mix of compensation elements that included:

- annual base salary;
- annual cash incentive compensation (based principally on earnings and cash flow performance);
- long-term incentive compensation through a mix of: (1) stock options; (2) performance units; and (3) dividends on the performance units;
- retirement programs; and
- other employee benefit programs, including a limited number of executive perquisites.

In addition, under our compensation program, each executive officer is entitled to severance compensation if his or her employment is terminated in connection with a change in control of WEC.

With respect to each of these elements, we analyze market data provided by Towers Watson (f/k/a Towers Perrin), a compensation consulting firm retained by management, to help determine the appropriate levels of compensation for each named executive officer. A more detailed discussion of each of these elements and the extent to which we analyzed market data in establishing each individual element in 2009 is set forth below. Other than comparing each element of compensation with the appropriate market data and as otherwise described in this Compensation Discussion and Analysis, we do not have a formal policy with respect to the allocation of cash versus non-cash compensation or short-term versus long-term incentive compensation.

Competitive Data. As a general matter, we believe the labor market for WEC executive officers is consistent with that of general industry. Although we recognize our business is focused on the energy services industry, our goal is to have an executive compensation program that will allow us to be competitive in recruiting the most qualified candidates to serve as executive officers of the Company, including individuals who may be employed outside of the energy services industry. Further, in order to retain top performing executive officers, we believe our compensation practices must be competitive with those of general industry.

In order to confirm that our annual executive compensation is competitive with the market, we consider the market data obtained from Towers Watson. For 2009, Towers Watson provided us with compensation data from its 2009 Executive Compensation Data Bank, which contains information obtained from 428 companies of varying sizes in a wide range of businesses throughout general industry, including information from 98 companies within the "energy services" industry (i.e., companies with regulated and/or unregulated utility operations and independent power producers).

For Messrs. Klappa, Leverett and Fleming, the term "market median" means the median level for an executive officer serving in a comparable position in a comparably sized company (revenues of $3 billion to $6 billion) in general industry based on our analysis of the Towers Watson survey data. With respect to Mr. Kuester, given the nature of his position as principal executive officer of our electric utility generation operations, we consider the average of (1) the median level for an individual serving as the top generation officer of a company comparable in size to We Energies (revenues of $3 billion to $6 billion) in the energy services industry and (2) the median level for the chief executive officer in general industry in a business comparable in size to the generation operations of Wisconsin Energy. With respect to Ms. Rappé, given the scope of her responsibilities as Chief Administrative Officer of the Company, we consider the average of (1) the median level for an individual serving as the top administrative officer of a company comparable in size to We Energies in the energy services industry and (2) the median level for the top administrative officer in general industry in a business comparable in size to Wisconsin Energy.

Annual Base Salary. The annual base salary component of our executive compensation program provides each executive officer with a fixed level of annual cash compensation. We believe that providing annual cash compensation through a base salary is an established market practice and is a necessary component of a competitive compensation program.

In determining the annual base salaries to be paid to our named executive officers, we generally target base salaries to be within 10% of the market median for each named executive officer. The Compensation Committee may also, in its discretion, adjust base salaries outside of this 10% band when the Committee deems it appropriate. However, in light of the economic conditions in our service territories at the end of 2008 and the forecasted decline in 2009, the Compensation Committee agreed with Mr. Klappa's recommendation to freeze 2009 salaries at 2008 levels for all officers of the Company and its subsidiaries, including the named executive officers. Despite the freeze in base salaries, the Compensation Committee reviewed whether the named executive officers' 2009 base salaries were within 10% of the market median as it wanted to ensure WEC's compensation program remained competitive.

Other than for Mr. Leverett, the annual base salaries of the named executive officers were within 10% of the appropriate market median. The annual base salary for Mr. Leverett was 6.7% above our target range. We believe that Mr. Leverett's responsibilities and contributions vary widely from those of his counterparts within general industry, and thus, additional compensation is warranted. In addition to the normal responsibilities of a chief financial officer, Mr. Leverett's responsibilities include assisting in the development of a comprehensive corporate strategy (with a focus on all Company operations and affairs, not just finance), executing corporate divestitures and overseeing our investment in the American Transmission Company (which currently represents nearly ten percent of Wisconsin Energy's consolidated earnings).

In light of the continued deterioration in economic conditions in our service territories during 2009, the Compensation Committee agreed with Mr. Klappa's recommendation to freeze base salaries in 2010 for all officers, including the named executive officers. Therefore, the named executive officers' 2010 base salaries will remain frozen for the second consecutive year. Salaries for all management employees (other than officers) were frozen at 2009 levels.

Annual Cash Incentive Compensation. We provide annual cash incentive compensation through our Short-Term Performance Plan (STPP). The STPP provides for annual cash awards to named executive officers based upon the achievement of pre-established stockholder, customer and employee focused objectives. All payments under the plan are at risk. Payments are made only if performance goals are achieved, and awards may be less or greater than targeted amounts based on actual performance. Payments under the STPP are intended to reward achievement of short-term goals that contribute to stockholder value, as well as individual contributions to successful operations.

2009 Target Awards. Each year, the Compensation Committee approves a target level of compensation under the STPP for each of our named executive officers. This target level of compensation is expressed as a percentage of base salary. Each of Messrs. Klappa, Leverett and Kuester, and Ms. Rappé, has an employment agreement with WEC that specifies a minimum target level of compensation under the STPP based on a percentage of such executive officer's annual base salary. Under the terms of these employment agreements, the target award may not be adjusted below these minimum levels unless the Board of Directors or Compensation Committee takes action resulting in the lowering of target awards for the entire senior executive group. Mr. Fleming's employment agreement provides for a target level of compensation under the STPP equal to 70% of his annual base salary. The target levels contained in the employment agreements were negotiated and, we believe, consistent with market practice at the time the agreements were entered into. These target levels continue to be supported by market data.

For 2009, the Compensation Committee approved the following target awards under the STPP for each named executive officer, which are the same as those set forth in their employment agreements:

Executive Officer	Target STPP Award as a Percentage of Base Salary
Mr. Klappa	100%
Mr. Leverett	80%
Mr. Kuester	80%
Mr. Fleming	70%
Ms. Rappé	60%

For 2009, the possible payout for any named executive officer ranged from 0% of the target award to 210% of the target award, based on our performance.

2009 Performance Goals. The Compensation Committee adopted the 2009 STPP with a continued principal focus on financial results. In December 2008, the Compensation Committee approved the two primary performance measures to be used in 2009: (1) earnings per share from continuing operations (75% weight); and (2) cash flow (25% weight). We believe these measures are key indicators of financial strength and performance and are recognized as such by the investment community. In addition, because of the significant capital expenditures necessary for our continuing construction program, we feel cash flow is an important financial measurement for the Company. In January 2009, the Compensation Committee approved threshold level, target level, above target level and maximum payout level performance goals for each of these performance measures under the STPP. If the threshold level, target level, above target level or maximum payout level performance goal was achieved for both performance measures, officers participating in the STPP could receive 50%, 100%, 125% or 200%, respectively, of the target award. If the Company's performance falls between these payout levels, the vesting percentage is determined by interpolating on a straight line basis the appropriate vesting percentage.

The earnings per share from continuing operations goals for 2009 were a threshold level goal of $3.05 per share, a target level goal of $3.09 per share, an above target level goal of $3.11 per share and a maximum payout level goal of $3.16 per share. The performance goals for cash flow were set at a threshold level goal of ($626.6) million, a target level goal of ($602.0) million, an above target level goal of ($589.7) million and a maximum payout level goal of ($552.9) million.

The Compensation Committee evaluated five-year growth rates projected for the period from 2004 to 2009 for the companies included in the peer group used for purposes of performance units, discussed below. Based on these projected growth rates, the Compensation Committee believed that if the Company achieved earnings per share from continuing operations of $3.16 in 2009, or a 4.3% annual growth rate versus 2008 earnings per share from continuing operations of $3.03, the Company's five-year growth rate for the period from 2004 to 2009 would be in the top quartile of the peer group companies. As a result, the Compensation Committee set 4.3% growth, or $3.16 per share from continuing operations, as the level required to achieve the maximum payout on this goal. Based upon the level of growth needed to achieve maximum payout, the Compensation Committee then established the earnings per share from continuing operations goals for each remaining payout level using the following rates of growth: 0.5% to achieve the threshold level goal; 2.0% to achieve the target level goal; and 2.5% to achieve the above target level goal.

Once the Compensation Committee established the earnings per share performance levels (i.e., threshold level, target level, above target level and maximum payout level), it set the 100% (target level) cash flow target at the amount of cash flow estimated to be necessary to achieve earnings per share at the target level, which amount was approved by the Finance Committee of the Board of Directors. The Committee then set the above target level and maximum payout level for cash flow at approximately 2% and 8%, respectively, above the amount of cash flow required to achieve a target level payout; the threshold level for cash flow was set at approximately 4% below the target level of cash flow. Cash flow results of less than 4% below target would result in no payout for the cash flow goal. In the judgment of the Compensation Committee, these three cash flow targets reasonably represented the amount of cash flow necessary to achieve a combination of earnings per share performance and appropriate capital spending levels given the Company's construction program.

In December 2008 and January 2009, the Compensation Committee also approved operational performance measures and targets under the annual incentive plan. Annual incentive awards could be increased or decreased by up to 10% of the target award based upon the Company's performance in the operational areas of customer satisfaction (5% weight), supplier and workforce diversity (2.5%) and safety (2.5%). Although the Compensation Committee believes the achievement of financial performance goals are necessary, it also recognizes the importance of strong operational results to the success of the Company.

In addition to applying these financial and operational factors, the Compensation Committee retains the right to exercise discretion in adjusting awards under the STPP when it deems appropriate.

2009 Performance Under the STPP. In January 2010, the Compensation Committee reviewed our actual performance for 2009 against the financial and operational performance goals established under the STPP, subject to final audit. In 2009, the Company's financial performance satisfied the maximum payout level goals established for both earnings per share from continuing operations and cash flow. In 2009, our earnings per share from continuing operations were $3.20 per share and our cash flow was ($98.2) million. Cash flow is measured by subtracting cash used in investing activities, excluding an investment in our transmission affiliate and net proceeds from asset sales, from cash provided by operations. Our cash flow measure is not a measure of financial performance under generally accepted accounting principles.

By satisfying the maximum payout level with respect to both earnings per share from continuing operations and cash flow, officers participating in the STPP, including the named executive officers, earned 200% of the target award from the financial goal component of the STPP.

With respect to operational goals in 2009, our performance generated a net 2.5% increase to the compensation awarded under the STPP, as detailed below. The Compensation Committee measured customer satisfaction levels based on the results of surveys that an independent third party conducted of customers who had direct contact with the Company during the year, which measured (1) our customers' satisfaction with the Company in general and (2) our customers' satisfaction with respect to their particular interactions with the Company. In 2009, the Company exceeded target levels related to customers' satisfaction with respect to their transactions with the Company leading to a 2.5% increase in the award, and achieved target level performance with respect to customers' general satisfaction. With respect to safety measures, the Company satisfied the target level for Occupational Safety and Health Administration (OSHA) recordable injuries, but did not meet the target level for lost-time injuries which caused a 1.25% decrease in the STPP award. The Company exceeded target level performance with respect to workforce diversity and achieved target level performance with respect to supplier diversity, resulting in an increase in the STPP award of 1.25% for 2009.

Based on the Company's performance against the financial and operational goals established by the Compensation Committee, Mr. Klappa received annual incentive cash compensation under the STPP of $2,286,241 for 2009. This represented 202.5% of his annual base salary. Messrs. Leverett, Kuester and Fleming, and Ms. Rappé, received annual cash incentive compensation for 2009 under the STPP equal to 162%, 162%, 141.75% and 121.5% of their respective annual base salaries, representing 202.5% of the target award for each officer.

In view of the discretionary component of the annual cash incentive plan, the Compensation Committee also considered other significant accomplishments of the Company in 2009. These included:

- Strong financial performance
  - Record earnings from continuing operations of $3.20 per share.
  - A 25% increase in the dividend effective with the first quarter payment in 2009, and another approximately 18.5% increase effective with the first quarter payment in 2010.
  - Debt to total capital ratio of 55.2% at year-end 2009, attributing 50% common equity treatment to our 2007 Series A Junior Subordinated Notes, which we believe is consistent with the treatment given by the majority of rating agencies. The year-end debt to total capital ratio was significantly better than our target of 60.0%.
  - The share price of WEC common stock increased by 18.7% during 2009.
  - WEC common stock traded at $50.62 per share on December 30, 2009, which, at that time, was an all-time high.
- Operational excellence
  - Significant progress on our *Power the Future* strategic plan.
  - Achieved a favorable settlement with Bechtel Power Corporation of its $517.5 million claim for $72 million.
  - Continued improvements in customer satisfaction based on customer surveys. Data from 2009 indicated that the Company consistently performed in the top quartile of the industry, achieving its best customer satisfaction ratings since the merger of Wisconsin Electric and Wisconsin Gas.
  - Lowest OSHA recordable incidence rate in the Company's history.
  - An 18% reduction in customer outages, the Company's best reliability in the modern era. The Company was named the most reliable utility in the Midwest for the sixth time in the past eight years.
- Continued leadership and excellence in corporate governance as evidenced by continued receipt during 2009 of a rating of "10," the highest possible score, from GovernanceMetrics International (only one of two companies worldwide to consistently earn this distinction).
- Ended 2009 with the most diverse leadership team in the Company's history.
- Completed 2009 with our retail electric rates ranking approximately 4.8% below the national average.

In view of the financial and operational accomplishments and the accomplishments listed above, the Compensation Committee determined that the awards under the STPP were appropriate in relation to our 2009 performance without any further adjustment.

Long-Term Incentive Compensation. The Compensation Committee administers our 1993 Omnibus Stock Incentive Plan which is a stockholder approved, long-term incentive plan designed to link the interests of our executives and other key employees to creating long-term stockholder value. It allows for various types of awards tied to the performance of our common stock, including stock options, stock appreciation rights and restricted stock. In 2005, the Compensation Committee approved the Wisconsin Energy Corporation Performance Unit Plan, under which the Compensation Committee may award performance units. The Compensation Committee primarily uses (1) stock options and (2) performance units to deliver long-term incentive opportunities.

Each year, the Compensation Committee makes annual stock option grants as part of our long-term incentive program. These stock options have an exercise price equal to the fair market value of our common stock on the date of grant and expire on the 10th anniversary of the grant date. Since management benefits from a stock option award only to the extent our stock price appreciates above the exercise price of the stock option, stock options align the interests of management with those of our stockholders in attaining long-term stock price appreciation.

The Compensation Committee also makes annual grants of "performance units" under the Performance Unit Plan. The performance units are designed to provide a form of long-term incentive compensation that also aligns the interests of management with those of a typical utility stockholder who is focused not only on stock price appreciation but also on receiving dividend payments. Under the terms of the performance units, payouts are based on the Company's level of "total stockholder return" (stock price appreciation plus reinvested dividends) in comparison to a peer group of companies over a three-year performance period. In addition, for all performance unit awards through 2009, each holder of performance units receives a cash dividend when WEC declares a dividend on its common stock in an amount equal to the number of performance units granted to the holder at the target 100% rate multiplied by the amount of the dividend paid on a share of our common stock. The performance units are settled in cash.

In December 2009, the Compensation Committee amended and restated the Performance Unit Plan to eliminate the dividend equivalent on all performance units awarded after January 1, 2010. The Compensation Committee also amended the STPP effective January 1, 2010 to provide for short-term dividend equivalents. Under the STPP as amended, beginning with the 2010 performance unit grant under the Performance Unit Plan, certain officers, including the named executive officers, and employees are eligible to receive dividend equivalents in an amount equal to the number of performance units at the target 100% rate held by each such officer and employee on the dividend declaration date multiplied by the amount of cash dividends paid by Wisconsin Energy on a share of its common stock on such date. The short-term dividend equivalents will vest at the end of each year only if Wisconsin Energy achieves the performance target or targets for that year established by the Compensation Committee in the same manner as the performance targets are established under the STPP for the annual incentive award. For 2010, the Compensation Committee determined that the short-term dividend equivalents will be dependent upon Wisconsin Energy's performance against a target for earnings from continuing operations.

Prior to the amendment to the Performance Unit Plan discussed above, dividends paid on outstanding performance units were earned and paid regardless of Company performance. The Compensation Committee made these amendments beginning with the 2010 compensation package because it felt that a plan designed to reward Company performance over a three-year period should not provide for guaranteed dividends regardless of performance. Under the STPP as amended, the short-term dividend equivalents only vest upon achieving the performance target.

Aggregate 2009 Long-Term Incentive Awards. In establishing the target value of long-term incentive awards for each named executive officer in 2009, we analyzed the market compensation data included in the Towers Watson survey. For Messrs. Klappa and Fleming, and Ms. Rappé, we determined the ratio of (1) the market median value of long-term incentive compensation to (2) the market median level of annual base salary, and multiplied each annual base salary by the applicable market ratio to determine the value of long-term incentive awards to be granted. For both Messrs. Leverett and Kuester, we established the same target level of long-term incentive compensation using the average of the results obtained for each officer. We wanted to establish parity in long-term incentive opportunity between the heads of the financial and key operational areas of the Company because of the critical role each plays in executing the Company's long-term strategy. This target value of long-term incentive compensation for each named executive officer was presented to and approved by the Compensation Committee.

For 2009, the Compensation Committee approved a performance unit grant designed to represent approximately 72% of the long-term incentive target award and a stock option grant designed to represent approximately 28% of the long-term incentive target award. Although the market data provided by Towers Watson indicated that long-term incentive awards were approximately 60% performance awards and 40% stock options, because of the significant decrease in the Black-Scholes value of our stock options due to market events that occurred in 2008, we would have needed to issue more stock options to meet the 40% level of the long-term incentive award than the Compensation Committee thought was prudent.

For 2010, the Compensation Committee approved a long-term incentive award consisting of 80% performance units, 10% stock options and 10% restricted stock. The Towers Watson market data indicated that companies were reducing the number of options awarded and beginning to grant time-vesting restricted stock. Because the Compensation Committee wanted a significant part of the long-term award to be tied to Company performance and shareholder value, it increased the performance unit award to represent approximately 80% of the long-term target award. Due to the increase in the market value of WEC's common stock between the 2009 and 2010 awards, the number of performance units granted in 2010 actually decreased even though performance units made up a larger percentage of the total long-term target award. This was another factor that led the Committee to increase the performance unit portion of the long-term award.

In addition, based upon our review of the market data, the Compensation Committee decreased the target value of the 2010 long-term incentive compensation grant. The target value of the 2010 grant represents between a 9% and 12% decrease from the target value of the 2009 long-term incentive compensation grant. The Compensation Committee believes the decrease in the target value of long-term incentive compensation reflected in the market data is indicative of the decline in compensation trends during 2009.

2009 Stock Option Grants. In December 2008, the Compensation Committee approved the grant of stock options to each of our named executive officers and established an overall pool of options that were granted to approximately 135 other employees. These option grants were made effective January 2, 2009, the first trading day of 2009. The options were granted with an exercise price equal to the average of the high and low prices reported on the New York Stock Exchange for shares of WEC common stock on the January 2, 2009 grant date. The options were granted in accordance with our standard practice of making annual stock option grants in January of each year, and the timing of the grants was not tied to the timing of any release of material non-public information. These stock options have a term of 10 years and vest 100% on the third anniversary of the date of grant. The vesting of the stock options may be accelerated in connection with a change in control or an executive officer's termination of employment. See "Potential Payments upon Termination or Change in Control" under "Executive Officers' Compensation" for additional information.

For purposes of determining the appropriate number of options to grant to a particular named executive officer, the value of an option was determined based on the Black-Scholes option pricing model. We use the Black-Scholes option pricing model for purposes of the compensation valuation primarily because the market information we review from Towers Watson calculates the value of option awards on this basis. The following table provides the number of options granted to each named executive officer in 2009.

Executive Officer	Options Granted
Mr. Klappa	275,980
Mr. Leverett	146,000
Mr. Kuester	146,000
Mr. Fleming	53,200
Ms. Rappé	44,495

For financial reporting purposes under FASB ASC Topic 718, the stock options granted in 2009 had a grant date fair value of $8.37 per option for Messrs. Klappa, Leverett and Kuester, and Ms. Rappé, and a grant date fair value of $7.00 for Mr. Fleming. Mr. Fleming is considered to be "retirement eligible." Therefore his options are presumed to have a shorter expected life than the other named executive officers, which results in a lower option value.

2009 Performance Units. In 2009, the Compensation Committee granted performance units to each of our named executive officers and approved a pool of performance units that were granted to approximately 135 other employees. With respect to the 2009 performance units, the amount of the benefit that ultimately vests will be dependent upon the Company's total stockholder return over a three-year period ending December 31, 2011, as compared to the total stockholder return of the custom peer group of companies described below. Total stockholder return is the calculation of total return (stock price appreciation plus reinvestment of dividends) based upon an initial investment of $100 and subsequent $100 investments at the end of each quarter during the three-year performance period.

Upon vesting, the performance units will be settled in cash in an amount determined by multiplying the number of performance units that have vested by the closing price of the Company's common stock on the last trading day of the performance period.

The peer group used for purposes of the performance units is comprised of: Allegheny Energy, Inc.; Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; Avista Corporation; Consolidated Edison, Inc.; DTE Energy Company; Duke Energy Corp.; FirstEnergy Corp.; Great Plains Energy; Integrys Energy Group, Inc.; NiSource Inc.; Northeast Utilities; Nstar; NV Energy, Inc.; OGE Energy Corp.; Pepco Holdings, Inc.; PG&E Corporation ; Pinnacle West Capital Corporation; Portland General; Progress Energy Inc.; SCANA Corporation; Sempra Energy; The Southern Company; Westar Energy, Inc.; Wisconsin Energy Corporation; and Xcel Energy Inc. This peer group was chosen because we believe these companies are similar to WEC in terms of business model and long-term strategies.

The required performance percentile rank and the applicable vesting percentage are set forth in the chart below.

Performance Percentile Rank	Vesting Percent
< 25th Percentile	0%
25th Percentile	25%
Target (50th Percentile)	100%
75th Percentile	125%
90th Percentile	175%

If the Company's rank is between the benchmarks identified above, the vesting percentage will be determined by interpolating on a straight line basis the appropriate vesting percentage. Unvested performance units generally are immediately forfeited upon a named executive officer's cessation of employment with WEC prior to completion of the three-year performance period. However, the performance units will vest immediately at the target 100% rate upon (1) the termination of the named executive officer's employment by reason of disability or death or (2) a change in control of WEC while the named executive officer is employed by WEC. In addition, a prorated number of performance units (based upon the target 100% rate) will vest upon the termination of employment of the named executive officer by reason of retirement prior to the end of the three-year performance period.

For purposes of determining the appropriate number of performance units to grant to a particular named executive officer, the Compensation Committee used a value of $41.40 per unit. This value was based on the volume weighted stock price of WEC's common stock for the ten trading days beginning on December 8, 2008 and ending on December 19, 2008. To minimize the impact of the very volatile stock market conditions at the end of 2008 and to shorten the timeframe between the time the calculation of the award levels is made and the actual grant date, we determined not to calculate awards based on data available on October 31, which is what we historically used. The following table provides the number of units granted to each named executive officer at the 100% target level.

Executive Officer	Performance Units Granted
Mr. Klappa	75,590
Mr. Leverett	39,990
Mr. Kuester	39,990
Mr. Fleming	14,570
Ms. Rappé	12,185

For financial reporting purposes under FASB ASC Topic 718, the performance units granted to the above named executive officers in 2009 had a grant date fair value of $42.215 per unit.

2009 Payouts Under Previously Granted Long-Term Incentive Awards. In 2007, the Compensation Committee granted performance unit awards to participants in the plan, including the named executive officers. The terms of the performance units granted in 2007 were substantially similar to those of the performance units granted in 2009 described above, and the required performance percentile ranks and related vesting schedule were identical to that of the 2009 units.

Payouts under the 2007 performance units were based on our total stockholder return for the three-year performance period ended December 31, 2009 against substantially the same group of peer companies used for the 2009 performance unit awards, except that the peer group of companies for the 2007 awards (i) included Energy East Corporation, Entergy Corporation, Exelon Corporation, FPL Group, Inc., Public Service Enterprise Group Incorporated and Puget Energy, Inc. and (ii) excluded Great Plains Energy, PG&E Corporation and Portland General. Although part of the peer group for the 2007 performance units, we were unable to measure the total stockholder return of Energy East Corporation and Puget Energy, Inc. for purposes of determining WEC's ranking among the peer group. Energy East was purchased by a foreign utility holding company and is no longer a public company. In addition, in February 2009, Puget Energy completed its merger, first announced in October 2007, and was acquired by a group of long-term infrastructure investors. Upon consummation of the merger, Puget Energy was no longer a public company.

For the three-year performance period ended December 31, 2009, our total stockholder return was at the 88.9th percentile of the peer group, resulting in the performance units vesting at a level of 171.3%. The actual payouts were determined by multiplying the number of vested performance units by the closing price of our common stock ($49.83) on December 31, 2009, the last trading day of the performance period. The actual payout to each named executive officer is reflected in the "Option Exercises and Stock Vested for Fiscal Year 2009" table below. This table also reflects amounts realized by any named executive officer in connection with the exercise in 2009 of any vested stock options and the amounts realized by any named executive officer in connection with the vesting of previously granted restricted stock. For information on other outstanding equity awards held by our named executive officers at December 31, 2009, please refer to the table entitled "Outstanding Equity Awards at Fiscal Year-End 2009" below.

Stock Ownership Guidelines. The Compensation Committee believes that an important adjunct to the long-term incentive program is significant stock ownership by officers who participate in the program, including the named executive officers. Accordingly, the Compensation Committee has implemented stock ownership guidelines for officers of the Company. These guidelines provide that each executive officer should, over time (generally within five years of appointment as an executive officer), acquire and hold Company common stock having a minimum fair market value ranging from 150% to 300% of base salary. In addition to certificated shares, holdings of each of the following are included in determining compliance with our stock ownership guidelines: restricted stock; WEC phantom stock units held in the Executive Deferred Compensation Plan; WEC stock held in the 401(k) plan; performance units at target; vested stock options; shares held in our dividend reinvestment plan; and shares held by a brokerage account, jointly with an immediate family member or in a trust.

The Compensation Committee periodically reviews whether the officers are in compliance with these guidelines. The last review was completed in July 2009, and the Compensation Committee determined that all officers either satisfied, or were making appropriate progress to satisfy, the established guidelines.

Policy Regarding Hedging the Economic Risk of Stock Ownership. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a director, officer or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as our other stockholders. Therefore, we have a policy under which directors, officers and employees are prohibited from engaging in any such transactions.

Retirement Programs. We also maintain four different retirement plans in which our named executive officers participate: a defined benefit pension plan of the cash balance type, two supplemental executive retirement plans and individual letter agreements with each of the named executive officers. We believe our retirement plans are a valuable benefit in the attraction and retention of our employees, including our executive officers. We believe that providing a foundation for long-term financial security for our employees, beyond their employment with the Company, is a valuable component of our overall compensation program which will inspire increased loyalty and improved performance. For more information about our retirement plans, see "Pension Benefits at Fiscal Year-End 2009" and "Retirement Plans" later in this proxy statement.

Other Benefits, Including Perquisites. The Company provides its executive officers with employee benefits and a limited number of perquisites. Except as specifically noted elsewhere in this proxy statement, the employee benefits programs in which executive officers participate (which provide benefits such as medical benefits coverage, retirement benefits and annual contributions to a qualified savings plan) are generally the same programs offered to substantially all of the Company's salaried employees.

The perquisites made available to executive officers include the availability of financial planning, limited spousal travel, membership in a service that provides health care and safety management when traveling outside the United States and payment of the cost of a mandatory physical exam that the Board requires annually. The Company also pays periodic dues and fees for club memberships for certain of the named executive officers and other designated officers. In addition, executive officers receive tax gross-ups to reimburse the officer for certain tax liabilities. For a more detailed discussion of perquisites made available to our named executive officers, please refer to the notes following the Summary Compensation Table below.

We periodically review market data regarding executive perquisite practices. We reviewed a survey conducted by The Ayco Company, L.P., a financial services firm ("AYCO"), in 2009 of 319 companies throughout general industry. Based upon this review, we believe that the perquisites we provide to our executive officers are generally market competitive. We reimburse executives for taxes paid on income attributable to the financial planning benefits provided to our executives only if the executive uses the Company's identified preferred provider, AYCO. We believe the use of our preferred financial adviser provides administrative benefits and eases communication between Company personnel and the financial adviser. We pay periodic dues and fees for certain club memberships as we have found that the use of these facilities helps foster better customer relationships. Officers, including the named executive officers, are expected to use clubs for which the Company pays dues primarily for business purposes. We do not pay any additional expenses incurred for personal use of these facilities, and officers are required to reimburse the Company to the extent that it pays for any such personal use. The total annual club dues are included in the Summary Compensation Table. We do not permit personal use of the airplane in which the Company owns a partial interest. We do allow spousal travel if an executive's spouse is accompanying the executive on business travel and the airplane is not fully utilized by Company personnel. There is no incremental cost to the Company for this travel, other than the reimbursement for taxes paid on imputed income attributable to the executives for this perquisite, as the airplane cost is the same regardless of whether an executive's spouse travels.

In addition, each of our executive officers participates in a death benefit only plan. Under the terms of the plan, upon an executive officer's death a benefit is paid to his or her designated beneficiary in an amount equal to the after-tax value of three times the officer's base salary if the officer is employed by WEC at the time of death. In December 2009, the Compensation Committee amended the terms of the death benefit only plan to eliminate the payment of any benefit once participants in the plan have retired. Prior to this amendment, if a participant's death occurred post-retirement a benefit was paid to his or her designated beneficiary in an amount equal to the after-tax value of one times final base salary. The Compensation Committee determined that this benefit was no longer supported by the market data.

Severance Benefits and Change in Control. Competitive practices dictate that companies provide reasonable severance benefits to employees. In addition, we believe it is important to provide protections to our executive officers in connection with a change in control of WEC. Our belief is that the interests of stockholders will be best served if the interests of our executive officers are aligned with them, and providing change in control benefits should eliminate, or at least reduce, any reluctance of management to pursue potential change in control transactions that may be in the best interests of stockholders.

Each of Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, has an employment agreement with the Company, which includes change in control and severance provisions. Under the terms of these agreements, the applicable named executive officer is entitled to certain benefits in the event of a termination of employment. In the event of a termination of employment (1) in anticipation of or following a change in control by the Company for any reason, other than cause, death or disability, (2) by the applicable executive officer for good reason in connection with or in anticipation of a change in control or (3) by the applicable executive officer after completing one year of service following a change in control, each named executive officer is generally entitled to:

- A lump sum payment equal to three times: (1) the highest annual base salary in effect during the last three years and (2) the higher of the current year target bonus amount or the highest bonus paid in any of the last three years (except for Ms. Rappé, whose payment is based upon the current year target bonus amount);
- A lump sum payment assuming three years of additional credited service under the qualified and non-qualified retirement plans based upon the higher of (1) the annual base salary in effect at the time of termination and (2) any salary in effect during the 180 day period preceding the termination date, plus the highest bonus amount (except for Ms. Rappé, whose payment is based upon the current year target bonus amount);
- A lump sum payment equal to the value of three additional years of Company match in the 401(k) plan and the WEC Executive Deferred Compensation Plan;
- Continuation of health and certain other welfare benefit coverage for three years following termination of employment;
- Full vesting of stock options, restricted stock and performance units;
- Financial planning services and other benefits; and
- A gross-up payment should any payments trigger federal excise taxes.

In the absence of a change in control, if we terminate the employment of the applicable executive officer for any reason other than cause, death or disability, or the applicable executive officer terminates his or her employment for good reason, the payments to the applicable named executive officer will be the same as those described above, except that with respect to Messrs. Leverett and Kuester, and Ms. Rappé, (1) the multiple for the lump sum payment in the first bullet point will be reduced to two, (2) the number of additional years of credited service for qualified and non-qualified retirement plans will be two, (3) the number of additional years of matching in the 401(k) plan and the Executive Deferred Compensation Plan will be two, and (4) health and certain other welfare benefits will continue for two years following termination of employment. Mr. Fleming is not entitled to receive any severance benefits upon termination of employment for good reason or without cause in the absence of a change in control.

We believe the amounts payable under these agreements are consistent with market standards as confirmed by our periodic analysis of data provided by Towers Watson. The amounts payable under these arrangements were last reviewed by the Compensation Committee in 2008.

In addition, our supplemental pension plan provides that in the event of a change in control, each named executive officer will be entitled to a lump sum payment of amounts due under the plan if employment is terminated within 18 months of the change in control.

For a more detailed discussion of the benefits and tables that describe payouts under various termination scenarios, see "Potential Payments upon Termination or Change in Control" later in this proxy statement.

Impact of Prior Compensation. The Compensation Committee did not consider the amounts realized or realizable from prior incentive compensation awards in establishing the levels of short-term and long-term incentive compensation for 2009.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code limits the deductibility of certain executives' compensation that exceeds $1 million per year, unless the compensation is performance-based under Section 162(m) and is issued through a plan that has been approved by stockholders. Although the Compensation Committee takes into consideration the provisions of Section 162(m), maintaining tax deductibility is but one consideration among many in the design of our executive compensation program.

With respect to 2009 compensation for the named executive officers, the annual stock option grants under the 1993 Omnibus Stock Incentive Plan have been structured to qualify as performance-based compensation under Section 162(m). Annual cash incentive awards under the STPP and performance units under the Performance Unit Plan do not qualify for tax deductibility under Section 162(m).

Changes for 2010. For 2010, the Compensation Committee made the following changes to the named executive officers' compensation program:

- froze salaries for the second consecutive year;
- decreased the target value of long-term incentive compensation between 9% and 12%; and
- amended the terms of the death benefit only plan to eliminate the payment of any benefit once participants in the plan have retired.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee

John F. Bergstrom, Committee Chair
Ulice Payne, Jr.
Frederick P. Stratton, Jr.

EXECUTIVE OFFICERS' COMPENSATION

The following table summarizes total compensation awarded to, earned by or paid to WEC's Chief Executive Officer, Chief Financial Officer and each of WEC's other three most highly compensated executive officers (the "named executive officers") during 2009, 2008 and 2007.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards [1] ($)	Option Awards [2] ($)	Non-Equity Incentive Plan Compensation [3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [4] ($)	All Other Compensation [5] [6] ($)	Total ($)
Gale E. Klappa									
Chairman of the Board,	2009	1,129,008	--	3,191,032	2,309,953	2,286,241	2,450,367	212,627	11,579,228
President and Chief	2008	1,129,008	--	1,441,050	2,946,000	2,328,579	1,328,616	261,040	9,434,293
Executive Officer of	2007	1,075,356	--	1,289,385	2,471,520	2,177,596	4,700,118	223,749	11,937,724
WEC, WE and WG									
Allen L. Leverett									
Executive Vice President	2009	607,680	--	1,688,178	1,222,020	984,442	314,667	93,366	4,910,353
and Chief Financial	2008	607,680	--	761,355	1,612,935	1,002,672	88,151	101,049	4,173,842
Officer of WEC, WE	2007	576,000	--	608,876	1,176,480	933,120	197,018	84,733	3,576,227
and WG									
Frederick D. Kuester									
Executive Vice President	2009	657,000	--	1,688,178	1,222,020	1,064,340	1,463,700	92,546	6,187,784
of WEC and WG;	2008	657,000	--	761,355	1,612,935	1,084,050	927,165	136,983	5,179,488
Executive Vice	2007	622,752	--	608,876	1,176,480	1,008,859	2,650,828	110,334	6,178,129
President and Chief									
Operating Officer of WE									
James C. Fleming									
Executive Vice President	2009	441,000	--	615,073	372,400	625,118	233,114	69,838	2,356,543
and General Counsel of	2008	441,000	--	293,014	497,535	636,694	219,296	76,298	2,163,837
WEC, WE and WG	2007	420,000	--	291,306	560,880	595,350	177,938	66,315	2,111,789
Kristine A. Rappé									
Senior Vice President	2009	393,708	--	514,390	372,423	478,356	463,564	91,670	2,314,111
and Chief Administrative	2008	393,708	--	232,970	492,964	487,214	252,329	119,066	1,978,251
Officer of WEC, WE	2007	376,752	--	229,224	442,320	457,753	438,017	61,188	2,005,254
and WG									

(1) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, of performance units awarded to each named executive officer in the respective year for which such amounts are reported, which includes the value of the right to receive dividends. These amounts are based upon the probable outcome as of the grant date of associated performance and market conditions, and are consistent with our estimate, as of the grant date, of aggregate compensation cost to be recognized over the three-year performance period, excluding the effect of estimated forfeitures. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon the Company's performance over the three-year performance period. The value of these awards as of the grant date, assuming achievement of the highest level of performance, for each of Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé is $5,584,327, $2,954,332, $2,954,332, $1,076,398 and $900,193 for the 2009 awards, respectively; $2,521,838, $1,332,395, $1,332,395, $512,774 and $407,721 for the 2008 awards, respectively; and $2,256,424, $1,065,557, $1,065,557, $509,785 and $401,142 for the 2007 awards, respectively.

(2) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, of options awarded to each named executive officer in the respective year for which such amounts are reported. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon Company performance and the executive's number of additional years of service with the Company. In accordance with FASB ASC Topic 718, we made certain assumptions in our calculation of the grant date fair value of the stock options. See "Stock Options" in Note A -- Summary of Significant Accounting Policies and Note J -- Common Equity in the Notes to Consolidated Financial Statements in our 2009 Annual Report on Form 10-K for a description of these assumptions. For 2009, the assumptions made in connection with the valuation of the stock options are the same as described in Note A in our 2009 Annual Report, except that the expected life of the options is 4.4 years for Mr. Fleming and 6.8 years for the rest of the named executive officers and the expected forfeiture rate is 0%. The change in the expected life of the options to 4.4 years for Mr. Fleming and 6.8 years for the

rest of the named executive officers from 6.2 years, as set forth in Note A, resulted from the fact that Mr. Fleming was "retirement eligible" as of December 31, 2009, and none of the other named executive officers were, whereas the assumption described in Note A is a weighted average of all option holders. The change in the expected forfeiture rate to 0% from 2.0%, as set forth in Note A, is due to the assumption that the named executive officers will not forfeit any of their stock options.

For 2008, the assumptions made in connection with the valuation of the stock options are the same as described in Note A in our 2009 Annual Report, except that the expected life of the options is 4.6 years for Mr. Fleming and 6.8 years for the rest of the named executive officers and the expected forfeiture rate is 0%. The change in the expected life of the options to 4.6 years for Mr. Fleming and 6.8 years for the rest of the named executive officers from 6.2 years, as set forth in Note A, resulted from the fact that Mr. Fleming was "retirement eligible" as of December 31, 2008, and none of the other named executive officers were, whereas the assumption described in Note A is a weighted average of all option holders. The change in the expected forfeiture rate to 0% from 2.0%, as set forth in Note A, is due to the assumption that the named executive officers will not forfeit any of their stock options.

For 2007, the assumptions made in connection with the valuation of stock options are the same as described in Note A in our 2009 Annual Report, except that the expected life of the options is 6.5 years for the named executive officers. The change in the expected life of the options to 6.5 years for the named executive officers from 6.0 years, as set forth in Note A, resulted from the fact that none of the named executive officers were "retirement eligible" as of December 31, 2007, while the assumption described in Note A is a weighted average of all option holders, some of who were "retirement eligible."

(3) Consists of amounts earned under Wisconsin Energy's Short-Term Performance Plan for 2009, 2008 and 2007. See Note (2) under "Grants of Plan-Based Awards for Fiscal Year 2009" for a description of the terms of the 2009 awards.

(4) The amounts reported for 2009, 2008 and 2007 reflect the aggregate change in the actuarial present value of each named executive officer's accumulated benefit under all defined benefit plans from December 31, 2008 to December 31, 2009, December 31, 2007 to December 31, 2008 and December 31, 2006 to December 31, 2007, respectively. The terms of the pension plan did not change, and no changes were made in the method of calculating benefits thereunder. However, for 2009, the applicable discount rate used to value pension plan liabilities was reduced from 6.5% to 6.05%, consistent with the overall decline in interest rates. The changes in pension values reported for Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, were approximately 33%, 93%, 27%, 1% and 43% higher, respectively, as a result of this change in the discount rate than they would have been if the discount rate had remained the same.

The changes in the actuarial present values of the named executive officers' pension benefits do not constitute cash payments to the named executive officers.

The named executive officers did not receive any above-market or preferential earnings on deferred compensation in 2009, 2008 or 2007.

Mr. Klappa – Wisconsin Energy's pension benefit obligations to Mr. Klappa will be offset by pension benefits Mr. Klappa is entitled to receive from a prior employer for nearly 29 years of service. The amount reported for Mr. Klappa represents only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Klappa's accumulated benefit under all defined benefit plans. Based on information received from the prior employer, we have estimated the portion of Mr. Klappa's total accumulated pension benefit for which Wisconsin Energy will be responsible. If Mr. Klappa's prior employer becomes unable to pay its portion of his accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

The total aggregate change in the actuarial present value of Mr. Klappa's accumulated benefit for 2009, 2008 and 2007 was $2,783,138, $1,347,101 and $5,080,365, respectively - $332,771, $18,485 and $380,247 of which we estimate the prior employer is obligated to pay.

Mr. Leverett – Wisconsin Energy's pension benefit obligations to Mr. Leverett will be offset by pension benefits Mr. Leverett is entitled to receive from a prior employer for approximately 15 years of service. The amount reported for Mr. Leverett represents only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Leverett's accumulated benefit under all defined benefit plans. Based on information received from the prior employer, we have estimated the portion of Mr. Leverett's total accumulated pension benefit for which Wisconsin Energy will be responsible. If Mr. Leverett's prior employer becomes unable to pay its portion of Mr. Leverett's accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

The total aggregate change in the actuarial present value of Mr. Leverett's accumulated benefit for 2009, 2008 and 2007 was $350,877, $75,252 and $190,462. For 2009, we estimate that Mr. Leverett's prior employer is obligated to pay $36,210 of this change. However, because the estimated change in the actuarial present value of his prior employer's obligation decreased by ($12,899) and ($6,556) in 2008 and 2007, respectively, Wisconsin Energy's obligation for the aggregate change in the actuarial present value of Mr. Leverett's total accumulated pension benefit was actually $88,151 and $197,018 for 2008 and 2007, respectively.

Mr. Kuester – Wisconsin Energy's pension benefit obligations to Mr. Kuester will be offset by pension benefits Mr. Kuester is entitled to receive from a prior employer for nearly 32 years of service. The amount reported for Mr. Kuester represents only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of Mr. Kuester's accumulated benefit under all defined benefit plans. Based on information received from the prior employer, we have estimated the portion of Mr. Kuester's total accumulated pension benefit for which Wisconsin Energy will be responsible. If Mr. Kuester's prior employer becomes unable to pay its portion of Mr. Kuester's accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

The total aggregate change in the actuarial present value of Mr. Kuester's accumulated benefit for 2009, 2008 and 2007 was $1,730,478, $958,973 and $2,865,319, respectively - $266,778, $31,808 and $214,491 of which we estimate the prior employer is obligated to pay.

Mr. Fleming – Mr. Fleming participates in Wisconsin Energy's qualified pension plan and supplemental executive retirement plan. In addition, Mr. Fleming is entitled to a special supplemental pension account. The present value of the amounts credited to this account is $145,822 for 2009, $125,177 for 2008 and $122,305 for 2007, which will be paid upon termination of employment after age 65. See "Pension Benefits at Fiscal Year-End 2009" and "Retirement Plans" later in this proxy statement for additional details.

(5) During 2009, each named executive received financial planning services and the cost of an annual physical exam; Messrs. Klappa, Leverett and Fleming, and Ms. Rappé, received reimbursement for club dues; and Messrs. Klappa, Leverett and Kuester were provided with membership in a service that provides healthcare and safety management when traveling outside the United States. In addition, the named executives were eligible to receive reimbursement for taxes paid on imputed income attributable to certain perquisites including spousal travel and related costs for industry events where it is customary and expected that officers attend with their spouses. Mr. Klappa was the only named executive who utilized the benefit of spousal travel and any associated tax reimbursement during 2009. These tax reimbursements are reflected separately in the Summary Compensation Table (see the third bullet point in Note 6 below). Other than the tax reimbursement, there is no incremental cost to the Company related to this spousal travel.

(6) We maintain a death benefit only plan. Pursuant to the terms of the plan, upon an officer's death a benefit is paid to his or her designated beneficiary in an amount equal to the after-tax value of three times the officer's base salary if the officer is employed by Wisconsin Energy at the time of death. As discussed in the Compensation Discussion and Analysis, the Compensation Committee amended the terms of this plan in December 2009 to eliminate the payment of any benefit once participants in the plan have retired. In connection with this amendment, we reversed certain expenses in 2009 that were previously recognized as follows: Mr. Klappa ($369,538), Mr. Leverett ($82,540), Mr. Kuester ($206,436), Mr. Fleming ($197,390) and Ms. Rappé ($74,480). These reversals are not reflected in the reported amounts.

For Mr. Klappa, the amount reported in All Other Compensation for 2009 includes $16,072 attributable to Wisconsin Energy's Directors' Charitable Awards Program in connection with Mr. Klappa's service on the Company's Board of Directors. See "Director Compensation" for a description of the Directors' Charitable Awards Program.

In addition to the perquisites and amounts recognized under the death benefit only plan and Directors' Charitable Awards Program identified above, All Other Compensation for Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, for 2009 consists of:

- Employer matching of contributions into the 401(k) plan in the amount of $9,800 for Messrs. Klappa, Kuester and Fleming, and Ms. Rappé, and $9,475 for Mr. Leverett;
- "Make-whole" payments under the Executive Deferred Compensation Plan that provides a match at the same level as the 401(k) plan (4% for up to 7% of wages) for all deferred salary and bonus not otherwise eligible for a match in the amounts of $128,828, $54,939, $60,167, $33,633 and $25,762, respectively; and
- Tax reimbursements or "gross-ups" for all applicable perquisites in the amounts of $25,250, $10,021, $6,174, $9,184 and $18,055, respectively.

Percentages of Total Compensation.

For Messrs. Klappa, Leverett, Kuester, and Fleming, and Ms. Rappé, (1) salary (as reflected in column (c) above) represented approximately 10%, 12%, 11%, 19% and 17%, respectively, of total compensation (as shown in column (j) above) for 2009, (2) annual incentive compensation (as reflected in column (g) above) represented approximately 20%, 20%, 17%, 27% and 21%, respectively, of total compensation in 2009, and (3) salary and annual incentive compensation together represented approximately 29%, 32%, 28%, 45% and 38%, respectively, of total compensation in 2009.

For Messrs. Klappa, Leverett, Kuester, and Fleming, and Ms. Rappé, (1) salary (as reflected in column (c) above) represented approximately 12%, 15%, 13%, 20% and 20%, respectively, of total compensation (as shown in column (j) above) for 2008, (2) annual incentive compensation (as reflected in column (g) above) represented approximately 25%, 24%, 21%, 29% and 25%, respectively, of total compensation in 2008, and (3) salary and annual incentive compensation together represented approximately 37%, 39%, 34%, 50% and 45%, respectively, of total compensation in 2008.

For Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, (1) salary (as reflected in column (c) above) represented approximately 9%, 16%, 10%, 20% and 19%, respectively, of total compensation (as shown in column (j) above) for 2007, (2) annual incentive compensation (as reflected in column (g) above) represented approximately 18%, 26%, 16%, 28% and 23%, respectively, of total compensation in 2007, and (3) salary and annual incentive compensation together represented approximately 27%, 42%, 26%, 48% and 42%, respectively, of total compensation in 2007.

Grants of Plan-Based Awards for Fiscal Year 2009

The following table shows additional data regarding incentive plan awards to the named executive officers in 2009.

(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)		(l)
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards [4]			Grant Date Fair Value of Stock and Option Awards [7]
Name	Grant Date	Action Date [1]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	Number of Securities Underlying Options (#)	Exercise or Base Price [5] ($/Sh)	Closing Market Price [6] ($/Sh)	($)
Gale E. Klappa	1/29/09	--	564,504	1,129,008	2,370,917	--	--	--	--	--	--	--	--
	1/02/09	12/4/08	--	--	--	18,898	75,590	132,283	--	--	--	--	3,191,032
	1/02/09	12/4/08	--	--	--	--	--	--	--	275,980	42.215	42.54	2,309,953
Allen L. Leverett	1/29/09	--	243,072	486,144	1,020,902	--	--	--	--	--	--	--	--
	1/02/09	12/4/08	--	--	--	9,998	39,990	69,983	--	--	--	--	1,688,178
	1/02/09	12/4/08	--	--	--	--	--	--	--	146,000	42.215	42.54	1,222,020
Frederick D. Kuester	1/29/09	--	262,800	525,600	1,103,760	--	--	--	--	--	--	--	--
	1/02/09	12/4/08	--	--	--	9,998	39,990	69,983	--	--	--	--	1,688,178
	1/02/09	12/4/08	--	--	--	--	--	--	--	146,000	42.215	42.54	1,222,020
James C. Fleming	1/29/09	--	154,350	308,700	648,270	--	--	--	--	--	--	--	--
	1/02/09	12/4/08	--	--	--	3,643	14,570	25,498	--	--	--	--	615,073
	1/02/09	12/4/08	--	--	--	--	--	--	--	53,200	42.215	42.54	372,400
Kristine A. Rappé	1/29/09	--	118,113	236,225	496,073	--	--	--	--	--	--	--	--
	1/02/09	12/4/08	--	--	--	3,046	12,185	21,324	--	--	--	--	514,390
	1/02/09	12/4/08	--	--	--	--	--	--	--	44,495	42.215	42.54	372,423

(1) On December 4, 2008, the Compensation Committee awarded the 2009 option and performance unit grants effective the first trading day of 2009 (January 2, 2009).

(2) Non-equity incentive plan awards consist of awards under Wisconsin Energy's Short-Term Performance Plan. The target bonus levels established for each of Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, for 2009 were 100%, 80%, 80%, 70% and 60% of base salary, respectively. Pursuant to the terms of their respective employment agreements, the target bonus levels for each of Messrs. Klappa, Leverett and Kuester, and Ms. Rappé, may not be adjusted downward except by an action of the Board or Compensation Committee which lowers the target bonus for the entire senior executive group. Based on certain financial and operational goals established by the Compensation Committee, actual payments to the named executive officers could have ranged from 0% of the target award to 210% of the target. Based on actual performance for 2009, each named executive officer earned 202.5% of the target award and these amounts are reported above in the Summary Compensation Table. For a more detailed description of the Short-Term Performance Plan, see the Compensation Discussion and Analysis above.

(3) Consists of performance units awarded under the Wisconsin Energy Corporation Performance Unit Plan. Upon vesting, the performance units will be settled in cash in an amount determined by multiplying the number of performance units which have become vested by the closing price of Wisconsin Energy's common stock on the last trading day of the performance period. The number of performance units that ultimately will vest is dependent upon Wisconsin Energy's total stockholder return over a three-year period ending December 31, 2011 as compared to the total stockholder return of a Custom Peer Group consisting of 27 companies. These companies are: Allegheny Energy, Inc.; Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; Avista Corporation; Consolidated Edison, Inc.; DTE Energy Company; Duke Energy Corp.; FirstEnergy

Corp.; Great Plains Energy; Integrys Energy Group, Inc.; NiSource Inc.; Northeast Utilities; Nstar; NV Energy, Inc.; OGE Energy Corp.; Pepco Holdings, Inc.; PG&E Corporation; Pinnacle West Capital Corporation; Portland General; Progress Energy Inc.; SCANA Corporation; Sempra Energy; The Southern Company; Westar Energy, Inc.; Wisconsin Energy Corporation; and Xcel Energy Inc.

Total stockholder return is the calculation of total return (stock price appreciation plus reinvested dividends) based upon an initial investment of $100 and subsequent $100 investments at the end of each quarter during the three-year performance period. The regular vesting schedule for the performance units is as follows:

Percentile Rank	Vesting Percent
< 25th Percentile	0%
25th Percentile	25%
Target (50th Percentile)	100%
75th Percentile	125%
90th Percentile	175%

If Wisconsin Energy's rank is between the benchmarks identified above, the vesting percentage will be determined by interpolating on a straight line basis the appropriate vesting percentage. Except as discussed herein, unvested performance units are immediately forfeited upon cessation of employment with Wisconsin Energy prior to completion of the three-year performance period.

The performance units will vest immediately at the target 100% rate upon (1) the termination of the named executive officer's employment by reason of disability or death or (2) a change in control of Wisconsin Energy while employed by the Company. In addition, a prorated number of performance units (based upon the target 100% rate) will vest upon the termination of employment by reason of retirement prior to the end of the three-year performance period. Ending with these 2009 awards, participants, including the named executive officers, will receive a cash dividend pursuant to the terms of the Performance Unit Plan when Wisconsin Energy declares a dividend on its common stock in an amount equal to the number of performance units granted to the named executive officer at the target 100% rate multiplied by the amount of the dividend paid on a share of common stock. The performance units have no voting rights attached to them.

(4) Consists of non-qualified stock options to purchase shares of Wisconsin Energy common stock pursuant to the 1993 Omnibus Stock Incentive Plan. These options have exercise prices equal to the fair market value of Wisconsin Energy common stock on the date of grant. These options were granted for a term of ten years, subject to earlier termination in certain events related to termination of employment. The options fully vest and become exercisable three years from the date of grant. Notwithstanding the preceding sentence, the options become immediately exercisable upon the occurrence of a change in control or termination of employment by reason of retirement, disability or death. The exercise price may be paid by delivery of already-owned shares. Tax withholding obligations related to exercise may be satisfied by withholding shares otherwise deliverable upon exercise, subject to certain conditions. Subject to the limitations of the 1993 Omnibus Stock Incentive Plan, the Compensation Committee has the power to amend the terms of any option (with the participant's consent).

(5) The exercise price of the option awards is equal to the fair market value of Wisconsin Energy's common stock on the date of grant, January 2, 2009. Fair market value is the average of the high and low prices of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the grant date.

(6) Reflects the closing market price of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the grant date.

(7) Grant date fair value of each award as determined in accordance with FASB ASC Topic 718, which includes the value of the right to receive dividends and excludes the amount of estimated forfeitures as required by Item 402 of Regulation S-K. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon Company performance and the executive's number of additional years of service with the Company.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table reflects the number and value of exercisable and unexercisable options as well as the number and value of other stock awards held by the named executive officers at fiscal year-end 2009.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options: Exercisable [1] (#)	Number of Securities Underlying Unexercised Options: Unexercisable [2] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested [3] ($)
Gale E. Klappa	250,000	--	--	25.310	4/14/13	--	--	--	--
	200,000	--	--	33.435	1/02/14	--	--	--	--
	280,000	--	--	34.200	1/18/15	--	--	--	--
	252,000	--	--	39.475	1/03/16	--	--	--	--
	--	271,000	--	47.755	1/03/17	--	--	--	--
	--	300,000	--	48.035	1/02/18	--	--	--	--
	--	275,980	--	42.215	1/02/19	--	--	--	--
	--	--	--	--	--	18,144 [4]	904,116	--	--
	--	--	--	--	--	--	--	52,500 [9]	2,616,075 [9]
	--	--	--	--	--	--	--	132,283 [10]	6,591,662 [10]
Allen L. Leverett	200,000	--	--	29.130	7/01/13	--	--	--	--
	150,000	--	--	33.435	1/02/14	--	--	--	--
	100,000	--	--	34.200	1/18/15	--	--	--	--
	95,000	--	--	39.475	1/03/16	--	--	--	--
	--	129,000	--	47.755	1/03/17	--	--	--	--
	--	164,250	--	48.035	1/02/18	--	--	--	--
	--	146,000	--	42.215	1/02/19	--	--	--	--
	--	--	--	--	--	2,221 [5]	110,672	--	--
	--	--	--	--	--	--	--	27,738 [9]	1,382,185 [9]
	--	--	--	--	--	--	--	69,983 [10]	3,487,253 [10]
Frederick D. Kuester	200,000	--	--	31.070	10/13/13	--	--	--	--
	150,000	--	--	33.435	1/02/14	--	--	--	--
	100,000	--	--	34.200	1/18/15	--	--	--	--
	95,000	--	--	39.475	1/03/16	--	--	--	--
	--	129,000	--	47.755	1/03/17	--	--	--	--
	--	164,250	--	48.035	1/02/18	--	--	--	--
	--	146,000	--	42.215	1/02/19	--	--	--	--
	--	--	--	--	--	10,849 [6]	540,606	--	--
	--	--	--	--	--	--	--	27,738 [9]	1,382,185 [9]
	--	--	--	--	--	--	--	69,983 [10]	3,487,253 [10]
James C. Fleming	75,000	--	--	39.475	1/03/16	--	--	--	--
	--	61,500	--	47.755	1/03/17	--	--	--	--
	--	61,500	--	48.035	1/02/18	--	--	--	--
	--	53,200	--	42.215	1/02/19	--	--	--	--
	--	--	--	--	--	1,088 [7]	54,215	--	--
	--	--	--	--	--	--	--	10,675 [9]	531,935 [9]
	--	--	--	--	--	--	--	25,498 [10]	1,270,565 [10]
Kristine A. Rappé	20,925	--	--	33.435	1/02/14	--	--	--	--
	65,000	--	--	34.200	1/18/15	--	--	--	--
	58,000	--	--	39.475	1/03/16	--	--	--	--
	--	48,500	--	47.755	1/03/17	--	--	--	--
	--	50,200	--	48.035	1/02/18	--	--	--	--
	--	44,495	--	42.215	1/02/19	--	--	--	--
	--	--	--	--	--	4,000 [8]	199,320	--	--
	--	--	--	--	--	--	--	8,488 [9]	422,957 [9]
	--	--	--	--	--	--	--	21,324 [10]	1,062,575 [10]

(1) All options reported in this column are fully vested and exercisable.

(2) All options reported in this column with an exercise price of $47.755 and an expiration date of January 3, 2017, fully vest and become exercisable on January 3, 2010. All options reported in this column with an exercise price of $48.035 and an expiration date of January 2, 2018, fully vest and become exercisable on January 2, 2011. All options reported in this column with an exercise price of $42.215 and an expiration date of January 2, 2019, fully vest and become exercisable on January 2, 2012.

(3) Based on the closing price of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on December 31, 2009, the last trading day of the year.

(4) Effective April 14, 2003, Mr. Klappa was granted a restricted stock award of 39,510 shares, which vest at the rate of 10% for each year of service until 100% vesting occurs on April 14, 2013. Earlier vesting may occur due to (1) a termination of employment by (a) death, (b) disability, (c) a change in control of the Company, (d) Mr. Klappa for good reason, or (e) the Company without cause, or (2) action by the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on the restricted stock.

(5) Effective July 1, 2003, Mr. Leverett was granted a restricted stock award of 28,850 shares. Two-thirds of the shares vested on July 1, 2005 and the remaining one-third vest at the rate of 20% for each year of service after that date until 100% vesting occurs on July 1, 2010. Earlier vesting may occur due to (1) a termination of employment by (a) death, (b) disability, (c) a change in control of the Company, (d) Mr. Leverett for good reason, or (e) the Company without cause, or (2) action by the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on the restricted stock.

(6) Effective October 13, 2003, Mr. Kuester was granted a restricted stock award of 24,140 shares, which vest at the rate of 10% for each year of service until 100% vesting occurs on October 13, 2013. Earlier vesting may occur due to (1) a termination of employment by (a) death, (b) disability, (c) a change in control of the Company, (d) Mr. Kuester for good reason, or (e) the Company without cause, or (2) action by the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on the restricted stock.

(7) Effective January 6, 2006, Mr. Fleming was granted a restricted stock award of 2,500 shares, which vest at the rate of 20% for each year of service until 100% vesting occurs on January 6, 2011. Earlier vesting may occur due to termination of employment by death, disability or a change in control of the Company or by action of the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on the restricted stock.

(8) Effective each of October 21, 2000 and February 7, 2001, Ms. Rappé was granted shares of restricted stock that vest in full ten years from the respective grant date, subject to a performance accelerator. The performance accelerator is triggered by achieving certain cumulative earnings per share targets measured from the respective grant date. Ten percent annually is available for accelerated vesting and the stock is subject to cumulative vesting. Earlier vesting may occur due to termination of employment by death, disability or a change in control of the Company or by action of the Compensation Committee. In addition, the stock vests upon retirement at or after attainment of age 60. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on the restricted stock.

(9) The number of performance units reported were awarded in 2008 and vest at the end of the three-year performance period ending December 31, 2010. The number of performance units reported and their corresponding value are based upon a payout at the maximum amount.

(10) The number of performance units reported were awarded in 2009 and vest at the end of the three-year performance period ending December 31, 2011. The number of performance units reported and their corresponding value are based upon a payout at the maximum amount.

Option Exercises and Stock Vested for Fiscal Year 2009

This table shows the number and value of (1) stock options that were exercised by the named executive officers, (2) restricted stock awards that vested and (3) performance units that vested in 2009.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gale E. Klappa	-- --	-- --	4,695 [2] 46,251 [4]	186,884 [3] 2,304,687 [5]
Allen L. Leverett	-- --	-- --	2,232 [2] 21,840 [4]	92,103 [3] 1,088,325 [5]
Frederick D. Kuester	-- --	-- --	2,892 [2] 21,840 [4]	128,000 [3] 1,088,325 [5]
James C. Fleming	-- --	-- --	542 [2] [6] 10,449 [4]	22,731 [3] [6] 520,689 [5]
Kristine A. Rappé	10,000 --	142,470 [1] --	273 [2] [6] 8,222 [4]	12,378 [3] [6] 409,722 [5]

(1) Value realized upon the exercise of options is determined by multiplying the number of shares received upon exercise by the difference between the market price of Wisconsin Energy common stock at the time of exercise and the exercise price.

(2) Reflects the number of shares of restricted stock that vested in 2009.

(3) Restricted stock value realized is determined by multiplying the number of shares of restricted stock that vested by the fair market value of Wisconsin Energy common stock on the date of vesting. We compute fair market value as the average of the high and low prices of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the vesting date.

(4) Reflects the number of performance units that vested as of December 31, 2009, the end of the applicable three-year performance period. The performance units were settled in cash.

(5) Performance units value realized is determined by multiplying the number of performance units that vested by the closing market price of Wisconsin Energy common stock on December 31, 2009.

(6) Mr. Fleming and Ms. Rappé deferred $22,731 and $12,243, respectively, into the WEC Executive Deferred Compensation Plan. The number of phantom stock units received in the WEC Executive Deferred Compensation Plan equaled the number of shares of restricted stock deferred.

Pension Benefits at Fiscal Year-End 2009

The following table sets forth information for each named executive officer regarding their pension benefits at fiscal year-end 2009 under WEC's four different retirement plans discussed below.

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years Credited Service [1] (#)	Present Value of Accumulated Benefit [2][3] ($)	Payments During Last Fiscal Year ($)
Gale E. Klappa	WEC Plan	6.67	117,997	--
	SERP A	6.67	1,250,917	--
	Individual Letter Agreement	32.33	12,844,366	--
Allen L. Leverett	WEC Plan	6.50	108,020	--
	SERP A	6.50	648,257	--
	Individual Letter Agreement	21.00	720,685	--
Frederick D. Kuester	WEC Plan	6.17	105,777	--
	SERP A	6.17	555,606	--
	Individual Letter Agreement	37.33	7,760,608	--
James C. Fleming	WEC Plan	4.00	67,802	--
	SERP A	4.00	190,313	--
	Individual Letter Agreement	4.00	519,722	--
Kristine A. Rappé	WEC Plan	27.33	587,865	--
	SERP A	27.33	1,628,165	--
	SERP B	-- [4]	475,794	--
	Individual Letter Agreement	--	--	--

(1) Years of service are computed as of December 31, 2009, the pension plan measurement date used for financial statement reporting purposes. Messrs. Klappa, Leverett and Kuester have been credited with 25.66, 14.5 and 31.16 years of service, respectively, pursuant to the terms of their Individual Letter Agreements (ILAs). The increase in the aggregate amount of each of Messrs. Klappa's, Leverett's and Kuester's accumulated benefit under all of Wisconsin Energy's retirement plans resulting from the additional years of credited service is the amount identified in connection with each respective ILA set forth in column (d).

(2) The key assumptions used in calculating the actuarial present values reflected in this column are:

- First projected unreduced retirement age based on current service:
  - For Mr. Klappa, age 62.
  - For Messrs. Leverett and Fleming, and Ms. Rappé, age 65.
  - For Mr. Kuester, age 60.
- Discount rate of 6.05%.
- Cash balance interest crediting rate of 6.75%.
- Form of payment:
  - WEC Plan: Lump sum.
  - SERP: Life annuity.
  - ILA: Life annuity, other than Mr. Fleming who we assume will receive a lump sum payment.
- Mortality Table, for life annuity:
  - Messrs. Klappa, Leverett and Kuester - RP2000 with projection to 2010 - Male.
  - Mr. Fleming – N/A.
  - Ms. Rappé - RP2000 with projection to 2010 - Female.

(3) Wisconsin Energy's pension benefit obligations to Messrs. Klappa, Leverett and Kuester will be partially offset by pension benefits Messrs. Klappa, Leverett and Kuester are entitled to receive from their former employers. The amounts reported for Messrs. Klappa, Leverett and Kuester represent only Wisconsin Energy's obligation of the aggregate actuarial present value of each of their accumulated benefit under all of the plans. The total aggregate actuarial present value of each of Messrs. Klappa's, Leverett's and Kuester's accumulated benefit under all of the plans is $17,382,252, $1,687,275 and $11,115,772, respectively, $3,168,971, $210,313 and $2,693,781 of which we estimate the prior employer is obligated to pay. If Mr. Klappa's, Mr. Leverett's or Mr. Kuester's former employer becomes unable to pay its portion of his respective accumulated pension benefit, Wisconsin Energy is obligated to pay the total amount.

(4) Pursuant to the terms of SERP B, participants are not entitled to any payments until after they retire at or after age 60, regardless of how many years they have been employed with the Company. Therefore, there are no years of credited service associated with participation in SERP B.

Retirement Plans

Wisconsin Energy maintains four different plans providing for retirement payments and benefits: a defined benefit pension plan of the cash balance type (WEC Plan); two supplemental executive retirement plans (SERP A and SERP B); and Individual Letter Agreements with each of the named executive officers. The compensation currently considered for purposes of the retirement plans (other than the WEC Plan) for Messrs. Klappa, Leverett and Kuester, and Ms. Rappé, is $3,299,932, $1,536,600, $1,661,380 and $850,862, respectively. These amounts represent the average compensation (consisting of base salary and annual incentive compensation) for the 36 highest consecutive months. Under the terms of Mr. Fleming's employment agreement with WEC, the compensation considered for purposes of the retirement plans (other than the WEC Plan) is $1,077,694. This amount represents Mr. Fleming's 2009 base salary, which was the same as his 2008 base salary, plus his 2008 STPP award paid in 2009. As of December 31, 2009, Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, currently have or are considered to have 32.33, 21.00, 37.33, 4.00 and 27.33 credited years of service, respectively, under the various supplemental plans described below. Messrs. Klappa, Leverett and Kuester, and Ms. Rappé, are not entitled to these supplemental benefits until they attain the age of 60. Neither Mr. Fleming nor Ms. Rappé were granted additional years of credited service.

The WEC Plan. Most regular full-time and part-time employees, including the named executive officers, participate in the WEC Plan. The WEC Plan bases a participant's defined benefit pension on the value of a hypothetical account balance. For individuals participating in the WEC Plan as of December 31, 1995, a starting account balance was created equal to the present value of the benefit accrued as of December 31, 1994, under the plan benefit formula prior to the change to a cash balance approach. That formula provided a retirement income based on years of credited service and average compensation (consisting of base salary) for the 36 highest consecutive months, with an adjustment to reflect the Social Security integrated benefit. In addition, individuals participating in the WEC Plan as of December 31, 1995, received a special one-time transition credit amount equal to a specified percentage varying with age multiplied by credited service and 1994 base pay.

The present value of the accrued benefit as of December 31, 1994, plus the transition credit, was also credited with interest at a stated rate. For 1996 through 2007, a participant received annual credits to the account equal to 5% of base pay (including 401(k) plan pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to 4% plus 75% of the annual time-weighted trust investment return for the year in excess of 4%.

Beginning January 1, 2008, the interest credit on all prior accruals no longer fluctuates based upon the trust's investment return for the year. Instead, the interest credit percentage is set at either the long-term corporate bond third segment rate, published by the Internal Revenue Service, or 4%, whichever is greater. For participants in the WEC Plan on December 31, 2007, their WEC Plan benefit starting January 1, 2008 will never be less than the benefit accrued as of December 31, 2007. The WEC Plan benefit will be calculated under both formulas to provide participants with the greater benefit; however, in calculating a participant's benefit accrued as of December 31, 2007, interest credits as defined under the prior WEC Plan formula will be taken into account but not any additional pay credits. Additionally, the WEC Plan continues to provide that up to an additional 2% of base pay may be earned based upon achievement of earnings targets. Participants who were "grandfathered" as of December 31, 1995 as discussed below, will still receive the greater of the grandfathered benefit or the cash balance benefit.

The life annuity payable under the WEC Plan is determined by converting the hypothetical account balance credits into annuity form.

Individuals who were participants in the WEC Plan on December 31, 1995 were "grandfathered" so that they will not receive any lower retirement benefit than would have been provided under the prior formula, had it continued. This amount will continue to increase until December 31, 2010, at which time it will be frozen. Upon retirement, participants will receive the greater of this frozen amount or the accumulated cash balance.

For the named executive officers other than Mr. Fleming who does not participate in the prior plan formula, estimated benefits under the "grandfathered" formula are higher than under the cash balance plan formula. Although all of the named executive officers, other than Ms. Rappé who is grandfathered under the prior plan formula, participate in the cash balance plan formula, pursuant to the agreements discussed below, Messrs. Klappa's, Leverett's and Kuester's total retirement benefits would currently be determined by the prior plan benefit formula if they were to retire at or after age 60. These benefits are payable under the Individual Letter Agreements, not the WEC Plan. The named executive officers, other than Ms. Rappé, would receive the cash balance in their accounts if they were to terminate employment prior to attaining the age of 60. Ms. Rappé would receive benefits under either the grandfathered formula or the cash balance plan formula, whichever is higher, if she were to terminate employment prior to attaining the age of 60.

Under the WEC Plan, participants receive unreduced pension benefits upon reaching one of the following three thresholds: (1) age 65; (2) age 62 with 30 years of service; or (3) age 60 with 35 years of service.

Pursuant to the Internal Revenue Code, only $245,000 of pension eligible earnings (base pay and annual incentive compensation) may be considered for purposes of the WEC Plan.

Supplemental Executive Retirement Plans and Individual Letter Agreements. Designated officers of Wisconsin Energy and Wisconsin Electric Power Company, including all of the named executive officers, participate in SERP A and SERP B (collectively, the "SERP"), which are part of the Supplemental Pension Plan (the "SPP") adopted to comply with Section 409A of the Internal Revenue Code. SERP A provides monthly supplemental pension benefits to participants, which will be paid out of unsecured corporate assets, or the grantor trust described below, in an amount equal to the difference between the actual pension benefit payable under the WEC Plan and what such pension benefit would be if calculated without regard to any limitation imposed by the Internal Revenue Code on pension benefits or covered compensation, including amounts deferred to the Wisconsin Energy Corporation Executive Deferred Compensation Plan. In addition, pursuant to the terms of SERP B, Ms. Rappé also will receive a supplemental lifetime annuity, equal to 10% of the average compensation (consisting of base salary and annual incentive compensation) for the 36 highest consecutive months. Except for a "change in control" of Wisconsin Energy, as defined in the SPP, and pursuant to the terms of the Individual Letter Agreements discussed below, no payments are made until after the participant's retirement at or after age 60 or death. If a participant in the SERP dies prior to age 60, his or her beneficiary is entitled to receive retirement benefits under the SERP. SERP B is only provided to a grandfathered group of officers and was designed to provide an incentive to key employees to remain with the Company until retirement or death. The Compensation Committee eliminated the SERP B benefit a number of years ago.

Wisconsin Energy has entered into agreements with Messrs. Klappa, Leverett and Kuester to provide them with supplemental retirement benefits upon retirement at or after age 60. The supplemental retirement payments are intended to make the total retirement benefits payable to the executive comparable to that which would have been received under the WEC Plan as in effect on December 31, 1995, had the defined benefit formula then in effect continued until the executive's retirement, calculated without regard to Internal Revenue Code limits, and as if the executive had started participation in the WEC Plan at age 27 for Mr. Klappa, on January 1, 1989 for Mr. Leverett, and at the age of 22 for Mr. Kuester. The retirement benefits payable to Messrs. Klappa, Leverett and Kuester will be offset by the value of any qualified or non-qualified defined benefit pension plans of prior employers.

Messrs. Klappa's, Leverett's and Kuester's agreements also provide for a pre-retirement spousal benefit to be paid to their spouses in the event of the executive's death while employed by the Company. The benefit payable is equal to the amount which would have been received by the executive's spouse under the WEC Plan as in effect on December 31, 1995, had the benefit formula then in effect continued until the executive's death, calculated without regard to Internal Revenue Code limits, and as if the executive had started at the ages or dates indicated above for each executive. The spousal benefit payable would be offset by one-half of the value of any qualified or non-qualified deferred benefit pension plans of Messrs. Klappa's, Leverett's and Kuester's prior employers.

Wisconsin Energy has entered into an agreement with Mr. Fleming to provide him a special supplemental pension to keep him whole for pension benefits he would have received from his prior employer. Wisconsin Energy will credit Mr. Fleming's account with a minimum of $80,000 annually, and will credit up to an additional $40,000 annually based on performance against Company goals as determined by the Compensation Committee. The amounts credited to Mr. Fleming's account will earn interest as if it had been credited to the WEC Plan. The account balance vests at the earlier of five years from the date Mr. Fleming commenced employment (January 3, 2011) or age 65, and will be paid pursuant to the terms of the SPP. Mr. Fleming also participates in the WEC Plan and SERP A, without any additional years of credited service.

The purpose of these agreements is to ensure that Messrs. Klappa, Leverett, Kuester and Fleming did not lose pension earnings by joining the executive management team at Wisconsin Energy they otherwise would have received from their former employers. Since retirement plans operate in a manner where accrued amounts increase substantially as a participant increases in age and years of service, these officers forfeited substantial pension benefits by coming to work for Wisconsin Energy. Without providing a means to retain these pension benefits, it would have been difficult for Wisconsin Energy to attract these officers.

In order to allow Ms. Rappé to retire at age 60 with an unreduced pension benefit, Wisconsin Energy entered into an agreement with Ms. Rappé whereby her SERP A benefit will not be subject to early retirement reduction factors if she retires at or after age 60. Under this agreement, if Ms. Rappé were to retire at age 60, she would be granted less than one year of additional credited service.

The SPP provides for a mandatory lump sum payment upon a change in control if the executive's employment is terminated within 18 months after the change in control. The Wisconsin Energy Amended Non-Qualified Trust, a grantor trust, was established to fund certain non-qualified benefits, including the SPP and the Individual Letter Agreements, as well as the Executive Deferred Compensation Plan and the Directors' Deferred Compensation Plan discussed later in this proxy statement. See "Potential Payments upon Termination or Change in Control" later in this proxy statement for additional information.

Nonqualified Deferred Compensation for Fiscal Year 2009

The following table reflects activity by the named executive officers during 2009 in WEC's Executive Deferred Compensation Plan discussed below.

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last Fiscal Year [(1)] ($)	Registrant Contributions in Last Fiscal Year [(2)] ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End [(3)] ($)
Gale E. Klappa	463,001	128,828	81,292	--	2,828,562
Allen L. Leverett	112,725	54,939	141,380	--	1,970,000
Frederick D. Kuester	114,209	60,167	125,538	--	1,820,280
James C. Fleming	394,375	33,633	102,393	--	812,391
Kristine A. Rappé	69,314	25,762	248,976	--	1,809,691

(1) Other than $58,871 and $12,243 of Mr. Fleming's and Ms. Rappé's contribution, respectively, all of the amounts are reported as compensation in the Summary Compensation Table of this proxy statement. These amounts consist of the value of restricted stock that vested during 2009 and/or dividends paid on performance units during 2009. The grant date fair value of the performance units granted in 2007, 2008 and 2009 (which includes the value of the right to receive dividends) are included in the Summary Compensation Table.

(2) All of the reported amounts are reported as compensation in the Summary Compensation Table.

(3) $1,826,179, $1,332,992, $1,159,595, $297,562 and $210,780 of the reported amounts were reported as compensation in the Summary Compensation Tables in prior proxy statements for Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, respectively. Messrs. Klappa, Leverett and Kuester have been named executive officers since commencing employment with Wisconsin Energy in 2003. Mr. Fleming has been a named executive officer since commencing employment with Wisconsin Energy in January 2006. Ms. Rappé was a named executive officer in 2004 and 2005, and became a named executive officer again in 2007.

Executive Deferred Compensation Plan

WEC maintains two executive deferred compensation plans, the Legacy Wisconsin Energy Corporation Executive Deferred Compensation Plan (the "Legacy EDCP") and the Wisconsin Energy Corporation Executive Deferred Compensation Plan (the "EDCP"), adopted effective January 1, 2005 to comply with Section 409A of the Internal Revenue Code. Executive officers and certain other highly compensated employees are eligible to participate in both plans. The Legacy EDCP provides that (i) amounts earned, deferred, vested, credited and/or accrued as of December 31, 2004 are preserved and frozen so that these amounts are exempt from Section 409A and (ii) no new employees may participate in the Legacy EDCP as of January 1, 2005. Since January 1, 2005, all deferrals have been made to the EDCP. The provisions of each of these plans are described below.

The Legacy EDCP. Under the plan, a participant could have deferred up to 100% of his or her base salary, annual incentive compensation, long-term incentive compensation (including the value of any stock option gains, vested awards of restricted stock, performance shares and units and dividends earned on unvested performance units), severance payments due under WEC's Executive Severance Policy or under any change in control agreement between the Company and a participant, and any "make-whole" pension supplements.

Deferral elections were made annually by each participant for the upcoming plan year. The Company maintains detailed records tracking each participant's "account balance." In addition to deferrals made by the participants, the Company was also able to credit each participant's account balance by matching a certain portion of each participant's deferral. Such deferral matching was determined by a formula taking into account the matching rate applicable under the Company's 401(k) plan, the percentage of compensation subject to such matching rate, the participant's gross compensation eligible for matching and the amount of eligible compensation actually deferred. Also, the Company, in its discretion, could have credited any other amounts, as appropriate, to each participant's account. Additionally, "make-whole" payments could have been made to participants who were not eligible to participate in the SERP and whose deferrals resulted in lesser payments under the Company's qualified pension plan.

The Company tracks each participant's account balance as though the balance was actually invested in one or more of several measurement funds. Measurement fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on deferred amounts for the duration of the deferral period. Each participant may select the amount of deferred compensation to be allocated among any one or more of the available measurement funds. Participants may elect from among eight measurement funds that correspond to investment options in our 401(k) plan in addition to the prime rate fund and the Company's stock measurement fund. Deferred amounts relating to the value of participants' stock option gains and vested restricted stock are always deemed invested in the Company's stock measurement fund and may not be transferred to any other measurement fund. Contributions and deductions may be made to each participant's account based on the performance of the measuring funds elected. The table below shows the funds available under the Legacy EDCP and their annual rate of return for the calendar year ended December 31, 2009:

Name of Fund	Rate of Return (%)	Name of Fund	Rate of Return (%)
Fidelity Balanced Fund	28.05	Fidelity U.S. Bond Index Fund	6.45
Fidelity Diversified International Fund	31.78	Prime Rate	3.30
Fidelity Equity – Income Fund	29.54	S&P 500 Fund	26.46
Fidelity Growth Company Fund	41.15	Vanguard Mid-Cap Index	40.22
Fidelity Low-Priced Stock Fund	39.08	WEC Common Stock Fund	22.50

Each participant's account balance is debited or credited periodically based on the performance of the measurement fund(s) elected by the participant. Subject to certain restrictions, participants may make changes to their measurement fund elections by notice to the committee administering the plan.

At the time of his or her deferral election, each participant designated a prospective payout date for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout date. A participant may elect, at any time, to withdraw part (a minimum of $25,000) or all of his or her account balance, subject to a withdrawal penalty of 10%. Payout amounts may be limited to the extent to which they are deductible by the Company under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Any participant who suffers from a continued disability will be entitled to the benefits of plan participation unless and until the committee administering the plan determines that the participant has been terminated for purposes of continued participation in the plan. Upon any such determination, the disabled participant is paid out as though the participant had retired. Except in certain limited circumstances, participants' account balances will be paid out in a lump sum (1) upon the occurrence of a change in control, as defined in the plan, or (2) upon any downgrade of the Company's senior debt obligations to less than "investment grade." The deferred amounts will be paid out of the general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

The EDCP. Under the plan, a participant may defer up to 75% of his or her base salary and annual incentive compensation and up to 100% of his or her long-term incentive compensation (including vested awards of restricted stock, performance units and dividends earned on unvested performance units). Stock option gains may not be deferred into the EDCP.

Generally, deferral elections are made annually by each participant for the upcoming plan year. The Company maintains detailed records tracking each participant's "account balance." In addition to deferrals made by the participants, the Company may also credit each participant's account balance by matching a certain portion of each participant's deferral. Such deferral matching is determined by a formula taking into account the matching rate applicable under the Company's 401(k) plan, the percentage of compensation subject to such matching rate, the participant's gross compensation eligible for matching and the amount of eligible compensation actually deferred. Also, the Company, in its discretion, may credit any other amounts, as appropriate, to each participant's account.

The Company tracks each participant's account balance as though the balance was actually invested in one or more of several measurement funds. Measurement fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on deferred amounts for the duration of the deferral period. Each participant may select the amount of deferred compensation to be allocated among any one or more of the same ten measurement funds described under "The Legacy EDCP" above. Deferred amounts relating to the value of participants' vested restricted stock are always deemed invested in the Company's stock measurement fund and may not be transferred to any other measurement fund. Contributions and deductions may be made to each participant's account based on the performance of the measuring funds elected.

Each participant's account balance is debited or credited periodically based on the performance of the measurement fund(s) elected by the participant. Subject to certain restrictions, participants may make changes to their measurement fund elections by notice to the committee administering the plan.

At the time of his or her deferral election, each participant may designate a prospective payout date for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout date. Amounts deferred into the EDCP may not be withdrawn at the discretion of the participant and a change to the designated payout date delays the initial payment five years beyond the originally designated payout date. The Company may not limit payout amounts in order to deduct such amounts under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Disability is not itself a payment event until the participant terminates employment with WEC or its subsidiaries. A participant's account balance will be paid out in a lump sum if the participant separates from service with WEC or its subsidiaries within 18 months after a change in control of WEC, as defined in the plan. The deferred amounts will be paid out of the general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

Potential Payments upon Termination or Change in Control

The tables below reflect the amount of compensation payable to each of our named executive officers in the event of termination of each executive's employment. These amounts are in addition to each named executive officers' aggregate balance in the Executive Deferred Compensation Plan at fiscal year-end 2009, as reported in column (f) under "Nonqualified Deferred Compensation for Fiscal Year 2009." The amount of compensation payable to each named executive officer upon voluntary termination, normal retirement, for-cause termination, involuntary termination (by the Company for any reason other than cause, death or disability or by the executive for "good reason"), termination following a "change in control", disability and death are set forth below. The amounts shown assume that such termination was effective as of December 31, 2009 and include amounts earned through that date, and are estimates of the amounts which would be paid out to the named executive officers upon termination. The amounts shown under "Normal Retirement" assume the named executive officers were retirement eligible with no reduction of retirement benefits. The amounts shown under "Termination Upon a Change in Control" assume the named executive officers terminated employment as of December 31, 2009, which was within 18 months of a change in control of WEC. The amounts reported in the row "Retirement Plans" in each table below are not in addition to the amounts reflected under "Pension Benefits at Fiscal Year-End 2009." The actual amounts to be paid out can only be determined at the time of an officer's termination of employment.

Payments Made Upon Voluntary Termination or Termination for Cause, Death or Disability. In the event a named executive officer voluntarily terminates employment or is terminated for cause, death or disability, the officer will receive:

- accrued but unpaid base salary and, for termination by death or disability, pro-rated annual incentive compensation;
- 401(k) plan and Executive Deferred Compensation Plan account balances;
- the WEC Plan cash balance;
- in the case of death or disability, full vesting in all outstanding stock options, restricted stock and performance units (otherwise, the ability to exercise already vested options within three months of termination); and
- if termination occurs after age 60 or by death or disability, vesting in the SERP and Individual Letter Agreements.

Named executive officers are also entitled to the value of unused vacation days, if any, and for termination by death, benefits payable under the death benefit only plan.

Payments Made Upon Normal Retirement. In the event of the retirement of a named executive officer, the officer will receive:

- full vesting in all outstanding stock options and a prorated amount of performance units;
- full vesting in all retirement plans, including the WEC Plan, SERP and Individual Letter Agreements; and
- 401(k) plan and Executive Deferred Compensation Plan account balances.

In addition, Ms. Rappé is entitled to full vesting of her restricted stock upon retirement at or after attainment of age 60. Named executive officers are also entitled to the value of unused vacation days, if any.

Payments Made Upon a Change in Control or Involuntary Termination. Wisconsin Energy has entered into written employment agreements with each of Messrs. Klappa, Leverett, Kuester and Fleming, and Ms. Rappé, which provide for certain severance benefits as described below.

Under the agreement with Mr. Klappa, severance benefits are provided if his employment is terminated:

- in anticipation of or following a change in control by the Company for any reason, other than cause, death or disability;
- by Mr. Klappa for good reason in anticipation of or following a change in control;
- by Mr. Klappa within six months after completing one year of service following a change in control; or

- in the absence of a change in control, by the Company for any reason other than cause, death or disability or by Mr. Klappa for good reason.

Upon the occurrence of one of these events, Mr. Klappa's agreement provides for:

- a lump sum severance payment equal to three times the sum of Mr. Klappa's highest annual base salary in effect in the last three years and highest bonus amount;
- three years' continuation of health and certain other welfare benefit coverage and eligibility for retiree health coverage thereafter;
- a payment equal to the value of three additional years' of participation in the applicable qualified and non-qualified retirement plans based upon the higher of (1) the annual base salary in effect at the time of termination and (2) any salary in effect during the 180 day period preceding termination, plus the highest bonus amount;
- a payment equal to the value of three additional years of Company match in the 401(k) plan and the Executive Deferred Compensation Plan;
- full vesting in all outstanding stock options, restricted stock and other equity awards;
- 401(k) plan and Executive Deferred Compensation Plan account balances;
- certain financial planning services and other benefits; and
- in the event of a change in control, a "gross-up" payment should any payments or benefits under the agreements trigger federal excise taxes under the "parachute payment" provisions of the tax law.

The highest bonus amount would be calculated as the largest of (1) the current target bonus for the fiscal year in which employment termination occurs, or (2) the highest bonus paid in any of the last three fiscal years of the Company prior to termination or the change in control. The agreement contains a one-year non-compete provision applicable on termination of employment.

Mr. Leverett's and Mr. Kuester's agreements are substantially similar to Mr. Klappa's, except that if their employment is terminated by the Company for any reason other than cause, death or disability or by them for good reason in the absence of a change in control:

- the special lump sum severance benefit is two times the sum of their highest annual base salary in effect for the three years preceding their termination and their highest bonus amount;
- health and certain other welfare benefits are provided for a two-year period;
- the special retirement plan lump sum is calculated as if their employment continued for a two-year period following termination of employment; and
- the payment for 401(k) plan and Executive Deferred Compensation Plan match is equal to two years of Company match.

Mr. Leverett's and Mr. Kuester's agreements contain a one-year non-compete provision applicable on termination of employment.

Mr. Fleming is entitled to the same benefits as Mr. Klappa upon termination of employment in connection with a change in control. However, Mr. Fleming is not entitled to receive any severance payments upon the termination of employment for good reason or without cause in the absence of a change in control.

Ms. Rappé's agreement is substantially similar to Mr. Klappa's, except that if Ms. Rappé's employment is terminated upon a change in control, (1) the special lump sum severance benefit is three times the sum of her highest annual base salary in effect for the three years preceding termination and her target bonus amount, and (2) the payment related to the retirement plans is based upon the same base salary amount calculated as set forth above plus her target bonus amount. In addition, if Ms. Rappé's employment is terminated by the Company for any reason other than cause, death or disability or by Ms. Rappé for good reason in the absence of a change of control:

- the special lump sum severance benefit is two times the sum of her highest annual base salary in effect for the three years preceding her termination and her target bonus amount;
- health and certain other welfare benefits are provided for a two-year period;
- the special retirement plan lump sum is calculated as if her employment continued for a two-year period following termination of employment; and
- the payment for 401(k) plan and Executive Deferred Compensation Plan match is equal to two years of Company match.

Ms. Rappé's agreement contains a one-year non-compete provision applicable on termination of employment.

Pursuant to the terms of the SPP and Individual Letter Agreements, retirement benefits are paid to the named executive officers upon termination of employment within 18 months of a change in control. Participants in SERP A, including the named executive officers, are also eligible to receive a supplemental disability benefit in an amount equal to the difference between the actual amount of the benefit payable under the long-term disability plan applicable to all employees and what such disability benefit would have been if calculated without regard to any limitation imposed by the broad-based plan on annual compensation recognized thereunder.

Generally, pursuant to the agreements, a change in control is deemed to occur:

(1) if any person or group acquires WEC common stock that constitutes more than 50% of the total fair market value or total voting power of WEC;
(2) if any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) WEC common stock that constitutes 30% or more of the total voting power of WEC;
(3) if a majority of the members of WEC's Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of WEC's Board before the date of appointment or election; or
(4) if any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) assets from WEC that have a total gross fair market value equal to or more than 40% of the total gross value of all the assets of WEC immediately before such acquisition or acquisitions, unless the assets are transferred to:
    - an entity that is controlled by the shareholders of the transferring corporation;
    - a shareholder of WEC in exchange for or with respect to its stock;
    - an entity of which WEC owns, directly or indirectly, 50% or more of its total value or voting power; or
    - a person or group (or an entity of which such person or group owns, directly or indirectly, 50% or more of its total value or voting power) that owns, directly or indirectly, 50% or more of the total value or voting power of WEC.

Generally, pursuant to the agreements, good reason means:

(1) solely in the context of a change in control, a material reduction of the executive's duties and responsibilities (other than Mr. Kuester's agreement);
(2) a material reduction in the executive's base compensation;
(3) a material change in the geographic location at which the executive must perform services; or
(4) a material breach of the agreement by the Company.

The following table shows the potential payments upon termination or a change in control of the Company for Gale E. Klappa.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	10,372,761	10,372,761	--	--
Additional Pension Credited Service	--	--	--	2,602,135	2,602,135	--	--
Additional 401(k) and EDCP Match	--	--	--	414,910	414,910	--	--
Long-Term Incentive Compensation:							
Performance Units	--	2,252,149	--	5,261,550	5,261,550	5,261,550	5,261,550
Restricted Stock	--	--	--	904,147	904,147	904,147	904,147
Options	--	3,202,413	--	3,202,413	3,202,413	3,202,413	3,202,413
Benefits & Perquisites:							
Retirement Plans	117,997	14,213,281	117,997	13,801,747	13,801,747	14,213,281	6,515,689
Health and Welfare Benefits	--	--	--	38,321	38,321	--	--
Excise Tax Gross-Up	--	--	--	--	9,900,732	--	--
Financial Planning	--	--	--	45,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	3,387,024
Total	117,997	19,667,843	117,997	36,672,984	46,573,716	23,581,391	19,270,823

The following table shows the potential payments upon termination or a change in control of the Company for Allen L. Leverett.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	3,220,704	4,831,056	--	--
Additional Pension Credited Service	--	--	--	530,888	709,170	--	--
Additional 401(k) and EDCP Match	--	--	--	128,828	193,242	--	--
Long-Term Incentive Compensation:							
Performance Units	--	1,190,771	--	2,782,507	2,782,507	2,782,507	2,782,507
Restricted Stock	--	--	--	110,685	110,685	110,685	110,685
Options	--	1,674,294	--	1,674,294	1,674,294	1,674,294	1,674,294
Benefits & Perquisites:							
Retirement Plans	108,020	1,476,963	108,020	1,546,254	1,583,967	1,476,963	1,147,465
Health and Welfare Benefits	--	--	--	25,548	38,321	--	--
Excise Tax Gross-Up	--	--	--	--	4,872,112	--	--
Financial Planning	--	--	--	30,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,823,040
Total	108,020	4,342,028	108,020	10,079,708	16,870,354	6,044,449	7,537,991

The following table shows the potential payments upon termination or a change in control of the Company for Frederick D. Kuester.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	3,482,100	5,223,150	--	--
Additional Pension Credited Service	--	--	--	1,195,612	1,284,893	--	--
Additional 401(k) and EDCP Match	--	--	--	139,284	208,926	--	--
Long-Term Incentive Compensation:							
Performance Units	--	1,190,771	--	2,782,507	2,782,507	2,782,507	2,782,507
Restricted Stock	--	--	--	540,627	540,627	540,627	540,627
Options	--	1,674,294	--	1,674,294	1,674,294	1,674,294	1,674,294
Benefits & Perquisites:							
Retirement Plans	105,777	8,421,990	105,777	7,436,942	6,764,370	8,421,990	3,421,274
Health and Welfare Benefits	--	--	--	25,548	38,321	--	--
Excise Tax Gross-Up	--	--	--	--	5,191,861	--	--
Financial Planning	--	--	--	30,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,971,000
Total	105,777	11,287,055	105,777	17,336,914	23,783,949	13,419,418	10,389,702

The following table shows the potential payments upon termination or a change in control of the Company for James C. Fleming.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	--	3,233,082	--	--
Additional Pension Credited Service	--	--	--	--	586,316	--	--
Additional 401(k) and EDCP Match	--	--	--	--	129,323	--	--
Long-Term Incentive Compensation:							
Performance Units	--	444,650	--	444,650	1,029,986	1,029,986	1,029,986
Restricted Stock	--	--	--	--	54,224	54,224	54,224
Options	--	643,123	--	643,123	643,123	643,123	643,123
Benefits & Perquisites:							
Retirement Plans	258,115	777,837	258,115	258,115	802,856	777,837	775,707
Health and Welfare Benefits	--	--	--	--	38,321	--	--
Excise Tax Gross-Up	--	--	--	--	2,413,005	--	--
Financial Planning	--	--	--	--	45,000	--	--
Outplacement	--	--	--	--	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,323,000
Total	258,115	1,865,610	258,115	1,345,888	9,005,236	2,505,170	3,826,040

The following table shows the potential payments upon termination or a change in control of the Company for Kristine A. Rappé.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	1,259,866	1,889,798	--	--
Additional Pension Credited Service	--	--	--	255,980	386,672	--	--
Additional 401(k) and EDCP Match	--	--	--	50,395	75,592	--	--
Long-Term Incentive Compensation:							
Performance Units	--	363,510	--	848,854	848,854	848,854	848,854
Restricted Stock	--	199,349	--	199,349	199,349	199,349	199,349
Options	--	529,576	--	529,576	529,576	529,576	529,576
Benefits & Perquisites:							
Retirement Plans	578,865	2,682,824	578,865	3,725,685	3,769,091	2,682,824	1,783,785
Health and Welfare Benefits	--	--	--	25,548	38,321	--	--
Excise Tax Gross-Up	--	--	--	--	4,741,068	--	--
Financial Planning	--	--	--	30,000	30,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,181,124
Total	578,865	3,775,259	578,865	6,955,253	12,538,321	4,260,603	4,542,688

DIRECTOR COMPENSATION

The following table summarizes total compensation awarded to, earned by or paid to each of WEC's non-employee directors during 2009.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid In Cash ($)	Stock Awards [(1)(2)] ($)	Option Awards [(3)] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation [(4)] ($)	Total ($)
John F. Bergstrom	80,000	75,000	--	--	--	20,677	175,677
Barbara L. Bowles	80,000	75,000	--	--	--	18,986	173,986
Patricia W. Chadwick	75,000	75,000	--	--	--	19,843	169,843
Robert A. Cornog	75,000	75,000	--	--	--	41,077	191,077
Curt S. Culver	80,000	75,000	--	--	--	14,758	169,758
Thomas J. Fischer	82,500	75,000	--	--	--	24,861	182,361
Ulice Payne, Jr.	75,000	75,000	--	--	--	10,513	160,513
Frederick P. Stratton, Jr.	75,000	75,000	--	--	--	20,608	170,608

(1) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, of restricted stock awards made to the directors in 2009. Each restricted stock award vests in full on the third anniversary of the grant date. We made certain assumptions in our valuation of the restricted stock awarded to the directors. See Note J -- Common Equity in the Notes to Consolidated Financial Statements in our 2009 Annual Report on Form 10-K for a description of these assumptions.

(2) Directors held the following number of shares of restricted stock as of December 31, 2009: Mr. Bergstrom (5,180), Ms. Bowles (5,180), Ms. Chadwick (5,180), Mr. Cornog (5,180), Mr. Culver (5,180), Mr. Fischer (5,180), Mr. Payne (5,180) and Mr. Stratton (5,180).

(3) Directors held the following number of options to purchase Wisconsin Energy common stock as of December 31, 2009, all of which are exercisable: Ms. Bowles (5,000), Mr. Cornog (15,000) and Mr. Payne (10,000).

(4) All amounts represent costs for the Directors' Charitable Awards Program. See "Compensation of the Board of Directors" below for additional information regarding this program.

Compensation of the Board of Directors

During 2009, each non-employee director received an annual retainer fee of $75,000. Non-employee chairs of Board committees received a quarterly retainer of $1,250, except the chair of the Audit and Oversight Committee who received a quarterly retainer of $1,875. The Company reimbursed non-employee directors for all out-of-pocket travel expenses (which reimbursed amounts are not reflected in the table above). Each non-employee director also received on January 2, 2009, the 2009 annual stock compensation award in the form of restricted stock equal to a value of $75,000, with all shares vesting three years from the grant date. Employee directors do not receive these fees. Insurance is also provided by the Company for director liability coverage, fiduciary and employee benefit liability coverage and travel accident coverage for director travel on Company business. The premiums paid for this insurance are not included in the amounts reported in the table above.

Non-employee directors may defer all or a portion of director fees pursuant to the Directors' Deferred Compensation Plan, adopted effective January 1, 2005 to comply with Section 409A of the Internal Revenue Code. Prior to January 1, 2005, amounts were deferred to the Legacy Directors' Deferred Compensation Plan and are preserved and frozen in that plan, which is not subject to the provisions of Section 409A. Deferred amounts can be credited to any of ten measurement funds, including a WEC phantom stock account. The value of these accounts will appreciate or depreciate based on market performance, as well as through the accumulation of reinvested dividends. Deferral amounts are credited to accounts in the name of each participating director on the books of WEC, are unsecured and are payable only in cash following termination of the director's service to WEC and its subsidiaries. The deferred amounts will be paid out of general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

Although WEC directors also serve on the Wisconsin Electric and Wisconsin Gas boards and their committees, a single annual retainer fee and quarterly committee chair retainer were paid. Fees were allocated among WEC, Wisconsin Electric and Wisconsin Gas based on services rendered.

The Company has a Directors' Charitable Awards Program to help further its philosophy of charitable giving. Under the program, the Company intends to contribute up to $100,000 per year for 10 years to one or more charitable organizations chosen by each director, including employee directors, following the director's death. Directors are provided with one charitable award benefit for serving on the boards of WEC and its subsidiaries. Charitable donations under the program will be paid out of general corporate assets. Directors derive no financial benefit from the program, and all income tax deductions accrue solely to the Company. The tax deductibility of these charitable donations mitigates the net cost to the Company. The Directors' Charitable Awards Program has been eliminated for any new directors elected after January 1, 2007. Directors already participating as of that date, which includes all of the current directors, were grandfathered.

In December 2009, the Compensation Committee reviewed director compensation and determined that no changes should be made for 2010.

RISK ANALYSIS OF WEC'S COMPENSATION POLICIES AND PRACTICES

As part of its process to determine the 2010 compensation of WEC's named executive officers, the Compensation Committee analyzed whether WEC's compensation program taken as a whole creates risks that are reasonably likely to have a material adverse effect on the Company. The Committee concluded it does not. This analysis applies generally to the compensation program for WEC's employees since all management employees (both officers and non-officers) above a certain level are provided with substantially the same mix of compensation as the named executive officers. The compensation package provided to employees below this level is not applicable to this analysis as such compensation package does not provide sufficient incentive to take risks that could materially affect the Company.

There is no objective way to measure risk resulting from a corporation's compensation program; therefore, this analysis is subjective in nature. We believe that the only elements of WEC's compensation program that could incentivize risk taking by its employees, and therefore have a reasonable likelihood of materially adversely affecting the Company, are the annual cash incentive compensation and the long-term incentive compensation, the payout of which is dependent on the achievement of certain performance levels by the Company. Based upon the value of each of these elements to the overall compensation mix and the relative value each has to the other, we believe the Company's compensation program is appropriately balanced. We believe that the mix of short- and long-term awards minimizes risks that may be taken, as any risks taken for short-term gains could ultimately jeopardize the Company's ability to meet the long-term performance objectives. Given the current balance of compensation elements, we do not believe WEC's compensation program incentivizes unreasonable risk taking by management. In addition, we believe the Compensation Committee's stock ownership guidelines, which require officers who participate in the long-term incentive compensation program to hold Company common stock and other equity-related Company securities having a minimum fair market value ranging from 150% to 300% of base salary, further discourage unreasonable risk taking by Company officers.

As part of this analysis, we also considered the nature of WEC's business as a public utility holding company and the fact that substantially all of its earnings and other financial results are generated by regulated public utilities. The highly regulated nature of WEC's business, including limits on the amount of profit the Company's public utility subsidiaries (and therefore, WEC) may earn, significantly reduces any incentive to engage in conduct that would be reasonably likely to have a material adverse effect on the Company.

WEC COMMON STOCK OWNERSHIP

The following table lists the beneficial ownership of WEC common stock of each director, nominee, named executive officer and all of the directors and executive officers as a group as of February 12, 2010. In general, "beneficial ownership" includes those shares as to which the indicated persons have voting power or investment power and stock options that are exercisable currently or within 60 days of February 12, 2010. Included are shares owned by each individual's spouse, minor children or any other relative sharing the same residence, as well as shares held in a fiduciary capacity or held in WEC's Stock Plus Investment Plan and 401(k) plan. Other than as indicated in Note 6 below, none of these persons beneficially owns more than 1% of the outstanding common stock.

	Shares Beneficially Owned(1)		
Name	Shares Owned(2) (3) (4) (5)	Option Shares Exercisable Within 60 Days	Total
John F. Bergstrom	10,748	--	10,748
Barbara L. Bowles	15,633	5,000	20,633
Patricia W. Chadwick	7,575	--	7,575
Robert A. Cornog	14,484	15,000	29,484
Curt S. Culver	4,990	--	4,990
Thomas J. Fischer	12,253	--	12,253
James C. Fleming	2,854	136,500	139,354
Gale E. Klappa	45,624	1,253,000	1,298,624 (6)
Frederick D. Kuester	23,075	674,000	697,075
Allen L. Leverett	10,732	674,000	684,732
Ulice Payne, Jr.	11,649	10,000	21,649
Kristine A. Rappé	13,189	192,425	205,614
Frederick P. Stratton, Jr.	19,589	--	19,589
All directors and executive officers as a group (15 persons)	231,245	3,171,885	3,403,130 (7)

(1) Information on beneficially owned shares is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

(2) Certain directors, named executive officers and other executive officers also hold share units in the WEC phantom common stock account under WEC's deferred compensation plans as indicated: Mr. Bergstrom (14,190), Ms. Bowles (36), Mr. Cornog (20,418), Mr. Culver (17,448), Mr. Fleming (2,223), Mr. Kuester (2,812), Ms. Rappé (12,889), Mr. Stratton (16,203) and all directors and executive officers as a group (86,518). Share units are intended to reflect the performance of WEC common stock and are payable in cash. While these units do not represent a right to acquire WEC common stock, have no voting rights and are not included in the number of shares reflected in the "Shares Owned" column in the table above, the Company listed them in this footnote because they represent an additional economic interest of the directors, named executive officers and other executive officers tied to the performance of WEC common stock.

(3) Each individual has sole voting and investment power as to all shares listed for such individual, except the following individuals have shared voting and/or investment power (included in the table above) as indicated: Mr. Bergstrom (3,000), Mr. Cornog (5,007), Mr. Klappa (2,500), Mr. Kuester (6,706), Mr. Leverett (3,012), Mr. Stratton (4,600) and all directors and executive officers as a group (24,825).

(4) Certain directors and executive officers hold shares of restricted stock (included in the table above) over which the holders have sole voting but no investment power: Mr. Bergstrom (4,989), Ms. Bowles (4,989), Ms. Chadwick (4,990), Mr. Cornog (4,989), Mr. Culver (4,990), Mr. Fischer (4,990), Mr. Fleming (2,069), Mr. Klappa (26,429), Mr. Kuester (15,159), Mr. Leverett (6,531), Mr. Payne (4,989), Ms. Rappé (5,280), Mr. Stratton (4,989) and all directors and executive officers as a group (104,593).

(5) None of the shares beneficially owned by the directors, named executive officers and all directors and executive officers as a group are pledged as security.

(6) Represents 1.1% of total WEC common stock outstanding on February 12, 2010.

(7) Represents 2.9% of total WEC common stock outstanding on February 12, 2010.

Owners of More than 5%. The following table shows stockholders who reported beneficial ownership of more than 5% of WEC common stock, based on the information they have reported. This information is based upon Forms 13G filed with the Securities and Exchange Commission and reflects stock holdings as of December 31, 2009.

Name and Address	Voting Authority		Dispositive Authority		Total Shares Beneficially Owned	Percent of WEC Common Stock
	Sole	Shared	Sole	Shared		
BlackRock, Inc. (1) 40 East 52nd Street New York, NY 10022	8,884,158	0	8,884,158	0	8,884,158	7.6%

(1) Filed on behalf of itself and certain of its subsidiaries.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors and persons owning more than ten percent of WEC's common stock to file reports of ownership and changes in ownership of equity and derivative securities of WEC with the Securities and Exchange Commission and the New York Stock Exchange. Specific due dates for those reports have been established by the Securities and Exchange Commission, and the Company is required to disclose in this proxy statement any failure to file by those dates during the 2009 fiscal year. To the Company's knowledge, based on information provided by the reporting persons, all applicable reporting requirements for fiscal year 2009 were complied with in a timely manner.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company was not a party to any reportable transactions with related parties since January 1, 2009.

Compensation Committee Interlocks and Insider Participation – None of the persons who served as members of the Compensation Committee during 2009 was an officer or employee of the Company during 2009 or at any time in the past nor had reportable transactions with the Company.

AVAILABILITY OF FORM 10-K

A copy (without exhibits) of WEC's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission, is available without charge to any stockholder of record or beneficial owner of WEC common stock by writing to the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P. O. Box 1331, Milwaukee, Wisconsin 53201. The WEC consolidated financial statements and certain other information found in the Form 10-K are provided in our 2009 Annual Financial Statements and Review of Operations. The Form 10-K, along with this proxy statement and all of WEC's other filings with the Securities and Exchange Commission, is also available in the "Investor Relations" section of the Company's website at www.wisconsinenergy.com.

STOCKHOLDER INFORMATION

ACCOUNT INFORMATION

- Visit **www.bnymellon.com/shareowner/isd**. Wisconsin Energy's transfer agent, BNY Mellon Shareowner Services, provides registered stockholders secure account access. Stockholders can view share balances, market value, tax documents and account statements, review answers to frequently asked questions, perform many transactions and sign up for MLink[sm], the paperless communication program from BNY Mellon. MLink also features electronic delivery of your annual meeting materials.

- Write to:
  Wisconsin Energy Corporation
  c/o BNY Mellon Shareowner Services
  P.O. Box 358015
  Pittsburgh, PA 15252-8015

- Call BNY Mellon Shareowner Services at **800-558-9663**. Service representatives are available from 7 a.m. to 7 p.m. Central time on business days. An automated voice-response system also provides information 24 hours a day, seven days a week.

Securities analysts and institutional investors may contact our Investor Relations Line at **414-221-2592**. Stockholders who hold Wisconsin Energy stock in brokerage accounts should contact their brokerage firm.

STOCK PURCHASE PLAN

Wisconsin Energy's Stock Plus Investment Plan provides a convenient way to purchase WEC common stock and reinvest dividends. To review the Prospectus and enroll, go to **www.wisconsinenergy.com** and select the Investor Relations tab. You also may contact BNY Mellon Shareowner Services at **800-558-9663** to request an enrollment package. This is not an offer to sell, or a solicitation of an offer to buy, any securities. Any stock offering will be made only by Prospectus.

DIVIDENDS

Dividends, as declared by the board of directors, typically are payable on the first day of March, June, September and December. Stockholders may have their dividends deposited directly into their bank accounts. Contact BNY Mellon Shareowner Services to request an authorization form.

INTERNET ACCESS HELPS REDUCE COSTS

You may access **www.wisconsinenergy.com** for the latest information about Wisconsin Energy Corporation. The site provides access to financial, corporate governance and other information, including Securities and Exchange Commission reports.

DUPLICATE MAILINGS

To combine accounts or to discontinue multiple mailings of the proxy statement and annual report, contact BNY Mellon Shareowner Services.

ANNUAL CERTIFICATIONS

Wisconsin Energy has filed the required certifications of its Chief Executive Officer and Chief Financial Officer under the Sarbanes-Oxley Act regarding the quality of its public disclosures. These exhibits can be found in the company's Form 10-K for the year ended Dec. 31, 2009. The certification of Wisconsin Energy's Chief Executive Officer regarding compliance with the New York Stock Exchange corporate governance listing standards will be filed with the NYSE following the 2010 Annual Meeting of Stockholders. Last year, we filed this certification with the NYSE on June 5, 2009.

CORPORATE GOVERNANCE

Wisconsin Energy is proud of its tradition of maintaining sound corporate governance practices. Wisconsin Energy has consistently received a perfect 10 — the highest possible score — from GovernanceMetrics International (GMI), a corporate governance research and ratings agency. In 2009, out of more than 4,200 companies worldwide evaluated by GMI, Wisconsin Energy was recognized again with a perfect 10 for excellence in corporate governance. Wisconsin Energy is one of only two companies worldwide to consistently earn this distinction.


Wisconsin Energy
Corporation


Wisconsin Energy
Corporation

231 W. MICHIGAN ST.

P.O. BOX 1331

MILWAUKEE, WI 53201

414-221-2345

www.wisconsinenergy.com


FSC
Mixed Sources
Product group from well-managed
forests, controlled sources and
recycled wood or fibre
www.fsc.org Cert no. SW-COC-003015
© 1996 Forest Stewardship Council


10%

2K10028-1517-RSK-CG-89K